LM Funding America Inc.

Nasdaq: LMFA



2025 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO**

Commission File Number 001-37605

LM FUNDING AMERICA, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**47-3844457**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1200 Platt Street Suite 1000 Tampa, FL	**33602**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (813) 222-8996

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
Common Stock par value $0.001 per share	LMFA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of voting and nonvoting common equity held by non-affiliates of the Registrant, as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $14,681,600 based on the closing sales price as reported on the NASDAQ Capital Market as of such date.

The number of shares of the Registrant's common stock outstanding as of March 27, 2026 was 16,157,892.

Documents Incorporated By Reference

Information required by Part III is incorporated by reference from registrant's Proxy Statement for its 2026 annual meeting of stockholders or an amendment to this Annual Report on Form 10-K, which will be filed with the Securities and Exchange Commission within 120 days after the end of its fiscal year ended December 31, 2025.

Table of Contents

PART I

Item 1. Business.

LM Funding America, Inc. ("we", "our", "LMFA", or the "Company") currently maintains three distinct business operations: our Bitcoin treasury operations, Bitcoin mining business and our specialty finance business.

Our investment strategy with respect to our Bitcoin treasury operations involves retaining a majority of our currently held Bitcoin and acquiring new Bitcoin through our mining operations. We may sell or leverage our Bitcoin to support operational needs and strategic initiatives. Our Bitcoin mining operation deploys our computing power to mine Bitcoin on the Bitcoin network. We conduct this business through our wholly owned subsidiary, US Digital, a Florida limited liability company, which we formed in 2021 to develop and operate our Bitcoin mining business.

With respect to our specialty finance business, the Company has historically engaged in the business of providing funding to nonprofit community associations primarily located in the state of Florida. We offer incorporated nonprofit community associations, which we refer to as "Associations," a variety of financial products customized to each Association's financial needs.

Bitcoin Treasury Operations and Strategy

During August 2025, we raised approximately $21.3 million in net proceeds from capital raises and we purchased 164 Bitcoins with substantially all of the proceeds from such offering. During December 2025, we raised an additional $5.9 million in net proceeds from capital raises and we purchased an additional 47 Bitcoins with substantially all of the proceeds from such offering.

Our Bitcoin treasury strategy for the next twelve months includes acquiring and holding Bitcoin, using cash flows from operations that exceed working capital requirements, and from time to time, subject to market conditions, issuing equity or debt securities or engaging in other capital raising transactions with the objective of using the proceeds to purchase Bitcoin. We have not set any specific target for the amount of Bitcoin we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional Bitcoin purchases. This overall strategy also contemplates that we may periodically sell Bitcoin for general corporate purposes or in connection with strategies that generate tax benefits in accordance with applicable law, enter into additional capital raising transactions, including those that could be collateralized by its Bitcoin holdings, and consider pursuing strategies to create income streams or otherwise generate funds using our Bitcoin holdings.

As of December 31, 2025, we controlled 211.4 Bitcoins and 145 Bitcoins were pledged as collateral for a $11 million loan.

We currently maintain a formal, documented strategy that governs circumstances under which we acquire or monetize our Bitcoin holdings. Decisions to purchase or sell Bitcoin are made on a case-by-case basis at management's discretion, taking into account factors such as our liquidity, general market conditions, and anticipated cash requirements. As of December 31, 2025, Bitcoin represented 100% of our treasury holdings. We do have small holdings of Tether and USDC outside of our treasury holdings that value in the aggregate less than $10,000 and are used for purchases with merchants that accept such crypto assets as payment. We do not currently engage in hedging activities and we have not implemented derivative transactions, futures, options, swaps, or other financial instruments to reduce our exposure to Bitcoin price volatility. Any future hedging activity, if undertaken, would be determined by management on a discretionary basis.

Bitcoin Mining Business

Our Bitcoin mining business operation deploys our computing power to mine Bitcoin and validate transactions on the Bitcoin network. We believe that developments in Bitcoin mining have created an opportunity for us to deploy capital and conduct large-scale mining operations in the United States. We conduct this business through a wholly owned subsidiary, US Digital, which we formed in 2021 to develop and operate our Bitcoin mining business.

Bitcoin was introduced in 2008 with the goal of serving as a digital means of exchanging and storing value. Bitcoin is a form of digital currency that depends upon a consensus-based network and a public ledger called a "blockchain", which contains a record of every Bitcoin transaction ever processed. The Bitcoin network is the first decentralized peer-to-peer payment network, powered by users participating in the consensus protocol, with no central authority or middlemen, that has wide network participation. The authenticity of each Bitcoin transaction is protected through digital signatures that correspond with addresses of users that send and receive Bitcoin. Users have full control over remitting Bitcoin from their own sending addresses. All transactions on the Bitcoin blockchain are transparent, allowing those running the appropriate software to confirm the validity of each transaction. To be recorded on the blockchain, each Bitcoin transaction is validated through a proof-of-work consensus method, which entails solving complex mathematical problems to validate transactions and post them on the blockchain. This process is called mining. Miners are rewarded with Bitcoins, both in the form of newly-created Bitcoins and fees in Bitcoin, for successfully solving the mathematical problems and providing computing power to the network.

Factors such as access to computer processing capacity, interconnectivity, electricity cost, environmental factors (such as cooling capacity) and location play important roles in mining. In Bitcoin mining, "hashrate" is a measure of the computing and processing power and speed by which a mining computer mines and processes transactions on the Bitcoin network. A company's computing power measured in hashrate is generally considered to be one of the most important metrics for evaluating Bitcoin mining companies.

We obtain Bitcoin as a result of our mining operations, and we sell Bitcoin from time to time to support our operations and strategic growth. We do not currently plan to engage in regular trading of Bitcoin (other than as necessary to convert our Bitcoin into U.S. dollars) or to engage in hedging activities related to our holding of Bitcoin; however, our decision to hold or sell Bitcoin at any given time may be impacted by the Bitcoin market, which has been historically characterized by significant volatility. Currently, we do not use a formula or specific methodology to determine whether or when we will sell Bitcoin that we hold, or the number of Bitcoins we will sell. Rather, decisions to hold or sell Bitcoins are currently determined by management by monitoring the market in real time.

New Bitcoins are introduced into circulation through a process called mining, where participants validate transactions and add them to the blockchain. Miners are rewarded with a fixed number of Bitcoins for each block they successfully add, with this reward halving approximately every four years to control the supply. As of December 31, 2025, there were approximately 19,930,000 Bitcoins in circulation, with a maximum supply capped at 21 million, a limit expected to be reached around the year 2140. Additionally, as of December 31, 2025, Bitcoin's market capitalization, calculated using market prices and total available supply, was $1.75 trillion.

The lifecycle of Bitcoin can be described by the following:

1. Creation (Mining): New Bitcoin are issued as a reward to miners who successfully add a new block to the blockchain by solving complex cryptographic puzzles. This process is called "mining" and currently results in a fixed block reward that halves approximately every four years.

2. Circulation: Once created, Bitcoin are held in digital wallets and can be transferred between users by broadcasting digitally signed transactions to the network.

3.Validation and Settlement: Transactions are validated by nodes and recorded permanently on the blockchain.

4. Removal: Bitcoin cannot be revoked or deleted, but they can become inaccessible if private keys are lost or if sent to unspendable addresses.

5. Fixed Supply Cap: Issuance continues until the maximum supply limit is reached, after which miners will be compensated solely by transaction fees.

While Bitcoin's price has been significantly influenced by speculative trading, its valuation is also impacted by the underlying health and performance of the Bitcoin network. Key metrics such as the network's hash rate (a measure of computational power), the number of active addresses, and transaction volumes can provide insights into network security, user adoption, and overall activity, all of which contribute to Bitcoin's valuation.

Custodially-Held Assets

Through "off-the-shelf" custody agreements (the "Custody Agreements"), we custody approximately 86% of our Bitcoin holdings at regulated third-party custodians (the "Bitcoin Custodians") that carry insurance and are chartered as a limited purpose trust company under the New York Banking Law. The remaining approximately 14% of our Bitcoin holdings are held in a depository account with the Bitcoin Custodians, where Bitcoin mining proceeds are deposited. The Bitcoin Custodians make available to us segregated from all other assets held by the Bitcoin Custodians in which our Bitcoin holdings are directly verifiable via the applicable blockchain. Bitcoin private keys are stored in two different forms: "hot" storage, whereby the private keys are stored on secure, internet-connected devices (a "hot wallet"), and "cold" storage, where digital currency private keys are stored completely offline. The Bitcoin Custody Agreements require the Bitcoin Custodians to hold our Bitcoin in cold storage, unless required to facilitate withdrawals as a temporary measure. The Bitcoin Custodians will at all times record and identify in its books and records that such Bitcoins constitute the property of our Bitcoin account. The Custody Agreements provide that the Bitcoin Custodians will not loan, hypothecate, pledge or otherwise encumber any of our Bitcoin held in our Bitcoin account. The Bitcoin Custodian's services in respect of the Bitcoin account (i) allow Bitcoin to be deposited from a public blockchain address to our Bitcoin Account and (ii) allow Bitcoin to be withdrawn from our Bitcoin account to a public blockchain address as instructed by us. As of December 31, 2025, approximately 211 Bitcoin were held by the Bitcoin Custodians.

The Custody Agreements do not have a set duration and remains in force until terminated as permitted by the Custody Agreement and the associated user agreement governing the general services provided by the Bitcoin Custodian (the "User Agreement"). We may terminate the Custody Agreement and custody services with the Bitcoin Custodian at any time. The Bitcoin Custodians may terminate the Custody Agreement at any time and for any reason, upon which the Bitcoin Custodians will return the Bitcoin held in our Bitcoin Account, less the value of any trading fee discounts, rebates, debts owed to the Bitcoin Custodian or damages the Bitcoin Custodian is entitled to pursuant to the Custody Agreement and User Agreement.

While the Bitcoin Custodians carries insurance, its insurance does not cover any loss in value of Bitcoin and only covers losses caused by certain events such as fraud or theft and, in such covered events, it is unlikely the insurance would cover the full amount of any losses incurred by us. The insurance maintained by the Bitcoin Custodians is shared among all of the Bitcoin Custodian's customers, is not specific to us or to any customers holding Bitcoin with the Bitcoin Custodian, and may not be available or sufficient to protect us from all possible losses or sources of losses. We directly maintain theft and fraud insurance covering our Bitcoin holdings, with coverage limits of $3 million per occurrence. We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats. Our share of Bitcoins mined from our pools are initially received by us in wallets we control. We currently sell the majority of the Bitcoin we mine and utilize hot wallets to hold this Bitcoin immediately prior to selling for working capital purposes. We hold any remainder of our Bitcoin in cold storage, as described above.

Our management evaluates all cybersecurity matters, with the purpose of meeting at least semi-annually and providing recommendations with respect to our information technology use and protection, including, but not limited to, data governance, privacy, compliance and cybersecurity. We have implemented controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of our IT systems and data that we believe to be reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. We are also required to comply with applicable laws, rules, regulations and contractual obligations relating to the privacy and security of our IT systems and data and to the protection of such IT systems and data from unauthorized use, access, misappropriation or modification.

Factors Affecting Profitability

Market Price of Bitcoin

Our business is heavily dependent on the price of Bitcoin. The prices of digital assets, including Bitcoin, have historically experienced substantial volatility, and digital asset prices have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of Bitcoin and other digital assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of Bitcoin as a means of exchange by consumers and producers.

Bitcoin "Halving" Events

Bitcoin halving is a phenomenon that has historically occurred approximately every four years on the Bitcoin network. Halving is a key part of the Bitcoin protocol and serves to control the overall supply and reduce the risk of inflation in digital assets using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term "halving." For example, the reward for adding a single block to the blockchain was initially set at 50 Bitcoin currency rewards. The Bitcoin blockchain has undergone halving four times since its inception as follows: (1) on November 28, 2012 at block height 210,000; (2) on July 9, 2016 at block height 420,000; (3) on May 11, 2020 at block height 630,000; (4) on April 20, 2024 at block height 840,000 when the reward was reduced to its current level of 3.125 per block. The next halving for the Bitcoin blockchain is anticipated to occur around April 2028 at block height 1,050,000. This process will recur until the total amount of Bitcoin currency rewards issued reaches 21.0 million, and the theoretical supply of new Bitcoin is exhausted, which is expected to occur around 2140. Many factors influence the price of Bitcoin, and potential increase or decrease in prices in advance of or following the future halving is unknown.

Halving is an important part of the Bitcoin ecosystem, and it is closely watched by miners, investors, and other participants in the digital asset market. Each halving event has historically been associated with significant price movements in the value of Bitcoin.

Network Hash Rate and Difficulty

Generally, a Bitcoin mining rig's chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the mining rig's hash rate, relative to the global network hash rate (i.e., the aggregate amount of computing power devoted to supporting the Bitcoin blockchain at a given time). As demand for Bitcoin increases, the global network hash rate rapidly increases, and as more adoption of Bitcoin occurs, we expect the demand for new Bitcoin will likewise increase as more mining companies are drawn into the industry by this increase in demand. Further, as more and increasingly powerful mining rigs are deployed, the network difficulty for Bitcoin increases. Network difficulty is a measure of how difficult it is to solve a block on the Bitcoin blockchain, which is adjusted every 2,016 blocks, or approximately every two weeks, so that the average time between each block is approximately ten minutes. A high difficulty means that it will take more computing power to solve a block and earn a new Bitcoin reward which, in turn, makes the Bitcoin network more secure by limiting the possibility of one miner or mining pool gaining control of the network. Therefore, as new and existing miners deploy additional hash rate, the global network hash rate will continue to increase, meaning a miner's share of the global network hash rate (and therefore its chance of earning Bitcoin rewards) will decline if it fails to deploy additional hash rate at pace with the industry.

Equipment

As of December 31, 2025, we own approximately 7,200 machines with total hashing capacity of approximately 0.75 EH/s. We disposed of 299 miners during the year ended December 31, 2025 and 422 miners during the year ended December 31, 2024.

Mining Sites

As of December 31, 2025, we owned a 15 MW hosting site located in Calumet, Oklahoma ("Oklahoma site") with approximately 4,480 installed S19 J Pro, XP and S21 type Antminer machines at the Oklahoma site which have a total projected hashrate of 503 PH. We have another 365 mining machines in storage at the Oklahoma site. As of December 31, 2025, we also owned a 11 MW hosting site located in Columbus Mississippi ("Mississippi site") which had approximately 2,380 installed S19 or S19J Pro Antminer machines with a total projected hashrate of 238 PH.

Specialty Finance Business

In our specialty finance business, we purchase an Association's right to receive a portion of the Association's collected proceeds from owners that are not paying their Association assessments. After taking assignment of an Association's right to receive a portion of the Association's proceeds from the collection of delinquent assessments, we engage law firms to perform collection work on a deferred billing basis wherein the law firms receive payment upon collection from the account debtors or a predetermined contracted amount if payment from account debtors is less than legal fees and costs owed. Under this business model, we typically fund an amount equal to or less than the statutory minimum an Association could recover on a delinquent account for each Account, which we refer to as the "Super Lien Amount". Upon collection of an Account, the law firm working on the Account, on behalf of the Association, generally distributes to us the funded amount, interest, and administrative late fees, with the law firm retaining legal fees and costs collected, and the Association retaining the balance of the collection. In connection with this line of business, we have developed proprietary software for servicing Accounts, which we believe enables law firms to service Accounts efficiently and profitably.

Under our New Neighbor Guaranty program, an Association will generally assign substantially all of its outstanding indebtedness and accruals on its delinquent units to us in exchange for payment by us of monthly dues on each delinquent unit. This simultaneously eliminates a substantial portion of the Association's balance sheet bad debts and assists the Association to meet its budget by receiving guaranteed monthly payments on its delinquent units and relieving the Association from paying legal fees and costs to collect its bad debts. We believe that the combined features of the program enhance the value of the underlying real estate in an Association and the value of an Association's delinquent receivables.

Because we acquire and collect on the delinquent receivables of Associations, the Account debtors are third parties about whom we have little or no information. Therefore, we cannot predict when any given Account will be paid off or how much it will yield. In assessing the risk of purchasing Accounts, we review the property values of the underlying units, the governing documents of the relevant Association, and the total number of delinquent receivables held by the Association.

Recent Developments

Nasdaq Compliance

Nasdaq's listing standards provide that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. On January 7, 2026, we received a Notification Letter from The Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, due to the bid price of the Company's common stock closing below the minimum $1 per share for the thirty (30) consecutive business days prior to the date of the Notification Letter. In accordance with listing rules, the Company was afforded 180 days, or until July 6, 2026, to regain compliance.

December 2025 Offering

On December 19, 2025, the Company and institutional investors (the "December Purchasers") entered into a securities purchase agreement, pursuant to which the Company issued to the December Purchasers, in a registered direct offering (the "December RDO"), 1,822,535 shares (the "Shares") of the Company's common stock, pre-funded warrants to purchase 7,332,395 shares of common stock with an exercise price of $0.001 per share in lieu of Shares, and common warrants to purchase 9,154,930 shares of common stock with an exercise price of $0.71. The December RDO closed on December 22, 2025. The Company received aggregate gross proceeds from the December RDO of approximately $6.0 million, before deducting fees to the placement agent and other offering expenses payable by the Company.

October 2025 Stock Repurchase

On October 29, 2025, the Company entered into securities repurchase agreements (the "Repurchase Agreements") with seven institutional investors that participated in the Company's private placement financing that closed on August 18, 2025 (the "Sellers"). Under the Repurchase Agreements, the Company agreed to repurchase from the Sellers an aggregate of 3,308,575 shares of Company common stock, together with warrants to purchase 3,308,575 shares of common stock that were issued in the August 2025 private placement and that were subsequently adjusted to represent the right to purchase an aggregate of 7,248,787 shares (the

"Repurchase"). At the closing of the Repurchase, the Company paid $2.41 per unit of common stock and associated common stock purchase warrant (a "Unit"), with each Unit consisting of one share of common stock and a common stock purchase warrant to purchase approximately 2.19 shares of common stock (after giving effect to the above-described warrant adjustment), for an aggregate repurchase price of approximately $8 million. The closing of the Repurchase was completed on October 30, 2025.

Galaxy Loan Facility

In connection with the Repurchase, on October 29, 2025, the Company entered into a Master Digital Currency Loan Agreement (the "Loan Agreement") with Galaxy Digital LLC ("Lender"). The Loan Agreement establishes the terms and conditions pursuant to which the Company may, from time to time, borrow U.S. Dollars and/or specified digital currencies (each, a "Loan"), including Bitcoin, Ether, and other mutually agreed digital assets, from Lender (the "Loan Facility"). Each Loan will be secured by cash or digital currency collateral, whereby the Company has granted Lender a first‑priority security interest in such collateral to secure the Company's obligations underlying such Loan. The Loan Agreement has an initial term of one year and will automatically renew for successive one‑year terms unless terminated in accordance with its terms.

On October 30, 2025, the Company made a draw under the Loan facility and borrowed a principal sum of $11 million (the "October Loan") and granted to Lender a security interest in 145 Bitcoins owned by the Company. The proceeds from this borrowing were used to fund the Repurchase, with the remaining amounts borrowed to be used for general corporate purposes. The maturity date for the October Loan was subsequently extended by agreement with the Lender with a new maturity date of April 24, 2026.

SE & AJ Liebel Limited Partnership Loan

On September 15, 2025, the Company entered into an Amendment to Loan Agreement and Loan Documents (the "Loan Agreement Amendment") among the Company, each of LM Funding, LLC and US Digital Mining and Hosting Co., LLC (subsidiaries of the Company), as guarantors (jointly and severally, the "Guarantors"), and SE & AJ Liebel Limited Partnership, as lender ("SE & AJ"). The Loan Agreement Amendment amends the Loan Agreement previously entered into on August 6, 2024, among the Company, the Guarantors, and SE & AJ (the "Original Loan Agreement"). Pursuant to the Loan Agreement Amendment, the Company obtained an additional loan of up to $2.0 million from SE & AJ (the "Additional Loan"), which is in addition to the $5.0 million loan that was made to the Company by SE&AJ under the Original Loan Agreement (the "Initial Loan").

The Additional Loan bears interest at a rate of 12.0% per annum and will mature on September 15, 2027 (the "Maturity Date"). As provided in the Loan Agreement Amendment and the Promissory Note issued by the Company thereunder (the "Promissory Note"), an amount equal to $1.3 million of the Additional Loan was funded on the date of the Loan Agreement Amendment, and the balance of the additional loan in an amount of up to $700,000 (as determined by the Company and approved by the Lender) was funded on October 21, 2025. The Additional Loan is secured by the same collateral, security agreement, and pledge agreement, and is subject to the same guarantees, as the Initial Loan.

August 2025 Offerings

On August 18, 2025, the Company issued 4,322,265 shares of the Company's common stock, par value $0.001 per share and (ii) 4,322,265 warrants to purchase shares of Common Stock at an exercise price of $2.41 per share. The combined purchase price for each Share and Common Warrant in the PIPE Offering was $2.41. The PIPE Offering closed on August 18, 2025. The Company received aggregate gross proceeds from the Offering of approximately $10.4 million, before deducting fees to the Placement Agent and other estimated offering expenses payable by the Company.

In addition, following the closing of the PIPE Offering, the Company issued to institutional investors an aggregate of 5,231,681 shares of the Company's common stock and, in a concurrent private placement, 5,231,681 warrants to purchase shares of common stock at an exercise price of $2.41 per share (the "RD Offering"). The combined purchase price for each share of common stock and common stock purchase warrant in the RD Offering was $2.41. The Company aggregate gross proceeds from the RD Offering of approximately $12.6 million, before deducting fees to the placement agent and other offering expenses payable by the Company.

Mississippi Property Acquisition

On August 1, 2025, the Company, through its wholly-owned subsidiary, US Digital Mining Mississippi LLC ("US Digital Mississippi"), entered into an Asset Purchase Agreement (the "Purchase Agreement") with Greenidge Mississippi LLC, ("Greenidge"), whereby US Digital Mississippi acquired the approximate 6.4 acre parcel of real property located at 249 Datco Industrial Road, Columbus, Mississippi 39707 (the "Mississippi Property"), including substantially all of the business assets of Greenidge located at the Mississippi Property, excluding any Bitcoin miners, for a total purchase price of approximately $3.9 million (the "Greenidge Acquisition"). The Greenidge Acquisition was completed on September 16, 2025.

In connection with the completion of the Greenidge Acquisition, on September 16, 2025, the Company, through the US Digital Mississippi, entered into and closed the acquisition contemplated by that certain Bitcoin Miner Purchase and Sale Agreement with Greenidge Generation LLC, an affiliate of Greenidge (the "Miner Seller"), pursuant to which US Digital Mississippi purchased and acquired from the Miner Seller certain Bitmain Antminer S19, S19 Pro and S19J Pro Bitcoin miners of the Miner Seller for an aggregate purchase price of approximately $362 thousand.

Markets, Geography and Major Customers

Bitcoin is a global store and exchange of value used by people across the world as an asset and to conduct daily transactions. Mining Bitcoin supports the global Bitcoin blockchain and the millions of people that depend on it for economic security and other benefits. Strictly speaking, there is no customer market for mining Bitcoin but we consider our mining pool operators as customers because they compensate us for providing processing power to the mining pool (see Item 1A. Risk Factors- "Our reliance on a third-party mining pool service provider for our mining revenue payouts may adversely affect an investment in us.").

In December 2024, we acquired the Oklahoma site whose infrastructure is backed by 15 MW through which we have an operational hashrate of 503 PH as of December 31, 2025.

In September 2025, in connection with the closing of the Greenidge Acquisition, we acquired a mining site in Mississippi whose infrastructure is backed by 11 MW through which we have an operational hashrate of 238 PH as of December 31, 2025.

Our specialty finance business focused on Associations is focused entirely in the state of Florida.

Working Capital Items

The Bitcoin mining industry is highly competitive and dependent on specialized mining machines that have few manufacturers. Machine purchases require large down payments and miner deliveries often arrive many months after initial orders are placed. However, over the last 12 months, we have seen a significant improvement in the availability and pricing for Bitcoin mining machines. The recent market conditions have provided opportunities to purchase both new and used machines on the spot-market from other miners or retail-dealers of machines for better financial terms and delivery terms, but there can be no guarantee that such opportunities will continue on a long-term basis. Currently, we are purchasing mining machines from Bitmain.

As of December 31, 2025, we owned approximately 7,200 machines. The Company expects to enter into additional agreements to purchase more miners in the coming years. The majority of miners we operate and expect to operate once received are the miners manufactured by Bitmain, including the S19J-Pro, S19 XP, S21 and S21 Immersion models.

Materials and Suppliers

We engage in the operation of high efficiency Bitcoin mining machines. These specialized computers, often called mining rigs, have few manufacturers. All of the machines we purchased this year were manufactured by Bitmain, one of the preeminent manufacturers of Bitcoin mining rigs. It is headquartered in China and manufactures throughout Asia.

Historically, we have been able to manage our supply chains effectively, but global supply chains continue to be constrained, and from time-to-time experience substantial increases in shipping costs and logistical delays as we make efforts to ensure timely delivery of equipment. There can be no certainty that we will not be affected in the future, and we believe that there is a significant risk that equipment supply chains will continue to be affected in 2026.

While some macro-economic indicators available as of the date of this filing suggest that inflation may be slowing, inflationary pressures impact virtually all aspects of our materials and suppliers, including power prices, and are likely to impact our fiscal year 2026.

Environmental Issues

No significant pollution or other types of hazardous emission result from the Company's direct operations and it is not anticipated that our operations will be materially affected by federal, state or local provisions concerning environmental controls. Our costs of complying with environmental, health and safety requirements have not been material.

There are increasing concerns over the large energy usage of Bitcoin mining and its effects on the environment. Many media reports focus exclusively on the energy requirements of Bitcoin mining and cite it as an environmental concern. However, we do not believe that existing or pending climate change legislation, regulation, or international treaties or accords are reasonably likely to have a material effect in the foreseeable future on our business or markets that we serve, nor on our results of operations, capital expenditures or financial position. We continue to monitor emerging developments in this area.

Competition

Bitcoin mining is a global activity. During fiscal year 2021, a majority of Bitcoin mining occurred in China. After China banned Bitcoin mining in May 2021, the center of mining moved to North America. Although Bitcoin mining by its nature is not a directly competitive business, all miners compete for Bitcoin rewards; based on this, we define competitors as other Bitcoin miners. Our competitors include large, publicly-listed mining companies, large private mining companies, and, in some cases, independent, individual miners who pool resources. We believe our principal competitive advantages include our energy background, a combination of owned, operated, and co-located miners and facilities, our strategic use of the Bitcoin we mine to fund operations growth, and our commitment to sustainable business practices, including sourcing renewable energy. Within North America, our major competitors include:

- CleanSpark, Inc.
- Bitfarms Ltd
- Iris Energy Ltd
- Stronghold Digital Mining Inc.
- Bit Digital, Inc.
- Soluna Holdings, Inc.
- Mawson Infrastructure Group Inc.
- Sphere 3D Corp.

In addition to the foregoing, we compete with other companies that focus all or a portion of their activities on mining activities at scale. We face significant competition in certain operational aspects of our business, including, but not limited to, the acquisition of new miners, obtaining low cost electricity, obtaining access to energy sites with reliable sources of power, and evaluating new technology developments in the industry.

Intellectual Property

We do not currently hold any patents or patent applications in connection with our Bitcoin mining related operations or our specialty finance business. We do rely, and expect to continue relying, upon trade secrets, trademarks, service marks, trade names, copyrights and other non-patent intellectual property rights.

Government Regulation

Cryptocurrency mining is largely an unregulated activity at both the state and federal level. We anticipate that cryptocurrency mining will be a focus for increased regulation in the near- and long-term, and we cannot predict how future regulations may affect our business or operations. State regulation of Bitcoin mining is important with respect to where we conduct our mining operations. The majority of our mining facilities are located in Mississippi and Oklahoma, which we believe currently has some of the most favorable regulatory environments for cryptocurrency miners.

Given that President Trump is now well into his second term, the administration has continued to signal and advance Bitcoin-friendly regulatory policies, and we anticipate further proposals and implementations in this area

As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC, CFTC, and other agencies, which may affect our mining and other activities. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see Part I, Item 1A. "Risk Factors"

Protection of Bitcoin Assets

Our share of Bitcoins mined from our pool is initially received by us in wallets we control. We sell portions of the Bitcoin we mine and utilize hot wallets to hold this Bitcoin immediately prior to selling for working capital purposes. We hold any remainder of our Bitcoin in a combination of hot storage, hot storage custody accounts and cold storage. Bitcoin held is reconciled monthly and associated with unique blockchain addresses, with their activity recorded on the blockchain. We do carry insurance coverage on some of our Bitcoin holdings.

Bitcoins we mine or hold for our own account may be subject to loss, theft or restriction on access. Hackers or malicious actors may launch attacks to steal, compromise or secure Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of substantial holdings of Bitcoin, and as we increase in size, we may become a more appealing target of hackers, malware, cyberattacks or other security threats.

Cybersecurity

Our management evaluates all cybersecurity matters, with the purpose of meeting at least semi-annually and providing recommendations with respect to our information technology use and protection, including, but not limited to, data governance, privacy, compliance and cybersecurity. We have implemented controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of our IT systems and data that we believe to be reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. We are also required to comply with applicable laws, rules, regulations and contractual obligations relating to the privacy and security of our IT systems and data and to the protection of such IT systems and data from unauthorized use, access, misappropriation or modification.

To our knowledge there has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company or its subsidiaries hard wallets, cold wallets, information technology and computer systems, networks, hardware, software, data and databases, equipment or technology. We have not been notified of, and have no knowledge of any event or condition that could result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT systems and data, and we have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of our IT systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. We are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT systems and data and to the protection of such IT systems and data from unauthorized use, access, misappropriation or modification.

See Part I, Item 1C. "Cybersecurity" of this Annual Report on Form 10-K for additional information.

Insurance

We have property insurance coverage for our Bitcoin miners and infrastructure assets under an insurance program for a total of $5,699,000 in limits. This insurance coverage covers all the Company's Bitcoin miners with a deductible of $50,000 or 5%, whichever is greater, with a $150,000 minimum and pertains to fire, water damage, water intrusion, named storms, wind, or hail. We do not maintain business interruption coverage, which is currently not being provided by underwriters to any Bitcoin mining companies. The policy also excludes coverage of our Bitcoin holdings and cybersecurity coverage. We engage our insurance broker annually to solicit underwriters to provide proposals to renew our current coverage or update our policies to meet our needs, prior to the policies' expiration each year.

Human Capital

We believe that our future success depends, in no small part, on our ability to continue to attract, hire, and retain qualified personnel. As of March 31, 2026, we had 16 employees, all of which were full time and all located in the United States. We believe that we have adequate personnel and resources with the specialized skills required to carry out our operations successfully. Employees participate in equity incentive plans and receive what we believe is generous compensation in the form of salary and benefits. We continually seek to hire and retain talented professionals, although the competition for such personnel in our segments is significant. None of our employees are represented by a labor union, and we have never experienced a work stoppage. We believe we have a strong and engaging relationship with our employees.

We use outside consultants, attorneys, and accountants, as necessary. We endeavor to maintain a workplace that is free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. The basis for recruitment, hiring, development, training, compensation and advancement is a person's qualifications, performance, skills and experience. We believe that our employees are fairly compensated, without regard to gender, race and ethnicity, and routinely recognized for outstanding performance.

Corporate Information

We were formed as a Delaware corporation on April 20, 2015.

LMFA is the sole member of several entities including LM Funding, LLC, which was organized in January 2008; US Digital Mining and Hosting Co., LLC ("US Digital"), which was formed on September 10, 2021 ("US Digital"); LMFA Financing LLC, formed on November 23, 2020, and LMFAO Sponsor LLC, created on October 29, 2020 (LMFA is a majority member of LMFAO Sponsor LLC). US Digital has created various 100% owned subsidiaries to engage in business in various states in connection with its Bitcoin mining business.

The Company also from time to time organizes other subsidiaries to serve a specific purpose or hold a specific asset.

Where you can Find More Information

We maintain a corporate website at: https://www.lmfunding.com. The contents of this website is not incorporated in, or otherwise to be regarded as part of, this Annual Report.

We are required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information, including our proxy statement, with the Securities and Exchange Commission ("SEC"). The public can obtain copies of these materials by accessing the SEC's website at http://www.sec.gov. In addition, as soon as reasonably practicable after these materials are filed with or furnished to the SEC, we will make copies available to the public free of charge through our website, https://www.lmfunding.com. The information on our website is not incorporated into, and is not part of, this Annual Report on Form 10-K or our other filings with the SEC.

Item 1A. Risk Factors.

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks actually occur, our business, financial condition, results of operations, or cash flow could be materially and adversely affected and you may lose all or part of your investment.

SUMMARY OF RISK FACTORS

Risks Relating to our Business — General Risks

- Our quarterly operating results may fluctuate and cause our stock price to decline.
- Any future acquisitions that we make may prove unsuccessful or strain or divert our resources
- Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our Board of Directors and management.
- A reversal of the U.S. economic recovery and a return to volatile or recessionary conditions in the United States or abroad could adversely affect our business or our access to capital markets in a material manner.
- We may be adversely affected by the effects of inflation.
- We rely heavily on our management team, whose continued service and performance is critical to our future success.
- We may need financing in the future to sustain and expand our operations and may not be able to obtain such financing on acceptable terms, or at all.
- We maintain our cash at financial institutions, which at times, exceed federally insured limits.

Risks Relating to our Bitcoin Treasury Strategy

- Our operating results are dependent on the price of Bitcoin. If prices decline, our business, operating results and financial condition would be adversely affected.
- Because our common stock value is closely tied to our Bitcoin holdings, significant price declines could cause holders of our common stock to lose all or substantially all of their investment.
- If a third-party custodian holding our Bitcoin enters bankruptcy or similar insolvency proceedings, our digital assets could be treated as part of the custodian's insolvency estate, resulting in significant delays in recovery, partial recovery, or total loss of those assets.
- Our holdings are also subject to cyberattacks, hacking, and other unauthorized access that could result in a total loss of affected assets.
- We are not registered as an investment company or investment adviser. Holders of our common stock do not benefit from protections afforded to investors in registered funds or clients of registered advisers, including requirements relating to custody, diversification, leverage, and fiduciary duties.
- If Bitcoin or other crypto assets we hold are determined to be securities under U.S. federal or state law, we could become subject to extensive registration, reporting, and compliance obligations, as well as potential enforcement actions, which could materially and adversely affect our business and financial condition.
- Our Bitcoin treasury strategy is novel and may attract heightened scrutiny from the SEC, banking regulators, and state authorities, potentially resulting in significant compliance costs and required changes to our business strategy.

Risks Relating to Our Bitcoin Mining Business

- Our limited operating history in the Bitcoin mining business and history of operating losses and negative cashflow makes evaluating our business difficult.
- Operating results may fluctuate due to the highly volatile nature of Bitcoin markets.
- The uncertain impact of geopolitical and economic events on the demand for Bitcoin may adversely affect our business.
- The sale of our Bitcoins to pay for expenses at a time of low Bitcoin prices could adversely affect an investment in us.
- The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in digital assets is subject to a variety of factors that are difficult to evaluate.
- We will be exposed to risks and potential unexpected costs related to disruptions or other failures in the supply chain for Bitcoin hardware and difficulties in obtaining new hardware.
- Mining machines rely on components and raw materials that may be subject to price fluctuations or shortages.
- If we are unable to maintain power and hosting arrangements or secure sites for data centers, our business results may suffer.
- Because our miners are designed specifically to mine Bitcoin and may not be readily adaptable to mining other cryptocurrencies, a sustained decline in Bitcoin's value could adversely affect our business and results of operations.
- The reward for successfully solving a block will halve in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

- Transaction fees may decrease demand for Bitcoin and prevent expansion.
- Our reliance on a third-party mining pool service provider for our mining revenue payouts may adversely affect us.
- We face risks from the open-source structure of the Bitcoin network protocol and any failure to properly monitor and upgrade the protocol.
- Bitcoins held by us are not subject to FDIC or SIPC protections.
- Bitcoins we mine or hold for our own account may be subject to loss, theft, or restriction on access.
- The irreversibility of incorrect or fraudulent Bitcoin transactions creates risks for our business.
- We face the risk of the possibility that a cryptocurrency other than Bitcoin could become more desirable to the digital asset user base.
- We will likely need to raise additional capital to fund our Bitcoin mining business.
- Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact.

Risks Related to Governmental Regulation and Enforcement Operations

- Potential changes in laws and regulations applicable to mining Bitcoin, Bitcoin itself, or interpretations thereof, including, without limitation, banking regulations and securities regulations and regulations governing mining activities, both in the U.S. and in other countries.
- Changing environmental regulation and public energy policy may expose our business to new risks.
- If we fail to qualify for certain state government tax incentives or to comply with local tax regulations, we may suffer financial losses.
- Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.

Risks Related to the Specialty Finance Business

- We may not be able to purchase Accounts at favorable prices, or on sufficiently favorable terms, or at all.
- We may not be able to recover sufficient amounts on our Accounts to fund our operations.
- We are subject to intense competition seeking to provide a collection solution to Association s for delinquent Accounts.
- We are dependent upon third-party law firms to service our Accounts.
- Government regulations may limit our ability to recover and enforce the collection of our Accounts.
- We may become regulated under the Consumer Financial Protection Bureau, or CFPB, and have not developed compliance standards for such oversight.
- Current and new laws may adversely affect our ability to collect our Accounts, which could adversely affect our revenues and earnings.
- Class action suits and other litigation could divert our management's attention from operating our business, increase our expenses, and otherwise harm our business.
- Insolvency of BLGAL could have a material adverse effect on our financial condition, results of operations and cash flows.
- Association do not make any guarantee with respect to the validity, enforceability or collectability of the Accounts acquired by us.
- All of our Accounts are located in Florida.
- Foreclosure on an Association's lien may not result in our recouping the amount that we invested in the related Account.
- We may not choose to pursue a foreclosure action against delinquent condominium and home owners.
- The holding period for our Accounts from purchase to payoff is indeterminate.

Risks Relating to Our Securities

- Our common shares could be delisted from the Nasdaq Capital Market.
- Securities analysts may not initiate coverage of our securities or may issue negative reports.
- We have the right to designate and issue additional shares of preferred stock.
- Our management may identify material weaknesses in its internal control over financial reporting in the future.
- We qualify as a smaller reporting company and are subject to scaled disclosure requirements.

<u>**Risks Relating to our Business – General Risks**</u>

Our quarterly operating results may fluctuate and cause our stock price to decline.

Because of the nature of our business, our quarterly operating results may fluctuate, which may adversely affect the market price of our common stock. Our results may fluctuate as a result of the following factors:

- the price of Bitcoin and the amount of hashrate generated by our Bitcoin mining activity;
- the timing and amount of collections on our Account portfolio;
- our inability to identify and acquire additional Accounts;
- a decline in the value of our Account portfolio recoveries;
- increases in operating expenses associated with the growth of our operations; and
- general, economic and real estate market conditions.

Any future acquisitions that we make may prove unsuccessful or strain or divert our resources.

We may seek to grow through acquisitions of related businesses. Such acquisitions present risks that could materially adversely affect our business and financial performance, including:

- the diversion of our management's attention from our everyday business activities;
- the assimilation of the operations and personnel of the acquired business;
- the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and
- the need to expand our management, administration and operational systems to accommodate such acquired business.

If we make such acquisitions we cannot predict whether:

- we will be able to successfully integrate the operations of any new businesses into our business;
- we will realize any anticipated benefits of completed acquisitions; or
- there will be substantial unanticipated costs associated with such acquisitions.

In addition, future acquisitions by us may result in potentially dilutive issuances of our equity securities, the incurrence of additional debt, and the recognition of significant charges for depreciation and amortization related to goodwill and other intangible assets.

Although we have no definitive plans or intentions to make acquisitions of related businesses, we continuously evaluate such potential acquisitions. However, we have not reached any agreement or arrangement with respect to any particular acquisition and we may not be able to complete any acquisitions on favorable terms or at all.

Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our Board of Directors and management.

Certain provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. In addition, our directors serve staggered terms of one to three years each and, as such, at any given annual meeting of our stockholders, only a portion of our Board of Directors may be considered for election, which may prevent our stockholders from replacing a majority of our Board of Directors at certain annual meetings and may entrench our management and discourage unsolicited stockholder proposals. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current Board of Directors.

Volatile or recessionary conditions in the United States or abroad could adversely affect our business or our access to capital markets in a material manner.

Worsening economic and market conditions, downside shocks, or a return to recessionary economic conditions could severely reduce demand for our products and adversely affect our operating results. These economic conditions may also impact the financial condition of one or more of our key suppliers, which could affect our ability to secure product to meet our customers' demand. Our results of operations and the implementation of our business strategy could be adversely affected by general conditions in the global economy. An economic downturn may cause uncertainty in the capital and credit markets and could have a material adverse effect on us. We could also be adversely affected by such factors as changes in foreign currency rates, weak economies, and political conditions in each of the countries in which we sell our products.

We have been adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred.

We rely heavily on our management team, whose continued service and performance is critical to our future success. Any failure by management to properly manage growth, including hiring and retaining competent and skilled management and other personnel, could have a material adverse effect on our business, operating results, and financial condition.

We currently have three executive officers — our Chief Executive Officer and President, Bruce Rodgers, our Chief Financial Officer, Richard Russell, and the President of US Digital Mining and Hosting Co LLC, Ryan Duran — who are responsible for our management functions and are responsible for strategic development, financing and other critical functions. Some of the members of our management team and our Board of Directors do not have prior experience in the Bitcoin mining industry. This lack of experience may impair our management teams' and directors' ability to evaluate and make well-informed decisions involving our current operations and any future projects we may undertake in the industries in which we operate. Such impairment and lack of experience could adversely affect our business, financial condition and future operations.

Our future success depends significantly on the continued service and performance of our existing management team. The departure, death, disability or other extended loss of services of any member of our management team, particularly with little or no notice, could cause delays on projects, frustrate our growth prospects and could have an adverse impact on our industry relationships, our project exploration and development programs, other aspects of our business and our financial condition, results of operations, cash flow and prospects.

Our success, growth prospects, and ability to capitalize on market opportunities also depend to a significant extent on our ability to identify, hire, motivate and retain qualified managerial personnel, including additional senior members of management. Our growth may be constrained by resource limitations as competitors and customers compete for increasingly scarce human capital resources. The demand for professionals familiar with Bitcoin mining and other skilled workers is currently high. Our competitors may be able to offer a work environment with higher compensation or more opportunities than we can. Any new personnel we hire may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract and retain a sufficient number of skilled personnel, our ability to successfully implement our business plan, grow our company and maintain or expand our mining operations may be adversely affected, and the costs of doing so may increase, which may adversely impact our business, financial condition and results of operations.

Our expansion could also place significant demands on our management, operations, systems, accounting, internal controls and financial resources. If we experience difficulties in any of these areas, we may not be able to expand our business successfully or effectively manage our growth. Any failure by management to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may require additional financing to sustain and expand our operations, and we may not be able to obtain financing on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Our ability to operate profitably and to grow our business is dependent upon, among other things, generating sufficient revenue from our operations and, when and if needed, obtaining financing. If we are unable to generate sufficient revenues to operate and/or expand our business, we will be required to raise additional capital to fund operating deficits (if applicable) and growth of our business, pursue our business plans and to finance our operating activities, including through equity or debt financings, which may not be available to us on favorable terms, or at all. Our ability to obtain capital through sales of Bitcoin would also be impacted by declines in the price of Bitcoin.

We have raised capital to finance our strategic growth of our business through public offerings of our common stock, and we expect to need to raise additional capital through similar public offerings to finance the completion of current and future expansion initiatives. Utilizing those sources may be more challenging in the current financial market conditions, in particular where trading volume is diminished. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely impact our existing operations.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, stockholder ownership interest in the Company may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect rights as a stockholder. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares of common stock, making investments, incurring additional debt, making capital expenditures or declaring dividends.

We maintain our cash at financial institutions, which at times, exceed federally insured limits.

The majority of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations.

Risks Relating to Our Bitcoin Treasury Strategy

Our operating results are dependent on the price of Bitcoin. If prices decline, our business, operating results, and financial condition would be adversely affected.

Any declines in the volume of crypto asset transactions, the price of crypto assets, or market liquidity for crypto assets generally may adversely affect our operating results. We have significant investments in Bitcoin. Thus, changes in the value of Bitcoin will generally have a significant impact on our results. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of crypto assets.

The price of crypto assets and associated demand for buying, selling, and trading of crypto assets have historically been subject to significant volatility. Bitcoin is a highly volatile asset. The trading price of Bitcoin significantly decreased during prior periods, and such declines may occur again in the future. Such extreme fluctuations could significantly increase or reduce the value of our holdings within a short period. The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Furthermore, crypto asset prices may be subject to market manipulation or distortion, including pump-and-dump schemes, wash trading, spoofing, and front-running, particularly on unregulated exchanges. Such manipulation could significantly impact the perceived value and trading volume and undermine investor confidence in the crypto asset market, adversely affecting our business.

There is no assurance that any crypto asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of crypto assets or the demand for trading crypto assets decline, our business, operating results, and financial condition could be adversely affected.

Competition from the emergence or growth of other crypto assets or the development of other methods of investing in crypto assets could have a negative impact on the price of Bitcoin and negatively affect the price of our common stock.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a "first to market" advantage over other digital assets. As of December 31, 2025, bitcoin was the largest digital asset by market capitalization and had the largest combined mining power. As of December 31, 2025, the alternative digital assets tracked by CoinMarketCap.com, had a total market capitalization of more than $3 trillion (including the approximately $1.75 trillion market capitalization of Bitcoin), as calculated using market prices and total available supply of each digital asset. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contract platforms rather than open platforms like the Bitcoin network. Competition from the emergence or growth of alternative digital assets and smart contracts platforms, such as Ethereum, Solana, Avalanche, Polkadot, or Cardano, could have a negative impact on the demand for, and price of, Bitcoin and thereby adversely affect the value of our common stock.

In addition, some digital asset networks, including the Bitcoin network, may be the target of ill will from users of other digital asset networks. For example, Litecoin is the result of a hard fork of Bitcoin. Some users of the Bitcoin network may harbor ill will toward the Litecoin network, and vice versa. These users may attempt to negatively impact the use or adoption of the Bitcoin network.

The trading prices of many digital assets, including Bitcoin, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of Bitcoin, could have a material adverse effect on the value of our common stock and our common stock could lose all or substantially all of their value.

The trading prices of many digital assets, including Bitcoin, have experienced extreme volatility in recent periods and may continue to do so. For instance, the average one-year trailing volatility of Bitcoin over the past ten years to date remains elevated at 78%. There were steep increases in the value of certain digital assets, including Bitcoin, over the course of 2021, and multiple market observers asserted that digital assets were experiencing a "bubble." These increases were followed by steep drawdowns throughout 2022 in digital asset trading prices, including for bitcoin. In the 2021-2022 cycle, the price of bitcoin peaked at $67,510 and bottomed at $15,486, marking a steep 77% drawdown. These episodes of rapid price appreciation followed by steep drawdowns have occurred multiple times throughout Bitcoin's history, including in 2011, 2013-2014, and 2017-2018, before repeating again in 2021-2022. In 2025, the average price has hovered around $101,643. Bitcoin reached an all-time high of $125,533 on October 6, 2025. However since then, Bitcoin's price has fallen to as low as $62,181 on February 5, 2026.

The price of some digital assets, including Bitcoin, has risen following the reelection of Donald Trump as president of the United States. Industry participants generally expect the administration to continue to take a constructive approach toward the digital assets industry. Through his executive orders, President Trump has indicated that the administration will work toward providing greater regulatory clarity and certainty for emerging technologies, including blockchain technology and digital assets, thereby fostering their development. Similarly, the digital assets industry expects favorable legislation from the new U.S. Congress as certain members have expressed interest in advancing digital asset specific legislation. To the extent market expectations about future activity by the administration or Congress lead digital asset prices and valuations to increase, there can be no assurance such expectations will be fulfilled, or that digital asset prices will rise or maintain their current levels. Some commentators have referred to the digital asset market post-President Trump's election as a bubble. There can be no assurance that such a bubble does not exist. The failure of the administration and Congress to provide greater regulatory clarity and certainty for blockchain technology and digital assets, such as through promulgating a regulatory framework governing the issuance and operation of digital assets that meets industry expectations, could lead to a decline in digital assets prices, including Bitcoin. Such a decline could cause a decline in the value of our common stock and cause our stockholders to suffer losses. Moreover, there can be no assurance that political sentiments toward the digital asset industry, or market perceptions of those sentiments, will not shift over time. Extreme volatility in the future, including further declines in the trading prices of Bitcoin, could have a material adverse effect on the value of our common stock and our common stock could lose all or substantially all of their value.

Our custodially-held crypto may become part of the custodian's insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If our custodially-held assets are considered to be the property of our custodians' estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such assets and this may ultimately result in the loss of the value related to some or all of such assets. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada's Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our crypto, nor have such events adversely impacted our access to our crypto, they have, in the short-term, likely negatively impacted the adoption rate and use of crypto. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of crypto, limit the availability to us of financing collateralized by crypto, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our assets. Even if we are able to prevent our assets from being considered the property of a custodian's bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our assets held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our common stock.

We face risks relating to the custody of our Bitcoin, including the loss or destruction of private keys required to access our Bitcoin and cyberattacks or other data loss relating to our Bitcoin.

We hold a substantial amount of Bitcoin with regulated custodians that have duties to safeguard our private keys. The insurance that covers losses of our Bitcoin holdings covers only a small fraction of the value of the entirety of our Bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our Bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the Bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the Bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds, or to obligations applicable to investment advisers or other regulated entities.

Mutual funds and other registered investment companies are subject to extensive federal regulation as "investment companies" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Additionally, firms that manage the assets of registered investment companies generally must register as "investment advisers" under the U.S. Investment Advisers Act of 1940, as amended (the "Advisers Act"). These regulatory regimes impose stringent requirements relating to custody of assets, restrictions on transactions with affiliated parties, limits on investment activities, mandated governance structures, and detailed disclosure obligations designed to protect investors.

We are not an investment company and do not manage third-party assets. Therefore, we are neither registered nor required to register as an investment company or investment adviser. Although our key treasury reserve assets are crypto assets and we engage in activities such as staking, we conduct these activities solely for our own corporate treasury management and not on behalf of external investors. Consequently, our operations involving Bitcoin, including custody arrangements, transactions with affiliates, investment decisions, and general business practices, are not subject to the extensive regulatory framework applicable to mutual funds and registered investment advisers. Investors in our company therefore do not benefit from the heightened protections provided under the Investment Company Act or the Investment Advisers Act.

For example, although significant changes to our crypto asset strategy require approval by our Board of Directors, these changes do not necessitate stockholder votes or regulatory approvals mandated for registered investment companies. As a result, our Board of Directors retains broad discretion regarding investment and cash management policies, including the authority to modify, suspend, or expand our strategy of acquiring, holding, or staking crypto assets, without being subject to regulatory procedures applicable to investment companies.

If crypto assets held by the Company are determined to be securities under U.S. federal or state law, the Company would become subject to significant regulatory burdens, which may materially and adversely affect its business, operations, and financial condition.

The legal characterization of crypto assets under U.S. securities laws remains unsettled and continues to evolve. If the SEC, another federal agency, or a state regulator determines that Bitcoin or any other crypto asset held by the Company constitutes a security under the Securities Act of 1933, as amended (the "Securities Act"), or the Investment Company Act, the Company could become subject to extensive regulatory obligations. These obligations may include registration requirements, enhanced disclosure and reporting, restrictions on business activities, and compliance with corporate governance and custody standards.

The SEC has taken the position that certain crypto assets, depending on their characteristics, method of distribution, and functional use, may be classified as investment contracts or otherwise fall within the definition of a "security." Although we do not believe that our current activities involve investment securities or cause us to be an investment company within the meaning of the Investment Company Act, there can be no assurance that regulators will agree with our assessment, particularly as new guidance, enforcement actions, or legal precedents develop.

If the Company were required to register as an investment company, or if the crypto assets it holds were deemed to be unregistered securities, we could be forced to significantly alter, limit, or cease certain operations, including staking or other network participation activities. In such a scenario, the Company may also become subject to enforcement actions, penalties, or other remedial measures, any of which could result in reputational harm, legal liability, or the inability to continue its current business model. In addition to federal law, the Company may be subject to regulation under state securities laws, some of which apply broader definitions of a "security" than those used by the SEC. As a result, the Company could face additional regulatory scrutiny, registration requirements, or enforcement exposure at the state level, even if federal regulators do not classify its crypto assets as securities.

Regulatory uncertainty surrounding the classification of crypto assets presents a continuing risk to the Company's operations. Any determination that the crypto assets held or activities conducted by the Company fall within the scope of U.S. securities laws could impose significant costs, create legal obstacles to continued operations, or materially impair the value of the Company's assets and the returns available to its investors. If we decide to cease certain operations in response to new regulatory obligations, such actions could occur at a time that is unfavorable to investors.

Our Bitcoin treasury strategy subjects us to enhanced regulatory oversight.

Several spot Bitcoin Exchange-Traded Products (an "ETP") have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though we are not, and do not function in the manner of, a spot Bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our crypto holdings.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our crypto through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Bitcoin from bad actors that have used crypto to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in crypto by us may be restricted or prohibited.

We may consider issuing debt or other financial instruments that may be collateralized by our crypto holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our crypto holdings. These types of crypto-related transactions are the subject of enhanced regulatory oversight. These and any other crypto-related transactions we may enter into, beyond simply acquiring and holding crypto, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations. Changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting crypto, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in crypto.

Risks Relating to Our Bitcoin Mining Business

Our limited operating history in the Bitcoin mining business makes evaluating our business and future prospects difficult and increases the risk of an investment in our securities.

We have limited operating history in the Bitcoin mining business upon which an investor may evaluate our business, prospects, financial condition and operating results. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our Bitcoin mining business. Furthermore, we plan to focus our business on Bitcoin mining, a new and developing field, which could further exacerbate the risks. In the event that actual results differ from our plans and expectations, our business, prospects, financial condition and operating results could be adversely affected.

Our operating results may fluctuate due to the highly volatile nature of Bitcoin.

The revenue from our Bitcoin mining business is dependent on Bitcoin and the broader blockchain and Bitcoin mining ecosystem. Due to the highly volatile nature of the Bitcoin markets and the prices of Bitcoin assets, our operating results may fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader cryptocurrency ecosystem. Our operating results may fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
- macroeconomic conditions;
- changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;
- adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;
- increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
- system errors, failures, outages and computer viruses, which could disrupt our ability to continue mining;
- power outages and certain other events beyond our control, including natural disasters and telecommunication failures;
- breaches of security or privacy;
- our ability to attract and retain talent; and
- our ability to compete with our existing and new competitors.

As a result of these factors, it may be difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term.

The impact of geopolitical and economic events on the demand for Bitcoin is uncertain.

Geopolitical crises may trigger large-scale purchases of Bitcoin, which could rapidly increase their prices. This may, however, also increase the likelihood of a subsequent price swing in the opposite direction as crisis-driven purchasing behavior dissipates, ultimately decreasing the value of Bitcoins or any other digital asset in our possession. Such risks are similar to the risks of purchasing commodities in generally uncertain times, such as the risk of purchasing, holding or selling gold.

Alternatively, global crises and economic downturns may discourage investment in Bitcoin and digital assets in general as investors shift their investments towards less volatile asset classes. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin we mine or otherwise acquire or hold for our own account.

The value of Bitcoin has historically been subject to wide swings. Because we do not currently hedge our investment in Bitcoin and do not intend to for the foreseeable future, we are directly exposed to Bitcoin's price volatility and surrounding risks.

While Bitcoin prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms, they have historically been volatile and are impacted by a variety of factors. Such factors include, but are not limited to, the worldwide growth in the adoption and use of Bitcoins, the maintenance and development of the software protocol of the Bitcoin network, changes in consumer demographics and public tastes, fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Furthermore, pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of Bitcoin, or our share price, making prices more volatile.

Currently, we do not use a formula or specific methodology to determine whether or when we will sell Bitcoin that we hold, or the number of Bitcoins we will sell. Rather, decisions to hold or sell Bitcoins are currently determined by management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in us. At this time, we do not anticipate engaging in any hedging activities related to our holding of Bitcoin; this would expose us to substantial decreases in the price of Bitcoin.

The sale of our Bitcoins to pay for expenses at a time of low Bitcoin prices could adversely affect an investment in us.

We sell our Bitcoins to pay for operating expenses and growth on an as-needed basis. Consequently, we may sell our Bitcoins at a time when Bitcoin prices are low, which could adversely affect an investment in us. At this time, we do not engage in contractual or financial hedging activities related to our Bitcoin holdings to mitigate potential decreases in the price of Bitcoin. See the above risk factor entitled, "The value of Bitcoin has historically been subject to wide swings. Because we do not currently hedge our investment in Bitcoin and do not intend to for the foreseeable future, we are directly exposed to Bitcoin's price volatility and surrounding risks."

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in digital assets is subject to a variety of factors that are difficult to evaluate.

The use of digital assets to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs Bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol.

Large-scale acceptance of digital assets as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of Bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

- continued worldwide growth in the adoption and use of digital assets as a medium to exchange;

- changes in consumer demographics and public tastes and preferences;

- the maintenance and development of the open-source software protocol of the network;

- the increased consolidation of contributors to the Bitcoin blockchain through mining pools;

- the availability and popularity of other forms or methods of buying and selling goods and services;

- the use of the networks supporting digital assets for developing smart contracts and distributed applications;

- general economic conditions and the regulatory environment relating to digital assets; and

- negative consumer sentiment and perception of Bitcoin specifically and digital assets generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

We will be exposed to risks related to disruptions or other failures in the supply chain for Bitcoin hardware and difficulties in obtaining new hardware.

Manufacture, assembly and delivery of certain components and products for mining operations could be complex and long processes, in the course of which various problems could arise, including disruptions or delays in the supply chain, product quality control issues, as well other external factors, over which we have no control.

Our mining operations can only be successful and ultimately profitable if the costs associated with Bitcoin mining, including hardware costs, are lower than the price of Bitcoin itself. In the course of the normal operation of our Bitcoin mining facilities, our miners and other critical equipment and materials related to data center construction and maintenance, such as containers, switch gears, transformers and cables, will experience ordinary wear and tear and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. Declines in the condition of our miners and other hardware will require us, over time, to repair or replace those miners. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market. Any upgrading process may require substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis.

Our mining business will be subject to limitations inherent within the supply chain of certain of our components, including competitive, governmental, and legal limitations, and other events. For example, we expect that we will significantly rely on foreign imports to obtain certain equipment and materials. Any global trade disruption, introductions of tariffs, trade barriers and bilateral trade frictions, together with any potential downturns in the global economy resulting therefrom, could adversely affect our necessary supply chains. Our third-party manufacturers, suppliers and subcontractors may also experience disruptions by worker absenteeism, quarantines, restrictions on employees' ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts for our miners, or any new miners that we order, may be delayed.

There are a small number of major suppliers of Bitcoin miners globally, and Bitcoin mining manufacturing is located primarily in China, including Bitmain, the primary supplier of our Bitcoin miners. If we, or our customers, were unable to source Miners from those suppliers (for example due to overwhelming global demand for Bitcoin miners, or due to geopolitical tensions, or war) at a commercial price, or at all, this would have a materially adverse impact on our business, financial condition, results of operations and prospects. Even if the suppliers have agreed to supply us with miners, they may fail to supply the Bitcoin miners due to their inability to manufacture sufficient Bitcoin miners due to a shortage of components or resources such as semiconductors, a default, insolvency, a change in control, or change of laws (including export/import restrictions, quotas or tariffs).

Trade policies such as export/import restrictions, quotas or tariffs may reduce the ability of our suppliers to supply us with Bitcoin miners or create a shortage or lack of components necessary for their manufacture or repair. China's government in particular exerts a high level of influence and control over its economy and businesses (private and state owned). There have been various examples of government policies, decisions, laws and intervention into particular industries. Changes in any of these policies, laws and regulations, or the interpretations thereof, as they relate to the mining hardware suppliers, could have a negative impact on our business prospects, financial condition, and operating results.

Mining machines rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to a significant shortage.

In order to build and sustain our self-mining operations we will depend on third parties to provide us with ASIC chips and other critical components for our mining equipment, which may be subject to price fluctuations or shortages. For example, the ASIC chip is the key component of a mining machine as it determines the efficiency of the device. The production of ASIC chips typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities, or wafer foundries, in the world are capable of producing. We believe that the previous microchip shortage that the entire industry experienced lead to price fluctuations and disruption in the supply of key miner components. Specifically, the ASIC chips have recently been subject to a significant price increases and shortages.

There is also a risk that a manufacturer or seller of ASIC chips or other necessary mining equipment may adjust the prices according cryptocurrency prices or otherwise, so the cost of new machines could become unpredictable and extremely high. As a result, at times, we may be forced to obtain mining machines and other hardware at premium prices, to the extent they are even available. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.

If we are unable to successfully maintain our power and hosting arrangements or secure the sites for our data centers, on acceptable terms or at all, or if we must otherwise relocate to replacement sites, our operations may be disrupted, and our business results may suffer.

As part of the build out of our Bitcoin mining operations, we have engaged several companies to host our machines at various Bitcoin mining facilities (or sites). Actually securing these sites on terms acceptable to our management team may not occur within our timing expectations or at all. Although we have entered into agreements with Core to provide hosting services, our inability to secure sites for our Bitcoin miners could adversely impact the anticipated timing of our buildout phase and therefore the time by which we are able to expand our operations.

Because our miners are designed specifically to mine Bitcoin and may not be readily adaptable to mining other cryptocurrencies, a sustained decline in Bitcoin's value could adversely affect our business and results of operations.

We have invested substantial capital in acquiring miners using ASIC chips designed specifically to mine Bitcoin and other cryptocurrencies using the SHA-256 algorithm as efficiently and as rapidly as possible on our assumption that we will be able to use them to mine Bitcoin and generate revenue from our operations. Therefore, our mining operations focus exclusively on mining Bitcoin, and our mining revenue is based on the value of Bitcoin we mine. Accordingly, if the value of Bitcoin declines and fails to recover, for example, because of the development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our miners may not be able to mine, the revenue we generate from our mining operations will likewise decline. Moreover, because our miners use these highly specialized ASIC chips, we may not be able to successfully repurpose them in a timely manner, if at all, if we decide to switch to mining a different cryptocurrency (or to another purpose altogether) following a sustained decline in Bitcoin's value or if Bitcoin is replaced by another cryptocurrency not using the SHA-256 algorithm. There is also a risk that a manufacturer or seller of ASIC chips or other necessary mining equipment may adjust the prices according cryptocurrency prices or otherwise, so the cost of new machines could become unpredictable and extremely high. This would result in a material adverse effect on our business and could potentially impact our ability to continue as a going concern.

We may not be able to realize the benefits of forks.

The Bitcoin blockchain is subject to modification based on a consensus of the users on its network. When a significant minority of users on the network agree to a modification that is not compatible with the prior network protocol, a "fork" of the network results, with one prong running the pre-modified protocol and the other running the modified protocol. The effect of such a fork would be the existence of two "versions" of the blockchain running in parallel that are not interchangeable, which requires exchange-type transaction to convert between the two forks. Additionally, it may be unclear following a fork which of the two protocols represents the original and which is the new protocol. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a cryptocurrency; determining based on the blockchain with the greatest amount of hash rate contributed by miners or validators; or by reference to the "length" of blockchain (i.e., the time between the first transaction recorded in the blockchain's distributed ledger, and the date of the most recent transaction). Accordingly, we may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in our securities.

Bitcoins and other digital assets we mine or hold for our own account may be subject to loss, theft or restriction on access.

Bitcoin is subject to halving; the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. In an event referred to as Bitcoin "halving," the Bitcoin reward for mining any block is cut in half. For example, the mining reward for Bitcoin declined from 12.5 to 6.25 Bitcoin on May 11, 2020. The mining reward for Bitcoin declined again in April 2024 from 6.25 Bitcoin to 3.125 Bitcoin. This process is scheduled to occur once every 210,000 blocks, or roughly four years, until the total amount of Bitcoin rewards issued reaches 21 million, which is expected to occur around 2140. Once 21 million Bitcoin are generated, the network will stop producing more. Currently, there are more than 19 million Bitcoin in circulation. While Bitcoin prices have had a history of price fluctuations around halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the price of Bitcoin does not follow these anticipated halving events, the revenue from our mining operations would decrease, and we may not have an adequate incentive to continue mining and may cease mining operations altogether, which may adversely affect an investment in us.

Furthermore, such reductions in Bitcoin rewards for uncovering blocks may result in a reduction in the aggregate hashrate of the Bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions and make the Bitcoin network more vulnerable to malicious actors or botnets obtaining control in excess of 50% of the processing power active on the blockchain. Such events may adversely affect our activities and an investment in us.

While Bitcoin prices have historically increased around these halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining rewards. If a corresponding and proportionate increase in the price of the Bitcoin does not follow future halving events, the revenue we earn from our Mining operations would see a decrease, which could have a material adverse effect on our results of operations and financial condition.

If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.

Generally, a Bitcoin miner's chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the miner's hash rate (i.e., the amount of computing power devoted to supporting the Bitcoin blockchain), relative to the global network hash rate. As demand for Bitcoin has increased, the global network hash rate has increased, and as more adoption of Bitcoin occurs, we expect the demand for Bitcoin will increase, drawing more mining companies into the industry and further increasing the global network hash rate. As new and more powerful miners are deployed, the global network hash rate will continue to increase, meaning a miner's chance of earning Bitcoin rewards will decline unless it deploys additional hash rate at pace with the industry. Accordingly, to compete in this highly competitive industry, we believe we will need to continue to acquire new miners, both to replace those lost to ordinary wear-and-tear and other damage, and to increase our hash rate to keep up with a growing global network hash rate.

We plan to grow our hash rate by acquiring newer, more effective and energy-efficient miners. These new miners are highly specialized servers that are very difficult to produce at scale. As a result, there are limited producers capable of producing large numbers of sufficiently effective miners, and, as demand for new miners has increased in response to increased Bitcoin prices, we have observed the price of these new miners has increased. If we can't acquire sufficient numbers of new miners or access sufficient capital to fund our acquisitions, our results of operations and financial condition, which could adversely affect investments in our securities.

Transaction fees may decrease demand for Bitcoin and prevent expansion.

As the number of Bitcoins currency rewards awarded for solving a block in a blockchain has decreased, transaction fees have increasingly been used to incentivize miners to continue to contribute to the Bitcoin network. However, high Bitcoin transaction fees may slow the adoption of Bitcoin as a means of payment, which may decrease demand for Bitcoin and future prices of Bitcoin may suffer as a result. If Bitcoin prices are not sufficiently high, our Mining revenue may not exceed our associated costs, and our results of operations and financial condition may suffer. Further, because the price of shares of our common stock may be linked to the price of Bitcoin, if demand for Bitcoin decreases, causing future Bitcoin prices to decrease, the market price of our securities may be materially and adversely affected, limiting our ability to raise additional capital to fund our strategic growth plans.

Our reliance on a third-party mining pool service provider for our mining revenue payouts may adversely affect an investment in us.

We currently rely on open access mining pools that support cryptocurrencies including Bitcoin, to receive our mining rewards and fees from the network. Our pools have the sole discretion to modify the terms of our agreement at any time, and, therefore, our future rights and relationship with our pools may change. In general, mining pools allow miners to combine their computing and processing power, increasing their chances of solving a block and getting paid by the Bitcoin network. The rewards, distributed proportionally to our contribution to the pool's overall mining power, are distributed by the pool operator. Should our pools' operator systems suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, while we receive daily reports from our pools detailing the total processing power provided to the pools and the proportion of that total processing power, we provided to determine the distribution of rewards to us, we are dependent on the accuracy of our pool's record keeping. Therefore, we have little means of recourse against our pools' operators if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pools. If we are unable to consistently obtain accurate proportionate rewards from our pools, we may experience reduced rewards for our efforts, which would have an adverse effect on our business and operations.

The open-source structure of the Bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in us.

As an open-source project, Bitcoin does not generate revenues for its contributors, and contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentives for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. To the extent that contributors may fail to adequately update and maintain the Bitcoin network protocol, it could have a material adverse effect on our business, prospects, or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We may not have adequate sources of recovery if our digital assets are lost, stolen or destroyed.

We rely on Gemini to facilitate the custody of our Bitcoins. If our Bitcoins are lost, stolen or destroyed under circumstances rendering a party, including Gemini, liable to us, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be limited, to the extent identifiable, to other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim of ours. Gemini maintains certain commercial crime and specie insurance for digital assets they custody which insures against the theft of digital assets that results from a direct security breach or hack of Gemini's systems, a fraudulent transfer initiated by Gemini, or theft by a Gemini employee.

Bitcoins held by us are not subject to FDIC or SIPC protections.

We do not hold our Bitcoins with a banking institution or a member of the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC"), and, therefore, our Bitcoins are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. As a result, we may suffer a loss with respect to our Bitcoins that is not covered by insurance, and we may not be able to recover any of our carried value in these Bitcoins if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on our stock price.

Bitcoins we mine or hold for our own account may be subject to loss, theft or restriction on access.

There is a risk that some or all of our Bitcoins could be lost or stolen. Bitcoins are stored in and accessed by cryptocurrency sites commonly referred to as "wallets." A hot wallet refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions. When we keep our Bitcoin in cold storage, we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets.

We currently mine Bitcoin by contributing to and benefiting from our pools' processing power. Our share of Bitcoins mined from our pools are initially received by us in wallets we control, which are maintained by Gemini, a U.S. based digital assets exchange. We currently sell the majority of the Bitcoin we mine and utilize hot wallets to hold this Bitcoin immediately prior to selling for working capital purposes. We hold any remainder of our Bitcoin in cold storage. Bitcoins we mine or hold for our own account may be subject to loss, theft or restriction on access. Hackers or malicious actors may launch attacks to steal, compromise or secure Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms (including Gemini), cold and hot storage locations or software, or by other means. We may be in control and possession of substantial holdings of Bitcoin, and as we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability.

The digital asset exchanges on which cryptocurrencies, including Bitcoin, trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Such failures may result in a reduction in the price of Bitcoin and other cryptocurrencies and can adversely affect an investment in us.

Digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy. The cryptocurrency lender Genesis Global Holdco also filed for bankruptcy protection in January 2023.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange's failure could adversely affect an investment in us.

The treatment of Bitcoins held by custodians (such as Gemini) that file for bankruptcy protection is uncharted territory in U.S. Bankruptcy law. We cannot say with certainty whether Bitcoin held in custody by a bankrupt custodian would be treated as property of a bankruptcy estate and, accordingly, whether the owner of that Bitcoin would be treated as a general unsecured creditor.

Incorrect or fraudulent Bitcoin transactions may be irreversible.

Bitcoin transactions are irreversible and stolen or incorrectly transferred Bitcoins may thus be irretrievable. While we exchange our Bitcoins directly for U.S. dollars on Gemini and do not presently use, or expect to use, our Bitcoins for any other transactions other than limited payroll related payments, any incorrectly executed or fraudulent Bitcoin transactions may still adversely affect our investments and assets.

Demand for Bitcoin is driven, in part, by its status as a prominent and secure cryptocurrency. It is possible that a cryptocurrency other than Bitcoin could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for Bitcoins.

Bitcoin holds a "first-to-market" advantage over other cryptocurrencies. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use. Nonetheless, another form of cryptocurrency could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin network or a perceived advantage of another form of digital currency. If another form of digital currency obtains significant market share, this could reduce the interest in, and value of, Bitcoin and the profitability of our Bitcoin operations.

We will likely need to raise additional capital to fund our Bitcoin mining business and purchase related equipment, and such capital may not be available on terms acceptable to us, or at all.

We have entered into agreements under which we have agreed to purchase a substantial number of Bitcoin mining machines, and we will have escalating operating expenses associating with growing our planned Bitcoin mining business. Accordingly, we will likely require additional capital to fund our additional equipment purchases and to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, or unforeseen circumstances. Accordingly, we will likely need to engage in equity or debt financings or enter into credit facilities for the above-mentioned or other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through equity financing, our existing stockholders could experience significant dilution.

Furthermore, any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours, or even fully or partially ban mining operations.

Mining Bitcoin requires massive amounts of electrical power, and electricity costs are expected to account for a significant portion of our overall costs. The availability and cost of electricity will restrict the geographic locations of our mining activities. Any shortage of electricity supply or increase in electricity costs in any location where we plan to operate may negatively impact the viability and the expected economic return for Bitcoin mining activities in that location.

Further, our business model can only be successful and our mining operations can only be profitable if the costs, including electrical power costs, associated with Bitcoin mining are lower than the price of Bitcoin itself. As a result, any mining operation we establish can only be successful if we can obtain sufficient electrical power for that site on a cost-effective basis, and our establishment of new mining data centers requires us to find sites where that is the case. Even if our electrical power costs do not increase, significant fluctuations in, and any prolonged periods of, low Bitcoin prices may also cause our electrical supply to no longer be cost-effective.

Furthermore, there may be significant competition for suitable Bitcoin mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up Bitcoin mining operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. In addition, if Bitcoin mining becomes more widespread, government scrutiny related to restrictions on Bitcoin mining facilities and their energy consumption may significantly increase. The considerable consumption of electricity by mining operators may also have a negative environmental impact, including contribution to climate change, which could set the public opinion against allowing the use of electricity for Bitcoin mining activities or create a negative consumer sentiment and perception of Bitcoin, specifically, or Bitcoin, generally. This, in turn, could lead to governmental measures restricting or prohibiting Bitcoin mining or the use of electricity for Bitcoin mining activities. Any such development in the jurisdictions where we plan to operate could increase our compliance burdens and have a material adverse effect on our business, prospects, financial condition, and operating results. Government regulators in other countries may also ban or substantially limit their local Bitcoin mining activities, which could have a material effect on our supply chains for mining equipment or services and the price of Bitcoin. It could also increase our domestic competition as some of those Bitcoin miners or new entrants in this market may consider moving their Bitcoin mining operations or establishing new operations in the United States.

Additionally, our mining operations could be materially adversely affected by power outages and similar disruptions. Given the power requirements for our mining equipment, it would not be feasible to run this equipment on back-up power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be affected by price fluctuations in the wholesale and retail power markets.

A substantial portion of our power and hosting arrangements will likely contain certain price adjustment mechanisms in case of certain events. Furthermore, a portion of our power and hosting arrangements will likely include merchant power prices, or power prices reflecting market movements.

Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

- increases and decreases in generation capacity;
- changes in power transmission or fuel transportation capacity constraints or inefficiencies;
- volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;
- technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

- federal and state power, market and environmental regulation and legislation; and
- changes in capacity prices and capacity markets.

If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

We will be vulnerable to severe weather conditions and natural disasters, including severe heat, earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business will be subject to the risks of severe weather conditions and natural disasters, including severe heat, earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business.

The majority of our power and hosting arrangements have merchant power prices, or power prices reflecting the market movements. In an event of a major power outage, the merchant power prices could be too high to make Bitcoin mining profitable. To extent the power prices increase significantly as result of severe weather conditions, natural disasters or any other causes, resulting in contract prices for power being significantly lower than current market prices, the counterparties under our power and hosting arrangements may refuse to supply power to us during that period of fluctuating prices.

From time to time, we may consider protecting against power price movements by adopting a more risk averse power procurement strategy and hedging our power purchase prices, which would translate into additional hedging costs for us.

Furthermore, state or regional government officials may introduce new legislation and requirements on power providers that may result in, among other things, restrictions on cryptocurrency mining operations in general.

The properties in our mining network may experience damages, including damages that are not covered by insurance.

As of December 31, 2025, our mining operations in the states of Oklahoma and Mississippi are, and any future mining sites we may establish will be, subject to a variety of risks relating to physical condition and operation, including:
- the presence of construction or repair defects or other structural or building damage;
- any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit requirements;
- any damage resulting from extreme weather conditions or natural disasters, such as hurricanes, earthquakes, fires, floods and snow or windstorms; and
- claims by employees and others for injuries sustained at our properties.

For example, our Bitcoin mining facilities could be rendered inoperable, temporarily or permanently, as a result of, among others, a fire or other natural disasters. The security and other measures we anticipate to take to protect against these risks may not be sufficient.

Additionally, our mines could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity.

Adoption of a different method of validating transactions in Bitcoin could materially impair the business of mining firms, and could even make them obsolete.

Transactions in Bitcoin are currently validated by a system called "proof of work," where powerful computers run software that races to solve complex problems, verifying transactions in the process. The system is widely known as "mining" because the computers earn payments in cryptocurrency as rewards for the verification service. The system has been criticized by many because it requires substantial amounts of electricity to validate transactions. Recently, another type of digital currency, Ethereum, implemented a different system of validation called "proof of stake," which is expected to require 99% less energy consumption. In the event Bitcoin adopts a similar system, it could make Bitcoin mining substantially less profitable and could even render the business obsolete.

While there is no assurance that Bitcoin will not adopt a "proof of stake" system, even if Bitcoin decided to adopt such a system, we do not believe that the adoption would occur in the near term, given the number of years it took Ethereum to create and implement its alternative system.

Risks Related to Governmental Regulation and Enforcement Operations

If regulatory changes or interpretations of our activities require our registration as a money services business (an "MSB") under the regulations promulgated by the Financial Crimes Enforcement Network ("FinCEN") under the authority of the U.S. Bank Secrecy Act (the "BSA"), or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material adverse effect on our business and the results of our operations.

To the extent our Bitcoin mining activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the BSA, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our cryptocurrency activities cause us to be deemed a "money transmitter" (an "MT") or be given an equivalent designation, under state law in any state in which we operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Currently, the New York State Department of Financial Services maintains a comprehensive "BitLicense" framework for businesses that conduct "virtual currency business activity." In July 2020, Louisiana enacted the Virtual Currency Businesses Act, becoming the second state after New York to enact a stand-alone virtual currency law. We will continue to monitor for developments in state-level legislation, guidance or regulations applicable to us.

Such additional federal or state regulatory obligations in the United States or obligations that could arise under the regulatory frameworks of other countries may cause us to incur significant expenses, possibly affecting its business and financial condition in a material and adverse manner. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs or similar obligations in other countries. If we are deemed to be subject to such additional regulatory and registration or licensing requirements, we may be required to substantially alter our Bitcoin mining activities and possibly cease engaging in such activities. Any such action may adversely affect our business operations and financial condition and an investment in our company.

Changing environmental regulation and public energy policy may expose our business to new risks.

Our Bitcoin mining operations require a substantial amount of power and can only be successful, and ultimately profitable, if the costs we incur, including for electricity, are lower than the revenue we generate from our operations. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. For instance, our plans and strategic initiatives for the Oklahoma site, the location where we conduct the majority of our Bitcoin mining operations, are based, in part, on our understanding of current environmental and energy regulations, policies, and initiatives enacted by federal and Oklahoma regulators. If new regulations are imposed, or if existing regulations are modified, the assumptions we made underlying our plans and strategic initiatives may be inaccurate, and we may incur additional costs to adapt our planned business, if we are able to adapt at all, to such regulations.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business because the Bitcoin mining industry, with its energy demand, may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, and energy disclosure and use regulations, we cannot predict how legislation and regulation will affect our financial condition and results of operations in the future in the United States and the State of Oklahoma. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change or energy use by us or other companies in our industry could harm our reputation and can have a material adverse effect on our business and financial condition.

If we fail to qualify for certain state government tax incentives or to comply with local tax regulations, we may suffer financial losses.

We expect to negotiate for certain sale and use tax incentives from U.S. state governments in exchange for encouraging investment and employment. Our interpretations and conclusions regarding these potential tax incentives are not binding on any taxing authority. If our assumptions about, or interpretation or implementation of, tax and other laws are incorrect; if tax laws or regulations are substantially modified or rescinded; if the tax incentives from which we benefit in the jurisdictions in which we operate are substantially modified or rescinded; if we fail to meet the conditions of any of the tax incentives; or if we do not prevail in disputes with tax authorities, we could suffer material adverse tax and other financial consequences, including owing significant amounts of taxes and penalties that would increase our expenses, reduce our profitability and adversely affect our cash flows, results of operations and financial condition.

Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital assets and related transactions, many significant aspects of the U.S. federal income and applicable state, local and non-U.S. tax treatment of transactions involving digital assets, such as the purchase and sale of Bitcoin and the receipt of staking rewards and other digital asset incentives and rewards products, are uncertain, and it is unclear what guidance may be issued in the future with respect to the tax treatment of digital assets and related transactions.

Current Internal Revenue Service ("IRS") guidance indicates that for U.S. federal income tax purposes digital assets such as Bitcoins should be treated and taxed as property, and that transactions involving the payment of Bitcoins for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to taxable income and guidance with respect to the determination of the tax basis of digital currency. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, although current IRS guidance addresses the treatment of certain forks, there continues to be uncertainty with respect to the timing and amount of income inclusions for various digital asset transactions, including, but not limited to, staking rewards and other digital asset incentives and rewards products. While current IRS guidance creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin passes from one person to another, it preserves the right to apply capital gains treatment to those transactions, which is generally favorable for investors in Bitcoin.

There can be no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that other state, local and non-U.S. taxing authorities or courts will follow the approach of the IRS with respect to the treatment of digital assets such as Bitcoin for income tax and sales tax purposes. Any such alteration of existing guidance or issuance of new or different guidance may have negative consequences including the imposition of a greater tax burden on investors in Bitcoin or imposing a greater cost on the acquisition and disposition of Bitcoin, generally, and potentially have a negative effect on the trading price of Bitcoin or otherwise negatively impact our business. In addition, future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and applicable state, local and non-U.S. tax purposes.


Risks Related to the Specialty Finance Business


We may not be able to purchase Accounts at favorable prices, or on sufficiently favorable terms, or at all.

Our success depends upon the continued availability of Association Accounts. The availability of Accounts at favorable prices and on terms acceptable to us depends on a number of factors outside our control, including:

- the status of the economy and real estate market in markets which we have operations may become so strong that delinquent Accounts do not occur in sufficient quantities to efficiently acquire them;
- the perceived need of Associations to sell their Accounts to us as opposed to taking other measures to solve budget problems such as increasing assessments; and
- competitive pressures from law firms, collections agencies, and others to produce more revenue for Associations than we can provide through the purchase of Accounts.

In addition, our ability to purchase Accounts, in particular with respect to our original product, is reliant on state statutes allowing for a Super Lien Amount to protect our principal investment; any change of those statutes and elimination of the priority of the Super Lien Amount, particularly in Florida, could have an adverse effect on our ability to purchase Accounts. If we were unable to purchase Accounts at favorable prices or on terms acceptable to us, or at all, it would likely have a material adverse effect on our financial condition and results of operations.

We may not be able to recover sufficient amounts on our Accounts to recover charges to the Accounts for interest and late fees necessary to fund our operations.

We acquire and collect on the delinquent receivables of Associations. Since Account debtors are third parties that we have little to no information about, we cannot predict when any given Account will pay off or how much it will yield. In order to operate profitably over the long term, we must continually purchase and collect on a sufficient volume of Accounts to generate revenue that exceeds our costs.

Several factors may reduce the amount that can be collected on any individual Account. The delinquent assessments that are the subject of the Accounts and related charges are included within an Association's claim of lien under the applicable statute. In Florida, Association liens are recorded in the official county records and hold first priority status with respect to a first mortgage holder for an amount equal to the Super Lien Amount. Associations have assigned to us the right to direct law firms to collect on the liens and foreclose, subject to the terms and conditions of the purchase agreements between each Association and us.

Each Account presents a separate risk as to the creditworthiness of the debtor obligated to pay the Account, which, in general, is the owner of the unit or home when the Account was incurred and subsequent owners. For instance, if the debtor has incurred a property tax lien, a sale related to such lien could result in our complete loss of the Account. Also, a holder of a first mortgage taking title through a foreclosure proceeding in which the Association is named as a defendant must only pay the Super Lien Amount in a state with a super lien statute. Although we purchase Accounts at a discount to the outstanding balance and the owner remains personally liable for any deficiency, we may decide that it is not cost-effective to pursue such a deficiency. As a result, the purchase or ownership of a significant number of Accounts which result in payment of only the Super Lien Amount or less where no statute specifying a Super Lien Amount applies, could adversely affect our financial condition and results of operations.

We are subject to intense competition seeking to provide a collection solution to Associations for delinquent Accounts.

Lawyers, collection agencies, and other direct and indirect competitors vying to collect on Accounts all propose to solve the problem delinquent Accounts pose to Associations. Additionally, Associations and their management companies sometimes try to solve their delinquent Account problems in house, without the assistance of third-party collection agencies. An Account that an Association attempts to collect through any of these other options is an Account we cannot purchase and collect. We compete on the basis of reputation, industry experience, performance and financing dollars. Some of these competitors have greater contacts with Associations, greater financial resources and access to capital, more personnel, wider geographic presence and greater resources than we have. In addition, we expect the entry of new competitors in the future given the relatively new nature of the market in which we operate. Aggressive pricing by our competitors could raise the price of acquiring and purchasing Accounts above levels that we are willing to pay, which could reduce the number of Accounts suitable for us to purchase or if purchased by us, reduce the profits, if any, generated by such Accounts. If we are unable to purchase Accounts at favorable prices or at all, the revenues generated by us and our earnings could be materially reduced.

We are dependent upon third-party law firms to service our Accounts.

Although we utilize our proprietary software and in-house staff to track, monitor, and direct the collection of our Accounts, we depend upon third-party law firms to perform the collection work. As a result, we are dependent upon the efforts of our third-party law firms, particularly BLG Association Law, PLLC ("BLGAL") to service and collect our Accounts.

On February 1, 2022, the Company consented to the assignment by the law firm of Business Law Group, P.A.("BLG") to BLGAL of the Services Agreement, dated April 15, 2015, previously entered into by the Company and BLG (the "Services Agreement"). The Services Agreement had set forth the terms under which BLG. would act as the primary law firm used by the Company and its association clients for the servicing and collection of association accounts. The assignment of the Services Agreement was necessitated by the death of the principal attorney and owner of BLG. In connection with the assignment, BLGAL agreed to amend the Services Agreement on February 1, 2022, to reduce the monthly compensation payable to the law firm from approximately $82,000 to $53,000 (the "Amendment") and subsequently to $43,000. Bruce M. Rodgers, the chairman and CEO of the Company, is a 50% owner of BLGAL, and the assignment and Amendment was approved by the independent directors of the Company.

As of December 31, 2025, BLGAL was responsible for servicing over 98% of our Accounts. Our revenues and profitability could be materially affected if:

- our agreements with the third-party law firms we use are terminated and we are not able to secure replacement law firms or direct payments from Account debtors to our replacement law firms;
- our relationships with our law firms adversely change;
- our law firms fail to adequately perform their obligations; or
- internal changes at such law firms occur, such as loss of staff who service us.

Government regulations may limit our ability to recover and enforce the collection of our Accounts.

Federal, state and municipal laws, rules, rules, regulations and ordinances may limit our ability to recover and enforce our rights with respect to the Accounts acquired by us. These laws include, but are not limited to, the following federal statutes and regulations promulgated thereunder and comparable statutes in states where Account debtors reside and/or located:

- the Fair Debt Collection Practices Act;
- the Federal Trade Commission Act;
- the Truth-In-Lending Act;
- the Fair Credit Billing Act;
- the Dodd-Frank Act;
- the Equal Credit Opportunity Act; and
- the Fair Credit Reporting Act.

We may be precluded from collecting Accounts we purchase where the Association or its prior legal counsel, management company, or collection agency failed to comply with applicable laws in charging the account debtor or prosecuting the collection of the Account. Laws relating to the collection of consumer debt also directly apply to our business. Our failure to comply with any laws applicable to us, including state licensing laws, could limit our ability to recover our Accounts and could subject us to fines and penalties, which could reduce our revenues.

We may become regulated under the Consumer Financial Protection Bureau, or CFPB, and have not developed compliance standards for such oversight.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (2010), or Dodd-Frank Act, represents a comprehensive overhaul of the financial services industry within the U.S. The Dodd-Frank Act allows consumers free access to their credit score if their score negatively affects them in a financial transaction or a hiring decision, and also gives consumers access to credit score disclosures as part of an adverse action and risk-based pricing notice. Title X of the Dodd-Frank Act establishes the Consumer Financial Protection Bureau, or CFPB, within the Federal Reserve Board, and requires the CFPB and other federal agencies to implement many new and significant rules and regulations. Significant portions of the Dodd-Frank Act related to the CFPB became effective on July 21, 2011. The CFPB has broad powers to promulgate, administer and enforce consumer financial regulations, including those applicable to us and possibly our funded Associations. Under the Dodd-Frank Act, the CFPB is the principal supervisor and enforcer of federal consumer financial protection laws with respect to nondepository institutions, or "nonbanks", including, without limitation, any "covered person" who is a "larger participant" in a market for other consumer financial products or services. We do not know if our unique business model makes us a covered person.

The CFPB has started to exercise authority to define unfair, deceptive or abusive acts and practices and to require reports and conduct examinations of these entities for purposes of (i) assessing compliance with federal consumer financial protections laws; (ii) obtaining information about the activities and compliance systems or procedures of such entities; and (iii) detecting and assessing risks to consumers and to markets for consumer financial products and services. The exercise of this supervisory authority must be risk-based, meaning that the CFPB will identify nonbanks for examination based on the risk they pose to consumers, including consideration of the entity's asset size, transaction volume, risk to consumers, existing oversight by state authorities and any other factors that the CFPB determines to be relevant. When a nonbank is in violation of federal consumer financial protection laws, including the CFPB's own rules, the CFPB may pursue administrative proceedings or litigation to enforce those laws and rules. In these proceedings, the CFPB can obtain cease and desist orders, which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief, and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial protection laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (but not for civil penalties). If the CFPB or one or more state officials believe that we have committed a violation of the foregoing laws, they could exercise their enforcement powers in a manner that could have a material adverse effect on us.

At this time, we cannot predict the extent to which the Dodd-Frank Act or the resulting rules and regulations, including those of the CFPB, will impact the U.S. economy and our products and services. Compliance with these new laws and regulations may require changes in the way we conduct our business and could result in additional compliance costs, which could be significant and could adversely impact our results of operations, financial condition or liquidity.

Current and new laws may adversely affect our ability to collect our Accounts, which could adversely affect our revenues and earnings.

Currently all of our Accounts are located in Florida. But because our Accounts are generally originated and collected pursuant to a variety of federal and state laws by a variety of third parties and may involve consumers in all 50 states, the District of Columbia and Puerto Rico, there can be no assurance that all Associations and their management companies, legal counsel, collections agencies and others have at all times been in compliance with all applicable laws relating to the collection of Accounts. Additionally, there can be no assurance that we or our law firms have been or will continue to be at all times in compliance with all applicable laws. Failure to comply with applicable laws could materially adversely affect our ability to collect our Accounts and could subject us to increased costs, fines, and penalties. Furthermore, changes in state law regarding the lien priority status of delinquent Association assessments could materially and adversely affect our business.

Class action suits and other litigation could divert our management's attention from operating our business, increase our expenses, and otherwise harm our business.

Certain originators and servicers involved in consumer credit collection and related businesses have been subject to class actions and other litigation. Claims include failure to comply with applicable laws and regulations such as usury and improper or deceptive origination and collection practices. From time to time we are a party to such litigation, and as a result, our management's attention may be diverted from our everyday business activities and implementing our business strategy, and our results of operations and financial condition could be materially adversely affected by, among other things, legal expenses and challenges to our business model in connection with such litigation.

If our technology and software systems are not operational or are subject to cybersecurity incidents, our operations could be disrupted and our ability to successfully acquire and collect Accounts could be adversely affected.

Our success depends in part on our proprietary software. We must record and process significant amounts of data quickly and accurately to properly track, monitor and collect our Accounts. Any failure of our information systems and their backup systems, including by means of cybersecurity attacks, breaches or other incidents, would interrupt our operations. We may not have adequate backup arrangements for all of our operations and we may incur significant losses if an outage occurs. In addition, we rely on third-party law firms who also may be adversely affected in the event of a cybersecurity breach or attack or other outage in which the third-party servicer does not have adequate backup arrangements. Any interruption in our operations or our third-party law firms' operations could have an adverse effect on our results of operations and financial condition.

Insolvency of BLGAL could have a material adverse effect on our financial condition, results of operations and cash flows.

Our primary Account servicer, BLGAL, deposits collections on the Accounts in its Interest on Lawyers Trust Account ("IOLTA Trust Account") and then distributes the proceeds to itself, us and the Associations pursuant to the terms of the purchase agreements with the Associations and applicable law. We do not have a perfected security interest in the amounts BLGAL collects on the Accounts while such amounts are held in the IOLTA Trust Account. BLGAL has agreed to promptly remit to us all amounts collected on the Accounts that are owed to us. If, however, BLGAL were to become subject to any insolvency law and a creditor or trustee-in-bankruptcy of BLGAL were to take the position that proceeds of the Accounts held in BLGAL's IOLTA Trust Account should be treated as assets of BLGAL, an Association or another third party, delays in payments from collections on the Accounts held by BLGAL could occur or reductions in the amounts of payments to be remitted by BLGAL to us could result, which could adversely affect our financial condition, results of operations and cash flows.

Associations do not make any guarantee with respect to the validity, enforceability or collectability of the Accounts acquired by us.

Associations do not make any representations, warranties or covenants with respect to the validity, enforceability or collectability of Accounts in their assignments of Accounts to us. If an Account proves to be invalid, unenforceable or otherwise generally uncollectible, we will not have any recourse against the respective Association. If a significant number of our Accounts are later held to be invalid, unenforceable or are otherwise uncollectible, our financial condition, results of operations and cash flows could be adversely affected.

All of our Accounts are located in Florida, and any adverse conditions affecting Florida could have a material adverse effect on our financial condition and results of operations.

Our primary business relates to revenues from Accounts purchased by us, which are all based in Florida, and our primary source of revenue consists of payments made by condominium and home-owners to satisfy the liens against their condominiums and homes. As of December 31, 2025 and December 31, 2024, Florida represented 100% of our Accounts. An economic recession, adverse market conditions in Florida, and/or significant property damage caused by hurricanes, tornadoes or other inclement weather could adversely affect the ability of these condominium and home owners to satisfy the liens against their condominiums and homes, which could, in turn, have a material adverse effect on our financial condition and results of operations.

Foreclosure on an Association's lien may not result in our company recouping the amount that we invested in the related Account.

All of the Accounts purchased by us are in default. The Accounts are secured by liens held by Associations, which we have an option to foreclose upon on behalf of the Associations. Should we foreclose upon such a lien on behalf of an Association, we are generally entitled pursuant to our contractual arrangements with the Association to have the Association quitclaim its interests in the condominium unit or home to us. In the event that any Association quitclaims its interests in a condominium unit or home to us, we will be relying on the short-term rental prospects, to the extent permitted under bylaws and rules applicable to the Association, and value of its interest in the underlying property, which value may be affected by numerous risks, including:

- changes in general or local economic conditions;
- neighborhood values;
- interest rates;
- real estate tax rates and other operating expenses;
- the possibility of overbuilding of similar properties and of the inability to obtain or maintain full occupancy of the properties;
- governmental rules and fiscal policies;
- acts of God; and
- other factors which are beyond our control.

It is possible that as a result of a decrease in the value of the property or any of the other factors referred to in this paragraph, the amount realized from the sale of such property after taking title through a lien foreclosure may be less than our total investment in the Account. If this occurs with regard to a substantial number of Accounts, the amount expected to be realized from the Accounts will decrease and our financial condition and results of operations could be harmed.

If Account debtors or their agents make payments on the Accounts to or negotiate reductions in the Accounts with an Association, it could adversely affect our financial condition, results of operations and cash flows.

From time to time Account debtors and/or their agents may make payments on the Accounts directly to the Association or its management company. Our sole recourse in this instance is to recover these misapplied payments through set-offs of payments later collected for that Association by our third-party law firms. A significant number of misapplied or reduced payments could hinder our cash flows and adversely affect our financial condition and results of operations.

Account debtors are subject to a variety of factors that may adversely affect their payment ability.

Collections on the Accounts have varied and may in the future vary greatly in both timing and amount from the payments actually due on the Accounts due to a variety of economic, social and other factors. Failures by Account debtors to timely pay off their Accounts could adversely affect our financial condition, results of operations and cash flows.

Defaults on the Accounts could harm our financial condition, results of operations and cash flows.

We take assignments of the lien foreclosure rights of Associations against delinquent units owned by Account debtors who are responsible for payment of the Accounts. The payoff of the Accounts is dependent upon the ability and willingness of the condominium and home owners to pay such obligations. If an owner fails to pay off the Account relating to his, her or its unit or home, only net amounts recovered, if any, will be available with respect to that Account. Foreclosures by holders of first mortgages generally result in our receipt of reduced recoveries from Accounts. In addition, foreclosure actions by any holder of a tax lien may result in us receiving no recovery from an Account to the extent excess proceeds from such tax lien foreclosure are insufficient to provide for payment to us. If, at any time, (i) we experience an increase in mortgage foreclosures or tax lien foreclosures or (ii) we experience a decrease in owner payments, our financial condition, results of operations and cash flows could be adversely affected.

The liens securing the Accounts we own may not be superior to all liens on the related units and homes.

Although the liens of the Associations securing the Accounts may be superior in right of payment to some of the other liens on a condominium unit or home, they may not be superior to all liens on that condominium unit or home. For instance, a lien relating to delinquent property taxes would be superior in right of payment to the liens securing the Accounts. In addition, if an Association fails to assert the priority of its lien in a foreclosure action, the Association may inadvertently waive the priority of its lien. In the event that there is a lien of superior priority on a unit or home relating to one of the Accounts, the Association's lien might be extinguished in the event that such superior liens are foreclosed. In most instances, the unit or home owner will be liable for the payment of such Account and the ultimate payment would depend on the creditworthiness of such owner. In the case of a tax lien foreclosure, an owner taking title through foreclosure would not be liable for the payment of obligations that existed prior to the foreclosure sale. The purchase or ownership of a significant number of Accounts that are the subject of foreclosure by a superior lien could adversely affect our financial condition, results of operations and cash flows.

We may not choose to pursue a foreclosure action against condominium and home owners who are delinquent in paying off the Accounts relating to their units or homes.

Although we have the right to pursue a foreclosure action against a unit or home owner who is delinquent in paying off the Account relating to his or her unit or home, we may not choose to do so as the cost of such litigation may be prohibitive, especially when pursuing an individual claim against a single unit or home owner. Our choice not to foreclose on a unit or home may delay our ability to collect on the Account. If we decide not to pursue foreclosure against a significant number of Accounts, it could adversely affect our financial condition, results of operations and cash flows.

The holding period for our Accounts from purchase to payoff is indeterminate.

It can take our third-party law firms anywhere from three months to ten years or longer to collect on an Account. Approximately 65% of our Accounts were purchased prior to 2017, with some being purchased as early as 2008. Due to various factors, including those discussed above, we cannot project the payoff date for any Account. This indeterminate holding period reduces our liquidity and ability to fund our operations. If our ability to collect on a material number of Accounts was significantly delayed, it could adversely affect our cash flows and ability to fund our operations.

Our business model and related accounting treatment may result in acceleration of expense recognition before the corresponding revenues can be recognized.

As we expand our business, we may incur significant upfront costs relating to the acquisition of Accounts. Under United States generally accepted accounting principles ("GAAP") such amounts may be required to be recognized in the period that they are expended. However, the corresponding revenue stream relating to the acquisition of such Accounts will not be recognized until future dates. Therefore, we may experience reduced earnings in earlier periods until such time as the revenue stream relating to the acquisition of such Accounts may be recognized.

**Risks Relating to Our Securities**

Our common shares could be delisted from the Nasdaq Capital Market.

Nasdaq's listing standards provide that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. On January 7, 2026, we received a Notification Letter from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it was not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, due to the bid price of the Company's common stock closing below the minimum $1 per share for the thirty (30) consecutive business days prior to the date of the Notification Letter. In accordance with listing rules, the Company was afforded 180 days, or until July 6, 2026, to regain compliance.

There is no guarantee that we will regain and remain in compliance with such listing requirements or other listing requirements in the future. Any failure to maintain compliance with continued listing requirements of the Nasdaq Capital Market could result in delisting of our common stock from the Nasdaq Capital Market and negatively impact our company and holders of our common stock, including by reducing the willingness of investors to hold our common stock because of the resulting decreased price, liquidity and trading of our common stock, limited availability of price quotations and reduced news and analyst coverage. Delisting may adversely impact the perception of our financial condition, cause reputational harm with investors, our employees and parties conducting business with us and limit our access to debt and equity financing.

Future sales of our common stock by our affiliates or other stockholders may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market could cause a decrease in the market price of our common stock. We had authorized 350,000,000 shares of common stock and 150,000,000 shares of preferred stock as of December 31, 2025.

We had 14,123,497 shares of common stock issued and outstanding as of December 31, 2025. In addition, pursuant to our 2021 Omnibus Incentive Plan, options to purchase 1,780,198 shares of our common stock were outstanding as of December 31, 2025, of which 593,378 options were exercisable. There were 36,630,689 warrants outstanding and exercisable as of December 31, 2025 that may be exercised for the issuance of an aggregate of 36,630,689 shares of common stock, respectively.

We may issue additional shares in connection with our business and may grant additional stock options or restricted shares to our employees, officers, directors and consultants under our present or future equity compensation plans or we may issue warrants to third parties outside of such plans. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.

The market price and trading volume of our shares of common stock may be volatile and you may not be able to resell your shares of common stock (as the case may be) at or above the price you paid for them.

Our securities may trade at prices significantly below the price you paid for it, in which case, holders of our securities may experience difficulty in reselling, or an inability to sell, our securities. In addition, when the market price of a company's equity drops significantly, equity holders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources away from the day-to-day operations of our business.

Securities analysts may not initiate coverage of our securities or may issue negative reports, which may adversely affect the trading price of our securities.

We cannot assure you that securities analysts will continue to cover our company. As of December 31, 2025, we had two analysts covering our company. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of our securities. In the event that securities analysts begin to cover our company, the trading market for our securities will rely in part on the research and reports that such securities analysts publish about us and our business. If one or more of the analysts who cover our company downgrades our securities, the trading price of our securities may decline. If one or more of these analysts then ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of our securities to decline. Further, because of our small market capitalization, it may be difficult for us to attract securities analysts to cover our company, which could significantly and adversely affect the trading price of our securities.

We have the right to designate and issue additional shares of preferred stock. If we were to designate and/or issue additional preferred stock, it is likely to have rights, preferences and privileges that may adversely affect the common stock.

We are authorized to issue 150,000,000 shares of blank-check Preferred Stock, with such rights, preferences and privileges as may be determined from time to time by our Board of Directors. Our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock in one or more series, and to fix for any series the dividend rights, dissolution or liquidation preferences, redemption prices, conversion rights, voting rights, and other rights, preferences and privileges for the Preferred Stock.

The issuance of shares of Preferred Stock, depending on the rights, preferences and privileges attributable to the Preferred Stock, could reduce the voting rights and powers of the common stock and the portion of our assets allocated for distribution to common stockholders in a liquidation event, and could also result in dilution in the book value per share of the common stock. The preferred stock could also be utilized, under certain circumstances, as a method for raising additional capital or discouraging, delaying or preventing a change in control of the Company, to the detriment of the investors in the common stock offered hereby. We cannot assure that we will not, under certain circumstances, issue shares of our Preferred Stock.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; any failure to establish and maintain adequate internal controls and/or disclosure controls or to recruit, train and retain necessary accounting and finance personnel could have an adverse effect on our ability to accurately and timely prepare our financial statements and otherwise make timely and accurate public disclosure.

As a public company, we incur significant administrative, legal, accounting and other burdens and expenses beyond those of a private company, including public company reporting obligations and Nasdaq listing requirements. In particular, we have needed, and continue to need, to enhance and supplement our internal accounting resources with additional accounting and finance personnel with the requisite technical and public company experience and expertise to enable us to satisfy such reporting obligations. Any failure to maintain an effective system of internal controls (including internal control over financial reporting) could limit our ability to report our financial results accurately and on a timely basis, or to detect and prevent fraud and could expose us to regulatory enforcement action and stockholders claims.

Furthermore, under Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), we are required to document and test our internal control procedures and prepare annual management assessments of the effectiveness of our internal control over financial reporting. Our assessments must include disclosure of identified material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm also attests to the effectiveness of our internal control over financial reporting. The existence of one or more material weaknesses could affect the accuracy and timing of our financial reporting. Testing and maintaining internal control over financial reporting involves significant costs and could divert management's attention from other matters that are important to our business. Additionally, we may not be successful in remediating any deficiencies that may be identified.

Our management may identify material weaknesses in the future. If we fail to remediate the material weakness or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results may be affected, and such failure may adversely affect investor confidence and business operations.

In the course of preparing our financial statements, we and our independent registered public accounting firm may identify a material weakness in our internal control over financial reporting. For example, as previously disclosed in Part II Item 4A Controls and Procedures in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, we identified a material weakness associated with segregation of duties, specifically, the Company did not effectively segregate certain accounting duties nor have a proper multi-level review process due to the small size of its accounting staff. As of December 31, 2023, we concluded that this material weakness had been remediated. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

If we are unable to remediate a material weakness and otherwise implement and maintain effective internal control over financial reporting, our ability to record, process and report financial information accurately, and to prepare financial statements and satisfy our public reporting obligations within required time periods, could be adversely affected. We could also be required to restate financial statements for prior periods. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to private litigation or to investigations or enforcement actions by the SEC or other regulatory authorities, all of which could require our expenditure of additional financial and management resources and could have a material adverse effect on our business, financial condition and results of operations. Those adverse consequences could be more severe if we are forced to effect any financial statement restatements.

We qualify as a smaller reporting company, and, under the smaller reporting company rules, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.

Currently, we qualify as a "smaller reporting company" as defined by Rule 12b-2 of the Exchange Act. We have elected to provide disclosure under the smaller reporting company rules and, therefore, are subject to decreased disclosure obligations in our filings with the SEC, including being required to provide only two years of audited financial statements in our annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. Our share of Bitcoins mined from our pools are initially received by us in wallets we control. We currently sell the majority of the Bitcoin we mine and utilize hot wallets to hold this Bitcoin immediately prior to selling for working capital purposes. We hold any remainder of our Bitcoin in cold storage. Bitcoins we mine or hold for our own account may be subject to loss, theft or restriction on access. Hackers or malicious actors may launch attacks to steal, compromise or secure Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms (including Gemini), cold and hot storage locations or software, or by other means. We may be in control and possession of substantial holdings of Bitcoin, and as we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats.

Our management evaluates all cybersecurity matters, with the purpose of meeting at least semi-annually and providing recommendations with respect to our information technology use and protection, including, but not limited to, data governance, privacy, compliance and cybersecurity. We have implemented controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of our IT systems and data that we believe to be reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. We are also required to comply with applicable laws, rules, regulations and contractual obligations relating to the privacy and security of our IT systems and data and to the protection of such IT systems and data from unauthorized use, access, misappropriation or modification.

To our knowledge there has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company or its subsidiaries hard wallets, cold wallets, information technology and computer systems, networks, hardware, software, data and databases, equipment or technology. We have not been notified of, and have no knowledge of any event or condition that could result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT systems and data, and we have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of our IT systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. We are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT systems and data and to the protection of such IT systems and data from unauthorized use, access, misappropriation or modification.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk and other information technology risks as part of its risk oversight function and meets at least quarterly to discuss matters involving cybersecurity risks. The Chief Executive Officer and Chief Financial Officer provide information to our Board of Directors regarding its activities, including those related to cybersecurity risks, and are responsible for notifying the Board of material cybersecurity incidents.

Item 2. Properties.

Our executive and administrative offices are located in Tampa, Florida, where we lease approximately 5,600 square feet of general office space for approximately $9,800 per month, plus utilities. The lease began on July 15, 2019 and, as extended, expires on July 31, 2028. We also lease land in Calumet, Oklahoma for approximately $140,000 per year. The lease for the land in Calumet, Oklahoma expires on June 6, 2029. We recently constructed a building on the land.

We own approximately six acres in Columbus, Mississippi.

We believe our existing facilities and equipment are in good operating condition and are suitable for the conduct of our business. Please refer to the discussion contained in our Item 1- "Business" for additional information.

Item 3. Legal Proceedings.

We are not currently a party to material litigation proceedings, and we are not subject to any known material threatened legal proceedings other than described under Note 9 of our Consolidated Financial Statements included herein under the caption "Legal Proceedings." In addition to the foregoing, we periodically become a party to litigation in the ordinary course of business, including either the prosecution or defense of claims arising from contracts by and between us and client Associations. Regardless of the outcome, litigation can have an adverse impact on us because of prosecution, defense, and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is quoted on the Nasdaq Capital Market under the symbol "LMFA". On December 31, 2025, there were 5 holders of record of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

See "Equity Compensation Plan Information" in Part III, Item 12 of this Annual Report on Form 10-K.

Dividend Policy

We do not anticipate declaring or paying any cash dividends on our shares of common stock in the foreseeable future. It is presently intended that we will retain our earnings for use in business operations and, accordingly, it is not anticipated that our Board of Directors will declare dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer

The following is a summary of stock repurchases for the three-month period ended December 31, 2025:

Period	(a) Total number of shares purchased [1]	(b) Average Price per share [1]	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
October 1 to 31, 2025	3,308,575	$ 2.41	-	$ -
November 1 to 30, 2025	-	$ -	-	$ -
December 1 to 31, 2025	-	$ -	-	$ -
Total	3,308,575		-	$ -

(1) On October 29, 2025, we entered into Securities Repurchase Agreements with seven institutional investors (the "Investors") whereby we agreed to repurchase from the Investors an aggregate of 3,308,575 shares of our common stock together with common stock purchase warrants to purchase an aggregate of 3,308,575 shares of common stock (which were subsequently adjusted to represent the right to purchase an aggregate of 7,248,787 shares of common stock. We paid $2.41 per unit of common stock and common stock purchase warrant for an aggregate repurchase price of $8 million.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this Annual Report on Form 10-K, including without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues, projected costs and plans and objectives of management for future operations, are forward-looking statements. These forward-looking statements are identified by the use of words such as "may," "will," "should," "expect," "estimate," "believe," "intend," "forecast," "anticipate," "project," "predict," "plan," "intend," or "estimate," "guidance," and other similar expressions, or the negative of these expressions. However, the absence of these or similar words or expressions does not mean a statement is not forward-looking.

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors which could materially affect our results and our future performance include, without limitation, the following risks, as well as other factors set forth under "Risk Factors" in this report.

- our ability to retain the listing of our securities on the Nasdaq Capital market;
- our ability to obtain funds to purchase receivables;
- the early stage of our Bitcoin mining business and our lack of operating history in such business;
- volatility surrounding the value of Bitcoin and other cryptocurrencies;
- the uncertainty surrounding the cryptocurrency mining business in general;
- bankruptcy or financial problems of our hosting vendors in our mining business;
- our Bitcoin treasury strategy exposes us to various risks associated with holding Bitcoin;
- our Bitcoin treasury strategy has not been tested over an extended period of time or under different market conditions;
- our ability to successfully execute our strategy for acquiring and holding Bitcoin as a treasury reserve asset;
- we are subject to counterparty risks, including in particular risks relating to our custodians;
- the ability to scale our mining business;
- our ability to purchase defaulted consumer Association receivables at appropriate prices,
- competition to acquire such receivables;
- our dependence upon third party law firms to service our accounts;
- our ability to manage growth or declines in the business;
- changes in government regulations that affect our ability to collect sufficient amounts on our defaulted consumer Association receivables;
- the impact of class action lawsuits and other litigation on our business or operations;
- our ability to keep our software systems updated to operate our business;
- our ability to employ and retain qualified employees;
- our ability to establish and maintain internal accounting controls;
- changes in the credit or capital markets;
- changes in interest rates;
- deterioration in economic conditions;
- negative press regarding the debt collection industry which may have a negative impact on a debtor's willingness to pay the debt we acquire; and
- other factors set forth under "Risk Factors" in this report.

Except as required by law, we assume no duty to update or revise any forward-looking statements.

Overview

LM Funding America, Inc. ("we", "our", "LMFA", or the "Company") currently has three distinct business operations: our Bitcoin treasury operations, Bitcoin mining business and our specialty finance business.

Our investment strategy with respect to our Bitcoin treasury operations involves retaining a majority of our currently held Bitcoin and acquiring new Bitcoin through our mining operations. We may sell or leverage our Bitcoin to support operational needs and strategic initiatives. Our Bitcoin mining operation deploys our computing power to mine Bitcoin on the Bitcoin network. We conduct this business through our wholly owned subsidiary, US Digital, a Florida limited liability company, which we formed in 2021 to develop and operate our Bitcoin mining business.

With respect to our specialty finance business, the Company has historically engaged in the business of providing funding to nonprofit community associations primarily located in the state of Florida. We offer incorporated nonprofit community associations, which we refer to as "Associations," a variety of financial products customized to each Association's financial needs. Our original product offering consists of providing funding to Associations by purchasing their rights under delinquent accounts that are selected by the Associations arising from unpaid Association assessments. Historically, we provided funding against such delinquent accounts, which we refer to as "Accounts," in exchange for a portion of the proceeds collected by the Associations from the account debtors on the Accounts. In addition to our original product offering, we also purchase Accounts on varying terms tailored to suit each Association's financial needs, including under our New Neighbor Guaranty™ program. corporate history.

Bitcoin Mining Operations

The value of Bitcoin has historically been subject to wide swings. The following table provides a range of intraday low and intraday high Bitcoin prices between January 1, 2022 through December 31, 2025.

Range of intraday Bitcoin prices

Quarterly Reporting Periods Ended	Minimum Price		Maximum Price	
December 31, 2022	$	15,486	$	21,474
March 31, 2023	$	16,489	$	29,178
June 30, 2023	$	24,750	$	31,422
September 30, 2023	$	24,915	$	31,838
December 31, 2023	$	26,544	$	44,800
March 31, 2024	$	38,501	$	73,836
June 30, 2024	$	56,500	$	72,777
September 30, 2024	$	49,050	$	70,000
December 31, 2024	$	58,864	$	108,389
March 31, 2025	$	76,555	$	109,358
June 30, 2025	$	74,421	$	112,000
September 30, 2025	$	105,120	$	124,533
December 31, 2025	$	80,525	$	126,296

Effective January 1, 2024, we adopted ASC 350-60 which required Bitcoin to be measured at fair value. See Note 1, Summary of Significant Accounting Policies, for more details on impact of implementation to the financial statements. As a result, the carrying value of each Bitcoin we held at the end of December 31, 2024 and each subsequent reporting period reflects the price of one Bitcoin quoted on the active exchange at the end of the reporting period. Therefore, negative swings in the market price of Bitcoin could have a material impact on our earnings and on the carrying value of our Bitcoin.

As of December 31, 2025 and 2024, we held approximately 211 and 150 Bitcoin, respectively. This does not include 145 Bitcoin valued at $12.7 million classified as Digital assets receivable, net. The carrying value of the total Bitcoin and Digital assets receivable as of December 31, 2025 and 2024 was approximately $31.2 million and $14.0 million, respectively, on our consolidated balance sheets.

As of December 31, 2025, we own approximately 7,200 machines with total hashing capacity of approximately 0.75 EH/s as compared to approximately 5,840 machines as of December 31, 2024 with total hashing capacity of approximately 0.63 EH/s.

Mining Sites

As of December 31, 2025, we own:

- 15 MW hosting site located in Calumet Oklahoma (the "Oklahoma site") with 4,480 installed Antminer machines which have a total projected hashrate of 503 PH.

- 11 MW hosting site located in Columbus Mississippi (the "Columbus site") with 2,380 installed Antminer machines which have a total projected hashrate of 238 PH.

In January 2026, the Company subsequently increased the number of active machines at the Oklahoma site by 128 S21 Immersion Antminer machines which increased total projected active hashrate to 778 PH.

The table below describes the Company's Bitcoin activity for the years ended December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Bitcoin Balance	211.4	150.2

	December 31, 2025	December 31, 2024
Beginning of Year	150.2	95.1
Production of Bitcoin	82.3	170.6
Purchase of Bitcoin	211.0	5.0
Sale of Bitcoin	(86.7)	(120.2)
Bitcoin transferred for loan collateral	(145.0)	-
Fees	(0.4)	(0.3)
End of Period	211.4	150.2

The table below describes the average cost of mining each Bitcoin for the years ended December 31, 2025 and 2024.

Cost of Revenues - Analysis of costs to mine one Bitcoin (per Bitcoin amounts are actual)	Year ended December 31,	
	2025	2024
Bitcoin Mined	82.3	170.6
Digital mining revenues	$ 8,283,423	$ 10,432,605
Average revenue of each Bitcoin mined (1)	$ 100,649	$ 61,152
Digital mining cost of revenues and curtailment and energy sales	$ 5,134,385	$ 6,990,856
Miner related depreciation (2)	$ 7,747,406	$ 7,730,208
Direct costs to mine including non-cash depreciation	$ 12,881,791	$ 14,721,064
Direct costs to mine one Bitcoin - Energy/hosting fees only (3)	$ 62,386	$ 40,978
Direct costs to mine one Bitcoin - including miner related depreciation expense	$ 156,522	$ 86,290
Cost of mining one Bitcoin as % of average Bitcoin mining revenue - energy/hosting fees only	62%	67%
Cost of mining one Bitcoin as % of average Bitcoin mining revenue - including miner related depreciation expense	156%	141%

(1) Average revenue of each Bitcoin mined is calculated by dividing the sum of Bitcoin mining revenue for hosted facilities by the total number of Bitcoin mined during the respective periods. The Company uses the daily closing prices from our principal market as the source of recording revenue, which is not materially different from the fair value at contract inception. See the table "Range of intraday Bitcoin prices" for information on the range of intraday Bitcoin prices for quarterly periods since January 1, 2022.

(2) Miner related depreciation includes depreciation and amortization related to intangible assets, buildings, equipment and mining machines used in the mining process.

(3) Weighted average cost of mining one Bitcoin is calculated by dividing the sum of total hosting fee expense by the total Bitcoin mined during the respective periods.

Power prices are the most significant cost driver for our wholly owned locations. Energy prices can be highly volatile and global events (including the war in Ukraine and the resulting natural gas shortage) can cause power prices to increase. Our wholly owned and operated site in Oklahoma is currently subject to variable prices and market rate fluctuations with respect to wholesale power costs. Such prices are governed by power purchase agreements and said prices can change hour to hour. While this renders energy prices less predictable, it also gives us greater ability and flexibility to actively manage the energy we consume with a goal of increasing profitability and energy efficiency. Energy prices are also highly sensitive to weather events, such as winter storms, polar vortices and hurricanes, which increase the demand for power regionally. When such events occur, we may curtail our operations to avoid using power at increased rates.

Our management team makes real-time determinations on the need and timing during which we should curtail our operations. We curtail when power prices exceed the value we would receive for the corresponding fixed Bitcoin reward. This means if Bitcoin's value decreases or energy prices increase, our curtailment will increase; likewise, when Bitcoin's value increases and energy prices decrease, our curtailment will decrease. Our management team manages this decision on an hour-by-hour basis for our owned site.

The Company records depreciation expense (a non-cash expense) on its miners on a straight-line basis over the miners' expected useful life. Such non-cash depreciation amounts are recorded within the consolidated statements of operations as "Depreciation and Amortization". Although the Company recognizes depreciation with respect to its mining assets, it does not consider depreciation in determining whether it is economical to operate its mining equipment since depreciation expense is not an avoidable operating cost, such as energy costs. The table above presents the non-cash miner depreciation expense on a "per Bitcoin" basis, calculated by dividing miner depreciation expense in our hosted facilities by the number of Bitcoin mined in the hosted facilities. On a "cost per Bitcoin" ratio, miner depreciation expense was approximately $94,100 and $45,300 for the years ended December 31, 2025, and 2024, respectively. The Company recorded accelerated depreciation on certain of its miners based on the reduction of the estimated useful life from five years to four years.

The Company utilizes a third-party broker to facilitate our participation in demand response programs at our Oklahoma site. The sale of power under these programs was approximately $0.7 million and nil for the year ended December 31, 2025 and 2024, respectively.

The number of Bitcoin received by the Company as a result of its mining operations was reduced by approximately 50% effective April 19, 2024 when the Bitcoin algorithm halved the rewards from 6.25 per block to 3.125 per block.

Results of Operations

Summarized Consolidated Statements of Operations

	Year ended December 31,	
	2025	2024
Revenue	$ 8,844,733	$ 10,999,648
Operating costs and expenses	31,729,620	17,461,199
Operating loss	(22,884,887)	(6,461,551)
Other loss	(4,090,304)	(1,193,881)
Loss before income taxes	(26,975,191)	(7,655,432)
Income tax expense	-	-
Net loss	(26,975,191)	(7,655,432)
Less: loss attributable to non-controlling interest	54,994	340,056
Net loss attributable to LM Funding America Inc.	$ (26,920,197)	$ (7,315,376)
Less: deemed dividends	(1,579,020)	(6,794,924)
Net loss attributable to common shareholders	$ (28,499,217)	$ (14,110,300)

The Year Ended December 31, 2025 compared with the Year Ended December 31, 2024

Revenues

During the year ended December 31, 2025, total revenues decreased by approximately $2.2 million to approximately $8.8 million from approximately $11.0 million in the year ended December 31, 2024.

Bitcoin mining revenues decreased to approximately $8.3 million for the year ended December 31, 2025 from $10.4 million for the year ended December 31, 2024.

Bitcoin mining revenues are determined by two main drivers: quantity of Bitcoin mined and the price of Bitcoin on the date the Bitcoin is mined. During the twelve months ended December 31, 2025, we mined 82.3 Bitcoin with an average Bitcoin price of approximately $102 thousand as compared with 170.6 Bitcoin with an average Bitcoin price of approximately $61 thousand during the twelve months ended December 31, 2024. The decrease in Bitcoin mining revenue for the twelve months ended December 31, 2025 was attributable to the halving that occurred in April 2024 and approximately 4,000 mining machines that were off-line as we repositioned the miners to our Oklahoma site offset in part by the increase in Bitcoin prices.

Specialty finance revenues for the year ended December 31, 2025 was approximately $452 thousand which represents an increase of 2.0% as compared with the approximately $444 thousand generated in the year ended December 31, 2024.

Operating Costs and Expenses

During the year ended December 31, 2025, operating costs and expenses increased by approximately $14.2 million, or 81.1%, to approximately $31.7 million from approximately $17.5 million for the year ended December 31, 2024 primarily due to an increase in fair market value loss on digital assets, an impairment loss on mining equipment and staff costs and payroll along with depreciation expense offset in part by professional fees and mining costs of revenue.

Digital mining cost of revenues

Bitcoin mining costs of revenues for the year ended December 31, 2025 were approximately $5.8 million or 69.9% of digital mining revenues compared with approximately $7.0 million or 67% of digital mined revenues for the year ended December 31, 2024 as the

Company transitioned approximately 4,000 miners from various hosting sites over a six month period to the recently acquired Oklahoma site resulting in no hosting costs for those idled machines. The improved direct mining cost to revenue metric was achieved as the result of lower hosting and electrical costs associated with our Oklahoma mining activity.

Curtailment and energy sales

The sale of power at our Oklahoma site increased to approximately $0.7 million for the year ended December 31, 2025 as compared to nil for 2024 due to participation in energy sales beginning in 2025.

Staff costs and payroll

The net increase of approximately $1.7 million in staff costs and payroll is due to an increase in the non-cash stock compensation expense and adding approximately nine staff at the Oklahoma and Mississippi sites. In addition, incentive pay for the year ended December 31, 2025 was greater compared to the year ended December 31, 2024.

Depreciation and amortization

The increase in depreciation and amortization expense of $0.4 million to $8.2 million for the year ended December 31, 2025 was primarily due to the acquisition of the Mississippi site.

Professional fees

Professional fees (excluding fees paid pursuant to our service agreement with BLGAL), for the years ended December 31, 2025 and 2024 were approximately $1.1 million and $1.5 million, respectively. The $0.4 million decrease was due in part to reduced regulatory filings, deal costs for potential acquisitions and various other matters.

Legal fees for BLGAL for the year ended December 31, 2025 were approximately $0.5 million compared with approximately $0.5 million for the year ended December 31, 2024. See Note 11 Related Party Transactions for further discussion regarding the service agreements with BLGAL.

Selling, general and administrative

The increase in selling, general and administrative expense of $0.8 million to $1.6 million for the year ended December 31, 2025 was primarily due to increases in travel, rent, insurance, office expenses and repairs and maintenance related to the recently acquired Oklahoma and Mississippi sites.

Loss (gain) on fair value of Bitcoin, net

The loss (gain) on fair value of Bitcoin, net for the year ended December 31, 2025 and 2024, was a loss of $1.8 million and a gain of $7.4 million, respectively. The variance mainly results from Bitcoins value at December 31, 2025 of approximately $88 thousand versus $93 thousand as of December 31, 2024.

Impairment loss on mining equipment

The Company incurred a $5.4 million impairment on mining equipment for the year ended December 31, 2025 primarily related to machines to be held and used as compared to $1.4 million impairment for the year ended December 31, 2024, primarily related to machines disposed of in April 2024.

Loss on disposal of assets

The $0.4 million increase in loss on disposal of assets was due to an increase in the number of miners disposed of in 2025 as compared to 2024.

Other operating costs

Other operating costs increased to $1.1 million for the year ended December 31, 2025 from $0.9 million for the year ended December 31, 2024 primarily due to increased costs related to the recently acquired Oklahoma and Mississippi sites.

Other Income and Loss

Unrealized loss on investment and equity securities

The Company recognized an unrealized loss on securities of approximately $0.2 million for the year ended December 31, 2025 as compared with an unrealized loss of approximately $1.1 million for the year ended December 31, 2024 from the revaluation of Seastar Medical Holding Corporation common stock and warrants.

Unrealized gain on Galaxy loan derivative

The Company incurred a $0.3 million unrealized gain on the Galaxy loan derivative for the year ended December 31, 2025.

Loss on fair value of digital assets receivable

The Company incurred a $3.0 million and nil loss on the fair value of the digital assets receivable Bitcoin assets in custody for the Galaxy loan for the year ended December 31, 2025 and 2024, respectively.

Interest Income

During the year ended December 31, 2025, interest income was approximately $3 thousand as compared with $307 thousand for the year ended December 31, 2024 due to various loans provided to the Arthur Group for the Oklahoma site before it was purchased by the Company in late 2024.

Interest Expense

During the year ended December 31, 2025, interest expense was approximately $1.1 million as compared with $0.4 million for the year ended December 31, 2024 due to $6.5 million of new loans used for working capital and the purchase of the Oklahoma site in late 2024 and the Mississippi site in 2025.

Income Tax Expense

During the year ended December 31, 2025, the Company generated a $27.0 million net loss before income taxes. The Company's income tax due was nil as of December 31, 2025. The Company recognized net income tax expense of nil for the year ended December 31, 2025.

During the year ended December 31, 2024, the Company generated a $7.7 million net loss before income taxes. The Company's income tax due was nil as of December 31, 2024. The Company recognized net income tax expense of nil for the year ended December 31, 2024.

Under ASC 740-10-30-5, *Income Taxes*, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company in prior years, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believes that a valuation allowance continues to be necessary based on the more-likely-than-not threshold noted above. The Company recorded a valuation allowance of approximately $21.7 million and $16.2 million for the year ended December 31, 2025 and 2024, respectively.

Net Loss Attributable to Non-Controlling Interest

The Company owns 69.5% of LMFAO Sponsor LLC ("Sponsor"). As such, approximately $55 thousand and $0.3 million of the $0.2 million and $1.1 million net unrealized loss recognized by the Sponsor's ownership of Seastar Medical Holding Corporation (formerly LMAO) is attributed to the Non-Controlling Interest for the years ended December 31, 2025 and 2024, respectively.

Net Loss Attributable to LM Funding America, Inc.

During the year ended December 31, 2025, the Company generated a net loss attributable to LM Funding America, Inc. of approximately $26.9 million as compared with net loss attributable to LM Funding America, Inc. of approximately $7.3 million for the year ended December 31, 2024, for the reasons mentioned above.

Net Loss Attributable to Common Shareholders

During the year ended December 31, 2025 and 2024, net loss attributable to common shareholders was $1.6 million and $6.8 million higher, respectively, than net loss attributable to LM Funding America, Inc. due to deemed dividends related to warrant repricing and warrant inducement. During the year ended December 31, 2025, net loss attributable to common shareholders was $28.5 million as compared with $14.1 million for the year ended December 31, 2024.

LIQUIDITY AND CAPITAL RESOURCES

General

As of December 31, 2025, we had $1.4 million of cash and cash equivalents and $18.5 million of digital assets (211.4 Bitcoin with average cost of approximately $88 thousand), of which $7.7 million is pledged as collateral against outstanding borrowings, compared with $3.4 million of cash and cash equivalents and $14.0 million of digital assets (150.2 Bitcoin with average cost of approximately $93 thousand) at December 31, 2024). This does not include 145 Bitcoins valued at $12.7 million classified as Digital assets receivable as of December 31, 2025.

The decrease in cash for the year ended December 31, 2025 is due primarily to several equity and warrant transactions with net proceeds totaling $27.3 million and net borrowings totaling $13.0 million offset in part by the purchase of $22.8 million of digital assets, $8.0 million for the repurchase of common stock and warrants and $4.2 million used towards the purchase of the Mississippi site.

Our working capital needs may increase in the future as we continue to expand and enhance our mining operations. Our ability to raise additional funds for working capital through equity or debt financings or other sources may depend on the financial success of our then current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations in the Bitcoin mining industry which could adversely impact our business, financial condition and results of operations.

As of December 31, 2025 and December 31, 2024, our liquidity was comprised of:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 1,424,426	$ 3,378,152
Bitcoin - current portion	8,063,474	9,021,927
Bitcoin - long-term	10,433,035	5,000,000
Bitcoin receivable	12,678,014	-
Marketable securities	37,380	27,050
End of Period	$ 32,636,329	$ 17,427,129

The Company's Bitcoin balance as of December 31, 2025, and 2024, was as follows:

Bitcoin

	December 31, 2025	December 31, 2024
Number of Bitcoin held	211.4	150.2
Carrying basis - per Bitcoin	$ 100,863	$ 65,332
Fair value - per Bitcoin	$ 87,505	$ 93,354
Carrying basis of Bitcoin	$ 21,322,419	$ 9,812,891
Fair value of Bitcoin	$ 18,494,338	$ 14,019,205

The Company's cash flow summary for the years ended December 31, 2025 and 2024 are as follows:

	Year ended December 31,	
	2025	2024
Cash flows used in operating activities	$ (13,987,759)	$ (11,946,179)
Cash flows provided by (used in) investing activities	(19,543,085)	379,421
Cash flows provided by financing activities	31,577,118	12,543,079
Net increase (decrease) in cash	(1,953,726)	976,321
Cash - beginning of year	3,378,152	2,401,831
Cash - end of period	**$ 1,424,426**	**$ 3,378,152**

Recent Capital Raising Transactions

The Company received $27.3 million in net proceeds from equity financing transactions during the year ended December 31, 2025 compared with $6.9 million for the year ended December 31, 2024.

Contractual Obligations

We had no material contractual obligations as of December 31, 2025. On February 5, 2026, we placed an order for 300 Bitmain S19XP miners for approximately $126,900.

Cash from Operations

Net cash used in operations was approximately $14.0 million during the year ended December 31, 2025 compared with net cash used in operations of $11.9 million during the year ended December 31, 2024. Bitcoin received from mining operations of approximately $8.3 million for 2025 and $10.4 million for 2024 is not considered a cash generative activity for cashflow purposes.

Cash from Investing Activities

Net cash used in investing activities was $19.5 million during the year ended December 31, 2025 as compared with net cash provided by investing activities of $0.4 million during the year ended December 31, 2024. During the year ended December 31, 2025, the Company invested $2.2 million in mining equipment, purchased Bitcoin for $22.8 million and acquired a mining site for approximately $4.2 million. During the year ended December 31, 2024, the Company invested $1.7 million in mining equipment, received $1.4 million from a notes receivable for Seastar Medical Holding Corporation and acquired a mining site for approximately $7.4 million, of which $3.6 million was paid in cash and $3.8 million was credited against outstanding loans, including accrued interest, made by the Company and its affiliates to Seller.

Cash from Financing Activities

Net cash provided by financing activities was $31.6 million during the year ended December 31, 2025 as compared with net cash provided by financing activities of $12.5 million for the year ended December 31, 2024. During the year ended December 31, 2025 the Company received net proceeds from equity offerings of $27.3 million and proceeds of borrowings of $13.0 million used primarily for Bitcoin purchases and acquisition purposes, offset by stock repurchases of $8.0 million. During the year ended December 31, 2024, the Company received net proceeds from borrowings of $6.3 million for working capital and acquisition purposes and raised $6.9 million in net proceeds from equity offerings and the exercise of warrants.

Outstanding Debt

Debt of the Company consisted of the following:

	December 31, 2025	December 31, 2024
Financing agreement with Imperial PFS that is unsecured. Down payment of $47,990 was required upfront and ten installment payments of $47,990 are to be made over the loan term. The note matured on August 1, 2025. Annualized interest is 9.35%.	-	382,013
Financing agreement with Imperial PFS that is unsecured. Down payment of $14,040 was required upfront. Three installment payments of $14,830 and eight installment payments of $717 are to be made over the loan term. The note matured on July 1, 2025. Annualized interest is 10.45%.	-	4,299
Financing agreement with Imperial PFS that is unsecured. Down payment of $9,218 was required upfront. Eleven installment payments of $16,743 are to be made over the loan term. The note matures on June 1, 2026. Annualized interest is 9.45%.	100,461	-
Financing agreement with Imperial PFS that is unsecured. Down payment of $6,900 was required upfront. Six installment payments of $12,604 are to be made over the loan term. The note matures on June 1, 2026. Annualized interest is 9.45%.	75,627	-
Financing agreement with Imperial PFS that is unsecured. Down payment of $50,635 was required upfront. Ten installment payments of $47,553 are to be made over the loan term. The note matures on August 1, 2026. Annualized interest is 8.6%.	380,423	-
Secured loan with Brown Family Enterprises LLC. The note matures on June 30, 2026. Interest was 10% per annum for the year ended December 31, 2024, with an increase to 11% per annum as of March 27, 2025.	1,500,000	1,500,000
Loan with SE & AJ Liebel Limited Partnership. $2.2 million of Bitcoin has been pledged as collateral. The note matures on September 15, 2027. Interest is 12% per annum.	2,000,000	-
Loan with SE & AJ Liebel Limited Partnership. $5.5 million of Bitcoin has been pledged as collateral. The note matures on August 6, 2026. Interest is 12% per annum.	5,000,000	5,000,000
Loan with Galaxy Digital LLC. $12.7 million worth of Bitcoin has been pledged as collateral. The note matures on April 24, 2026. Interest is 0% per annum.	11,000,000	-
Debt discount	(196,259)	(134,655)
	$ 19,860,252	$ 6,751,657

Minimum required principal payments on the Company's debt as of December 31, 2025 are as follows:

Maturity	Amount
2026	18,056,511
2027	2,000,000
	$ 20,056,511

During the years ended December 31, 2025 and 2024 the Company paid $734 thousand and $709 thousand in principal and financing repayments, respectively.

Non-GAAP Financial Measures

Our reported results are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We also disclose Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA") and Core Earnings before Interest, Tax, Depreciation and Amortization ("Core EBITDA") which adjusts for unrealized loss on investment and equity securities, unrealized gain on convertible debt securities, gain on adjustment of note receivable allowance, impairment loss on mined digital assets, impairment of intangible long-lived assets, impairment of prepaid hosting deposits, impairment of prepaid mining machine deposits and gain on adjustment of note receivable allowance, non-cash lease expenses, costs associated with At-the-Market Equity program, contract termination costs, Impairment loss on Symbiont assets, impairment loss on mining equipment, and stock compensation expense and option expense, all of which are non-GAAP financial measures. We believe these non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of Bitcoin miners.

The following tables reconcile net loss, which we believe is the most comparable GAAP measure, to EBITDA and Core EBITDA:

	Year ended December 31,		
	2025		**2024**
Net loss	$ (26,975,191)	$	(7,655,432)
Income tax expense	-		-
Interest expense	1,124,685		443,700
Depreciation and amortization	8,171,570		7,774,161
Income (loss) before interest, taxes & depreciation	$ (17,678,936)	$	562,429
Unrealized loss on investment and equity securities	179,972		1,097,433
Loss on disposal of mining equipment	501,800		136,100
Impairment loss on mining equipment	5,391,857		1,379,375
Impairment loss on prepaid machine deposits	4,885		12,941
Costs associated with At-the-Market Equity program	-		119,050
Contract termination costs	-		250,001
Stock compensation and option expense	687,748		519,542
Core income (loss) before interest, taxes & depreciation	$ (10,912,674)	$	4,076,871

Core loss for the year ended December 31, 2025 includes a loss on fair value of Bitcoin, net of $1.8 million and a $3.0 million loss on fair value of digital assets receivable. Core income for the year ended December 31, 2024 includes a $7.4 million gain on fair value of Bitcoin, net.

Critical Accounting Estimates and Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure or inclusion of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. There are no critical accounting estimates for the year ended December 31, 2025 or 2024.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable

Item 8. Financial Statements and Supplementary Data.

The Financial Statements of the Company, the Notes thereto and the Report of Independent Registered Public Accounting Firm thereon required by this Item 8 begin on page F-1 of this Annual Report on Form 10-K located immediately following the signature page.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation (in accordance with Exchange Act Rule 13a-15(b)), our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f).

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that we did maintain effective internal control over financial reporting as of December 31, 2025.

This Annual Report does not include an attestation report by MaloneBailey LLP, our independent registered public accounting firm, regarding internal control over financial reporting. As a smaller reporting company, our management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting.

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the quarter ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as defined in Item 408 of Regulation S-K.

2026 Annual Meeting of Shareholders

Our Board of Directors has determined that the Company's 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting") will be held at 1200 West Platt Street, Suite 100 Tampa, Florida 33606, on June 16, 2026. More detailed information regarding the 2026 Annual Meeting will be set forth in the Company's Definitive Proxy Statement on Schedule 14A to be filed with the Securities and Exchange Commission ("SEC"). Because the date of the 2026 Annual Meeting date has been changed by more than 30 days from the anniversary date of the Company's 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting"), in accordance with Rule 14a-5(f) under the Exchange Act, the Company is hereby informing shareholders of such change. In addition, because the 2026 Annual Meeting will be held more than 30 days from the anniversary date of the 2025 Annual Meeting, the deadlines set forth in the proxy statement for the 2025 Annual Meeting for the submission of shareholder proposals pursuant to Rule 14a-8 of the Exchange Act and director nominations pursuant to the Company's proxy access rights, in each case for consideration at the 2026 Annual Meeting, no longer apply. Further, because the date of the 2026 Annual Meeting will be held more than 60 days from the anniversary date of the 2025 Annual Meeting, the deadlines set forth in the proxy statement for the 2025 Annual Meeting for shareholders to submit a notice of a proposal outside the processes of Rule 14a-8 of the Exchange Act and a notice of proposed director nominations, in each case for consideration at the 2026 Annual Meeting, no longer apply.

In order for a shareholder proposal, submitted solely pursuant to Rule 14a-8 of the Exchange Act, to be considered timely for inclusion in the Company's proxy statement and form of proxy for the 2026 Annual Meeting, such proposal must be received by the Company by April 10, 2026. Therefore, in order for a shareholder to submit a proposal for inclusion in the Company's proxy materials for the 2026 Annual Meeting, the shareholder must comply with the requirements set forth in Rule 14a-8, including, without limitation, with respect to the subject matter of the proposal, and must deliver the proposal and all required documentation to the Company at its principal executive offices at the address set forth below no later than April 10, 2026. The public announcement of an adjournment or postponement of the date of the 2026 Annual Meeting will not commence a new time period (or extend any time period) for submitting a proposal pursuant to Rule 14a-8. Any such shareholder proposals should be mailed to the Company at the following address: LM Funding America, Inc., Attention: Bruce M. Rodgers, Chief Executive Officer, 1200 West Platt Street, Suite 100, Tampa, Florida 33606.

Because the date of the 2026 Annual Meeting will be held more than 60 days from the anniversary date of the 2025 Annual Meeting, to be timely in accordance with the Company's Restated Bylaws (the "Bylaws"), shareholders intending to submit a proposal outside the processes of Rule 14a-8 of the Exchange Act or a proposed director nomination, in each case for consideration at the 2025 Annual Meeting, must cause a notice of such proposal and/or proposed director nomination to be received by the Company at the same address provided above no later than the close of business on April 10, 2026, which is the 10th day following the first public disclosure by the Company of the date of the 2026 Annual Meeting. In addition to satisfying the requirements under the Bylaws, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2026 Annual Meeting must provide notice to the Company's Corporate Secretary no later than April 10, 2026 in accordance with Rule 14a-19 of the Exchange Act, also known as the universal proxy rule. In no event shall any adjournment or postponement of the 2026 Annual Meeting, or the announcement thereof, commence a new time period for the giving of such notices. Such notices must also comply with all other requirements set forth in the Bylaws (which, in the case of proposed director nominations, also requires the information required by Rule 14a-19 of the Exchange Act), the Exchange Act, and other applicable laws.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2026 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2025.

Our Board of Directors has adopted a Code of Ethics and Business Conduct that applies to our executive officers, as well as to the members of our Board of Directors and our other officers and employees (the "Code of Conduct"). The Code of Conduct is available on our website at https://www.lmfunding.com/investors. We intend to satisfy the amendment and waiver disclosure requirements under applicable securities regulations by posting any amendments of, or waivers to, the Code of Ethics and Conduct on our website.

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of securities of the Company by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards. Our insider trading policy states, among other things, that our directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. In addition, with regard to trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our insider trading policy attached hereto as Exhibit 19.1 and incorporated herein.

Item 11. Executive Compensation.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2026 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2025 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2026 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2026 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2025.


PART IV


Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. *Financial Statements*. See the Index to Consolidated Financial Statements on page F-1.

2. *Exhibits*. See Item 15(b) below.

(b) *Exhibits*. The exhibits listed on the Exhibit Index, which appears at the end of this report, are filed as part of, or are incorporated by reference into, this report.

(c) *Financial Statement Schedule*. See Item 15(a)(1) above.

Item 16. Form 10-K Summary.

None.

(THIS PAGE INTENTIONALLY LEFT BLANK)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
LM Funding America, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LM Funding America, Inc. and its subsidiaries (collectively, the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, change in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Bitcoin Mining Revenue

As disclosed in Note 1 to the financial statements, the Company accounts for revenue in accordance with Topic 606, Revenue from Contracts with Customers. The Company provides hash calculations to third-party operated mining pools and in exchange for providing the service, the Company earns non-cash consideration in the form of Bitcoin based on the Full-Pay-Per-Share ("FPPS") payout method set forth by the mining pool operators. Bitcoin mining revenue is comprised of the block reward and transaction fees earned by the Company net of the mining pool fees charged by the mining pool operators. During the years ended December 31, 2025 and 2024, the Company recognized net bitcoin mining revenue of approximately $8.3 million and $10.4 million, respectively.

We identified the auditing of Bitcoin mining revenue as a critical audit matter due to the nature and extent of audit effort required to perform audit procedures over the Company's hash calculation service provided to the mining pool operators, the associated contractual payouts including the blockchain contractual inputs, the Company's valuation of bitcoin received from the mining pool operators and evaluating the results of those procedures.

The primary procedures we performed to address this critical audit matter included the following:

- We independently confirmed with mining pool operator the significant contractual terms utilized in the determination of mining revenue, total mining rewards earned by the Company, and the Company's digital asset wallet addresses in which the rewards are deposited.

- Using the Company's digital asset wallet addresses confirmed by the mining pool operator, we reconciled the mining revenue earned from and paid by the mining pool operator against on-chain transactions independently obtained from the blockchain.

- We evaluated the reasonableness of the prices utilized by the Company to value bitcoin by obtaining independent bitcoin prices and comparing those to the prices used by the Company.

- We recalculated the Company's recorded mining revenue per the calculation prescribed in the FPPS payout method, based on the hash calculation service provided to the mining pool operator, using independently obtained blockchain contractual inputs and independent bitcoin prices.

- We undertook an analytical review of total bitcoin mining revenue by developing an expectation of the hash rate contributed to the mining pool operator and the mining revenue earned, and compared our expectation to the amount recorded by the Company.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2018.
Houston, Texas
March 31, 2026

LM FUNDING AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
Assets		
Cash	$ 1,424,426	$ 3,378,152
Digital assets - current (Note 4)	2,563,474	9,021,927
Finance receivables	17,533	21,051
Marketable securities (Note 7)	37,380	27,050
Receivable from sale of Symbiont assets (Note 7)	-	200,000
Prepaid expenses and other assets	1,198,486	827,237
Digital assets - collateral (Note 4)	5,500,000	-
Digital assets receivable, net (Note 4)	12,678,014	-
Galaxy loan derivative (Note 8)	47,673	-
Income tax receivable	31,187	31,187
Current assets	23,498,173	13,506,604
Fixed assets, net (Note 5)	9,917,350	18,376,948
Intangible assets, net (Note 5)	6,327,769	5,478,958
Deposits on mining equipment (Note 6)	1,597	467,172
Long-term investments - equity securities (Note 7)	233	4,255
Investment in Seastar Medical Holding Corporation (Note 7)	24,840	200,790
Digital assets - long-term (Note 4)	8,233,035	-
Digital assets - collateral (Note 4)	2,200,000	5,000,000
Right of use assets (Note 9)	728,995	938,641
Other assets	384,234	73,857
Long-term assets	27,818,053	30,540,621
Total assets	$ 51,316,226	$ 44,047,225
Liabilities and stockholders' equity		
Accounts payable and accrued expenses	1,745,875	989,563
Note payable - short-term (Note 8)	7,006,912	386,312
Master digital currency loan (Note 8)	10,920,838	-
Due to related parties (Note 11)	48,319	15,944
Current portion of lease liability (Note 9)	194,618	170,967
Total current liabilities	19,916,562	1,562,786
Note payable - long-term (Note 8)	1,932,502	6,365,345
Lease liability - net of current portion (Note 9)	590,368	776,535
Long-term liabilities	2,522,870	7,141,880
Total liabilities	22,439,432	8,704,666
Stockholders' equity (Note 12)		
Preferred stock, par value $.001; 150,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and December 31, 2024	-	-
Common stock, par value $.001; 350,000,000 shares authorized; 14,123,497 and 5,133,412 shares issued and outstanding as of December 31, 2025 and December 31, 2024	13,592	4,602
Additional paid-in capital	123,186,921	102,685,470
Accumulated deficit	(92,582,928)	(65,662,731)
Total LM Funding America stockholders' equity	30,617,585	37,027,341
Non-controlling interest	(1,740,791)	(1,684,782)
Total stockholders' equity	28,876,794	35,342,559
Total liabilities and stockholders' equity	$ 51,316,226	$ 44,047,225

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year ended December 31, | |
	2025	2024
Revenues:		
Digital mining revenues	$ 8,283,423	$ 10,432,605
Specialty finance revenue	452,476	443,599
Rental revenue	108,834	123,444
Total revenues	**8,844,733**	**10,999,648**
Operating costs and expenses:		
Digital mining cost of revenues (exclusive of depreciation and amortization shown below)	5,792,433	6,990,856
Curtailment and energy sales	(658,048)	-
Staff costs and payroll	6,210,804	4,556,781
Depreciation and amortization	8,171,570	7,774,161
Loss (gain) on fair value of Bitcoin, net	1,808,174	(7,350,805)
Impairment loss on mining equipment	5,391,857	1,379,375
Professional fees	1,640,569	2,057,165
Selling, general and administrative	1,582,568	817,041
Real estate management and disposal	115,040	159,913
Collection costs	41,843	41,043
Settlement costs with associations	3,693	-
Loss on disposal of assets	501,800	136,100
Other operating costs	1,127,317	899,569
Total operating costs and expenses	**31,729,620**	**17,461,199**
Operating loss	**(22,884,887)**	**(6,461,551)**
Unrealized gain on marketable securities	10,330	9,190
Impairment loss on prepaid machine deposits	(4,885)	(12,941)
Unrealized loss on investment and equity securities	(179,972)	(1,097,433)
Unrealized gain on Galaxy loan derivative	285,160	-
Gain (loss) on fair value of purchased Bitcoin, net	(52,704)	39,197
Loss on fair value of digital assets receivable	(3,017,485)	-
Credit loss on digital assets receivable	(9,187)	-
Other income - coupon sales	-	4,490
Interest expense	(1,124,685)	(443,700)
Interest income	3,124	307,316
Loss before income taxes	**(26,975,191)**	**(7,655,432)**
Income tax expense	-	-
Net loss	**$ (26,975,191)**	**$ (7,655,432)**
Less: loss attributable to non-controlling interest	54,994	340,056
Net loss attributable to LM Funding America Inc.	**$ (26,920,197)**	**$ (7,315,376)**
Less: deemed dividends (Note 9)	(1,579,020)	(6,794,924)
Net loss attributable to common shareholders	**$ (28,499,217)**	**$ (14,110,300)**
Basic loss per common share (Note 1)	$ (3.28)	$ (5.02)
Diluted loss per common share (Note 1)	$ (3.28)	$ (5.02)
Weighted average number of common shares outstanding		
Basic	8,700,377	2,808,064
Diluted	8,700,377	2,808,064

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock		Additional paid-in capital	Accumulated Deficit	Non-Controlling Interest	Total Equity
	Shares	Amount				
Balance - December 31, 2023	**2,492,964**	**$ 2,493**	**$ 95,145,376**	**$ (58,961,461)**	**$ (1,325,110)**	**$ 34,861,298**
Stock option expense	-	-	443,220	-	-	443,220
Stock compensation	-	-	76,322	-	-	76,322
Cumulative effect of change in accounting principle (See Note 1)	-	-	-	614,106	-	614,106
Stock issued for option exercise	6,219	6	24,994	-	-	25,000
Member distributions	-	-	-	-	(19,616)	(19,616)
Stock issued for services	29,674	30	99,971	-	-	100,001
Warrant exercise	2,326,555	1,795	4,747,176	-	-	4,748,971
Shares issued for cash in public offering, net	278,000	278	2,148,411	-	-	2,148,689
Net loss	-	-	-	(7,315,376)	(340,056)	(7,655,432)
Balance - December 31, 2024	**5,133,412**	**$ 4,602**	**$ 102,685,470**	**$ (65,662,731)**	**$ (1,684,782)**	**$ 35,342,559**
Stock option expense	-	-	687,748	-	-	687,748
Stock issued for services	319,600	320	431,140	-	-	431,460
Member distributions	-	-	-	-	(1,015)	(1,015)
Warrant exercise	33,333	33	95,966	-	-	95,999
Shares issued under equity offering, net	11,945,727	11,946	27,256,954	-	-	27,268,900
Shares repurchased	(3,308,575)	(3,309)	(7,970,357)	-	-	(7,973,666)
Net loss	-	-	-	(26,920,197)	(54,994)	(26,975,191)
Balance - December 31, 2025	**14,123,497**	**$ 13,592**	**$ 123,186,921**	**$ (92,582,928)**	**$ (1,740,791)**	**$ 28,876,794**

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2025	**2024**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (26,975,191)	$ (7,655,432)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	8,171,570	7,774,161
Noncash lease expense	224,356	109,842
Amortization of debt issue costs and debt discount	255,968	35,435
Stock compensation	-	76,322
Stock option expense	687,748	443,220
Professional fees paid in common shares	177,660	100,001
Accrued investment income	-	(197,104)
Accrued interest expense on finance lease	55,510	-
Digital assets other income	-	(4,490)
Loss (gain) on fair value of Bitcoin, net	1,860,878	(7,390,002)
Loss on fair value of digital assets receivable	3,017,485	-
Impairment loss on mining machines	5,391,857	1,379,375
Impairment loss on mining machine deposits	4,885	12,941
Unrealized gain on marketable securities	(10,330)	(9,190)
Unrealized gain on Galaxy loan derivative	(285,160)	-
Credit loss on digital assets receivable	9,187	-
Unrealized loss on investment and equity securities	179,972	1,097,433
Loss on disposal of fixed assets	501,800	136,100
Change in operating assets and liabilities:		
Prepaid expenses and other assets	471,518	3,781,133
Hosting deposits	-	(12,941)
Advances (repayments) to related party	32,375	(6,901)
Accounts payable and accrued expenses	756,312	(1,075,346)
Mining of digital assets	(8,283,423)	(10,432,605)
Lease liability payments	(232,736)	(108,131)
Net cash used in operating activities	(13,987,759)	(11,946,179)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net collections (investment) of finance receivables - original product	(6,235)	1,059
Net collections (investment) of finance receivables - special product	9,753	(2,889)
Capital expenditures	(2,206,954)	(1,732,472)
Proceeds from sale of fixed assets	-	78,806
Collection of note receivable	200,000	1,449,066
Acquisition of hosting site	(4,230,369)	(3,642,870)
Investment in notes receivable	-	(3,587,195)
Investment in digital assets - Bitcoin	(22,788,057)	(485,500)
Investment in digital assets - Tether	(33,143)	-
Proceeds from sale of Bitcoin	9,030,783	8,309,104
Proceeds from the sale of Tether	33,694	11,928
Change in deposits for mining equipment	448,458	-
Distribution to members	(1,015)	(19,616)
Net cash provided by (used in) investing activities	(19,543,085)	379,421
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from borrowings, net of issuance costs	12,919,915	6,329,910
Insurance financing repayments	(734,030)	(709,491)
Exercise of options	-	25,000
Proceeds from warrant exercise	95,999	4,748,971
Proceeds from the issuance of common stock, net of issuance costs	27,268,900	2,148,689
Repurchase of common stock	(7,973,666)	-
Net cash provided by financing activities	31,577,118	12,543,079
NET INCREASE (DECREASE) IN CASH	(1,953,726)	976,321
CASH - BEGINNING OF PERIOD	3,378,152	2,401,831
CASH - END OF PERIOD	**$ 1,424,426**	**$ 3,378,152**
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES		
Insurance financing	$ 904,229	$ 528,217
ROU assets and lease obligation recognized	$ -	$ 859,474
ROU asset true-up	$ 14,710	$ -
Initial recognition of Galaxy loan derivative	$ 237,487	$ -
Tech infrastructure note receivable applied towards acquisition	$ -	$ 3,775,731
Change in accounting principle (see Note 1)	$ -	$ 614,106
Digital assets transferred to digital assets receivable, net	$ 15,704,686	$ -
Issuance of common stock as retainer for services	$ 253,800	$ -
SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION		
Cash paid for taxes	$ -	$ -
Cash paid for interest	$ 692,535	$ 430,232

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Operations

LM Funding America, Inc. ("we", "our", "LMFA" or the "Company") was formed as a Delaware corporation on April 20, 2015.

LMFA is the sole member of several entities including LM Funding, LLC, which was organized in January 2008; US Digital Mining and Hosting Co., LLC, which was formed on September 10, 2021 ("US Digital"); LMFA Financing LLC, formed on November 23, 2020, and LMFAO Sponsor LLC, created on October 29, 2020 (LMFA is a majority member of LMFAO Sponsor LLC). US Digital has created various 100% owned subsidiaries to engage in business in various states in connection with its Bitcoin mining business.

The Company also from time to time organizes other subsidiaries to serve a specific purpose or hold a specific asset.

Lines of Business

The Company currently maintains three distinct business operations: our Bitcoin treasury operations, Bitcoin mining business and our specialty finance business.

Our investment strategy with respect to our Bitcoin treasury operations involves retaining a majority of our currently held Bitcoin and acquiring new Bitcoin through our mining operations. We may sell or leverage our Bitcoin to support operational needs and strategic initiatives. Our Bitcoin mining operation deploys our computing power to mine Bitcoin on the Bitcoin network. We conduct this business through our wholly owned subsidiary, US Digital, a Florida limited liability company, which we formed in 2021 to develop and operate our Bitcoin mining business. With respect to our specialty finance business, the Company has historically engaged in the business of providing funding to nonprofit community associations primarily located in the state of Florida. We offer incorporated nonprofit community associations, which we refer to as "Associations," a variety of financial products customized to each Association's financial needs.

Bitcoin Treasury Operations and Strategy

During August 2025, we raised approximately $21.3 million in net proceeds from capital raises and we purchased 164 Bitcoins with substantially all of the proceeds from such offering. In December 2025, we raised approximately $5.9 million in net proceeds from a capital raise and we purchased 47 Bitcoins with substantially all of the proceeds from such offering. Our Bitcoin treasury strategy for the next twelve months includes acquiring and holding Bitcoin, using cash flows from operations that exceed working capital requirements, and from time to time, subject to market conditions, issuing equity or debt securities or engaging in other capital raising transactions with the objective of using the proceeds to purchase Bitcoin. We have not set any specific target for the amount of Bitcoin we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional Bitcoin purchases. This overall strategy also contemplates that we may periodically sell Bitcoin for general corporate purposes or in connection with strategies that generate tax benefits in accordance with applicable law, enter into additional capital raising transactions, including those that could be collateralized by its Bitcoin holdings, and consider pursuing strategies to create income streams or otherwise generate funds using our Bitcoin holdings. As of December 31, 2025, we controlled 211.4 Bitcoin and 145 Bitcoin were held as collateral and presented as a receivable.

We currently maintain a formal, documented strategy that governs circumstances under which we acquire or monetize our Bitcoin holdings. Decisions to purchase or sell Bitcoin are made on a case-by-case basis at management's discretion, taking into account factors such as our liquidity, general market conditions, and anticipated cash requirements. As of December 31, 2025, Bitcoin represented 100% of our treasury holdings. We do have small holdings of Tether and USDC outside of our treasury holdings that value in the aggregate less than $10,000 and are used for purchases with merchants that accept such crypto assets as payment. We do not currently engage in hedging activities. We have not implemented derivative transactions, futures, options, swaps, or other financial instruments to reduce our exposure to Bitcoin price volatility other than the Galaxy loan collar derivative. Any future hedging activity, if undertaken, would be determined by management on a discretionary basis.

Bitcoin Mining Business

We obtain Bitcoin as a result of our mining operations, and we sell Bitcoin from time to time, to support our operations and strategic growth. We plan to convert our Bitcoin to U.S. dollars. We may engage in regular trading of Bitcoin or engage in hedging activities related to our holding of Bitcoin. However, our decisions to hold or sell Bitcoin at any given time may be impacted by the Bitcoin market, which has been historically characterized by significant volatility. Currently, we do not use a formula or specific methodology to determine whether or when we will sell Bitcoin that we hold, or the number of Bitcoins we will sell. Rather, decisions to hold or sell Bitcoins are currently determined by management by monitoring the market in real time. As of December 31, 2025 and December 31, 2024, the Company had approximately 7,200 and 5,840 machines respectively, which amounted to operating units capable of producing 812 petahash and 615 petahash, respectively, per second ("EH/s") of computing power.

Specialty Finance Company

In our specialty finance business, we purchase an Association's right to receive a portion of the Association's collected proceeds from owners that are not paying their assessments. After taking assignment of an Association's right to receive a portion of the Association's proceeds from the collection of delinquent assessments, we engage law firms to perform collection work on a deferred billing basis wherein the law firms receive payment upon collection from the account debtors or a predetermined contracted amount if payment from account debtors is less than legal fees and costs owed. Under this business model, we typically fund an amount equal to or less than the statutory minimum an Association could recover on a delinquent account for each Account, which we refer to as the "Super Lien Amount". Upon collection of an Account, the law firm working on the Account, on behalf of the Association, generally distributes to us the funded amount, interest, and administrative late fees, with the law firm retaining legal fees and costs collected, and the Association retaining the balance of the collection. In connection with this line of business, we have developed proprietary software for servicing Accounts, which we believe enables law firms to service Accounts efficiently and profitably. Our original product offering consists of providing funding to Associations by purchasing their rights under delinquent accounts that are selected by the Associations arising from unpaid Association assessments. Historically, we provided funding against such delinquent accounts, which we refer to as "Accounts," in exchange for a portion of the proceeds collected by the Associations from the account debtors on the Accounts. In addition to our original product offering, we also purchase Accounts on varying terms tailored to suit each Association's financial needs, including under our New Neighbor Guaranty™ program.

Principles of Consolidation

The consolidated financial statements include the accounts of LMFA and its wholly-owned subsidiaries: LM Funding, LLC; REO Management Holdings, LLC (including all 100% owned subsidiary limited liability companies); LM Funding of Colorado, LLC; LM Funding of Washington, LLC; LM Funding of Illinois, LLC; US Digital (includes all 100% owned subsidiary limited liability companies) and various single purpose limited liability corporations owned by REO Management Holdings, LLC which own various properties. It also includes LMFA Sponsor LLC (a 69.5% owned subsidiary). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States ("GAAP").

Reclassification

Certain prior period immaterial amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on the reported results of operations.

Liquidity

The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The evaluation of going concern under the accounting guidance requires significant judgment which involves the Company to consider that it has historically incurred losses in recent years as it has prepared to grow its business through expansion and acquisition opportunities. The Company must also consider its current liquidity as well as future market and economic conditions that may be deemed outside the control of the Company as it relates to obtaining financing and generating future profits. As of December 31, 2025, the Company had $1.4 million available cash on-hand and Bitcoin with a fair market value of $18.5 million (of which $7.7 million is pledged as collateral against outstanding borrowings and classified within "Digital assets - collateral" on the consolidated balance sheets). Bitcoin classified as "Digital assets - long term" could be utilized for operational purposes if necessary. After considering its current liquidity and future market and economic conditions, the Company has concluded there is no substantial doubt about the Company's ability to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include long-lived asset impairment, the evaluation of probable losses on balances due from a related party, the realization of deferred tax assets, the evaluation of contingent losses related to litigation and reserves on notes receivables. Our estimates may change, however, as new events occur and additional information is obtained, and any such changes will be recognized in the consolidated financial statements.

Segment and Reporting Unit Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Chief Executive Officer and Chief Financial Officer of the Company are determined to comprise the CODM, as a group. The Company has two operating segments as of December 31, 2025, which we refer to as Specialty Finance and Mining and Treasury Operations. Our corporate oversight function and other components that may earn revenues that are only incidental to the activities of the Company are aggregated and included in the "All Other" category. See Note 13, "Segment Information".

Cash

The Company maintains cash balances at several financial institutions that are insured under the Federal Deposit Insurance Corporation's ("FDIC") Transition Account Guarantee Program. Balances with the financial institutions may exceed federally insured limits. As of December 31, 2025 and 2024 we have approximately $0.4 million and $2.3 million of cash in various institutions that exceed the FDIC or SIPC insurance coverage limit of $250,000.

Digital Assets

Bitcoin held under our treasury strategy are included in long term assets in the consolidated balance sheets due to the Company's intention to hold the Bitcoin for long term investment. The remaining Bitcoin expected to be used for general working capital purposes are included in current assets in the consolidated balance sheets due to the Company's ability to sell Bitcoin in a highly liquid marketplace and such Bitcoin holdings are expected to be realized in cash or sold or consumed during the normal operating cycle of the Company. As a result of adopting ASC 350-60 on January 1, 2024, Bitcoin is measured at fair value as of each reporting period. The fair value of Bitcoin is measured using the period-end closing Bitcoin price from its principal market in accordance with ASC 820, Fair Value Measurement. Since Bitcoin is traded on a 24-hour period, the Company utilizes the price as of at fair value at 23:59:59 UTC time, which aligns with the Company's revenue recognition cut-off. The decrease (increase) in fair value from each reporting period is reflected on the consolidated statements of operations as "Loss (gain) on fair value of Bitcoin, net". The Company sells Bitcoin and such gains and losses from such transactions are measured as the difference between the cash proceeds and the carrying basis of Bitcoin as determined on a First In-First Out basis and are recorded within "Loss (gain) on fair value of Bitcoin, net". Bitcoin, which is non-cash consideration earned by the Company through its mining activities, are included as a reconciling item as a cash outflow within operating activities on the accompanying consolidated statements of cash flows. The cash proceeds from the sales of Bitcoin are classified based on the holding period in which the Bitcoin are held. ASC 350-60 specifies that Bitcoin converted nearly immediately into cash would qualify as cash flows from operating activities and all other sales would qualify as investing activities. The Company evaluates its sales of Bitcoin and will record Bitcoin sold nearly immediately as operating cash flows and the remainder will be recorded as investing activities. During the year ended December 31, 2025 and 2024, all proceeds from Bitcoin sales were classified as investing activities.

Digital Assets Receivable, net

The Company has pledged Bitcoin as collateral for a draw under its loan facility (the "Galaxy Loan Facility") with Galaxy Digital LLC ("Galaxy"). While the loan is outstanding, Galaxy has the right and the ability to use the digital assets at its discretion, including the ability to sell or pledge the borrowed digital assets to third parties. Following the Company's full payment of the loan, Galaxy is obligated to return the same type and quantity of digital assets as those pledged by the Company.

The digital assets receivable are initially measured upon transfer at fair value and subsequently remeasured at fair value at each reporting period. The changes in fair value are recognized on the consolidated statements of operations, in accordance with ASC 350-60.

The digital assets receivable balance is evaluated for possible credit losses, in accordance with ASC 326 - Financial Instruments - Credit Losses. The allowance for credit losses on digital assets receivable under the current expected credit loss ("CECL") model is determined by utilizing the profitability of default ("PD") loss given default ("LGD") approach. In order to apply the PD LGD approach, management considers the remaining expected life of the loans and forecasts of future economic conditions. Allowance for credit losses are included in "Credit loss on digital assets receivable" on the consolidated statements of operations. Refer to Note 4.

Derivatives

The Company evaluates its financing and service arrangements to determine whether certain arrangements contain features that qualify as embedded derivatives requiring bifurcation in accordance with ASC 815, *Derivatives and Hedging.* Embedded derivatives that are required to be bifurcated from the host instrument or arrangement are accounted for and valued as separate financial instruments. As of December 31, 2025 there was an embedded derivative recognized related to the Galaxy loan facility (refer to Note 8). There were no embedded derivatives requiring separation from the host instrument as of December 31, 2024.

The Company does not elect to designate derivative instruments as hedges for accounting purposes. As such, our derivative instruments are recorded at fair value each reporting period as "Galaxy loan derivative" on the consolidated balance sheets, with subsequent changes in fair value recognized in "Changes in fair value of Galaxy loan derivative" on the consolidated statements of operations. The Company classifies derivative assets or liabilities as current or non-current based on whether settlement of the instrument could be required within 12 months of the balance sheet date.

Investments in Securities

Investment in Securities includes investments in common stocks which are reported at fair value with changes in unrecognized gains or losses included in other income on the consolidated statements of operations.

Investments in Unconsolidated Entities

We account for investments in less than 50% owned and more than 20% owned entities using the equity method of accounting. Because we have elected the fair value option for these securities, unrealized holding gains and losses during the period are included in other income within the consolidated statements of operations.

Fair Value of Financial Instruments

FASB ASC 825-10, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets.

Fixed Assets

The Company capitalizes all acquisitions of fixed assets in excess of $500. Fixed assets are stated at cost, net of accumulated depreciation. State and local use tax for equipment shipped from overseas is generally accrued on a quarterly basis at the time equipment is placed in service and is paid to the state in which the equipment is being utilized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and commences once the assets are ready for their intended use. Fixed assets are comprised of furniture, computer, office equipment, buildings and mining machines with assigned useful lives of three to thirty years.

The Company classifies mining machine deposit payments within "Deposits on mining equipment" in the consolidated balance sheets. As mining machines are received, the respective cost of the mining machines plus the related shipping and customs fees are reclassified from "Deposits on mining equipment" to "Fixed assets, net" in the consolidated balance sheets.

The Company operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of mining machines. To the extent that any of the assumptions underlying management's estimate of useful life of its mining machines are subject to revision in a future reporting period, either as a result of changes in circumstances or through the availability of greater quantities of data, then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

Right to Use Assets

The Company capitalizes all leased assets pursuant to ASU 2016-02, "Leases (Topic 842)", which requires lessees to recognize right-of-use assets and lease liability, initially measured at present value of the lease payments, on its balance sheets for leases with terms longer than 12 months and classified as either financing or operating leases. As of December 31, 2025 and 2024, right to use assets, net of accumulated amortization, was approximately $0.7 million and $0.9 million.

Impairment of Long-Lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment amount is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was $5.4 million and nil impairment of long-lived assets for the years ended December 31, 2025 and 2024. Refer to Note 5.

Revenue Recognition - Bitcoin Mining

Our accounting policy on revenue recognition for our Bitcoin mining segment is provided below.

Step 1: The Company enters into a contract with a Bitcoin mining pool operator (i.e., the customer) to provide hash calculations to the mining pools. The contract is terminable at any time by either party and thus the contract term is shorter than a 24-hour period and the contracts are continuously renewed. The Company provides services solely for Bitcoin mining and the fees charged during the year ended December 31, 2025 by the customer were approximately 0.5% of the total daily Bitcoin mined.

Applying the criteria per ASC 606-10-25-1, the contract arises at the point that the Company provides hash calculations to the customer, which is considered at contract inception, because customer consumption is in tandem with daily earnings of delivery of the computing power.

Step 2: In order to identify the performance obligations in a contract with a customer, the Company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met:

• The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and
• The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

Based on these criteria, the Company has a single performance obligation in providing hash calculations to the customer. The continuous renewal options do not represent material rights because they do not provide the customer with the right to purchase additional goods or services at a discount. Specifically, the contract is renewed at the same terms, conditions, and rate as the current contract which is consistent with market rates, and there are no upfront or incremental fees in the initial contract. The Company has full control of the mining equipment utilized in the mining pool and if the Company determines it will increase or decrease the processing power of its machines and/or fleet (i.e., for repairs or when power costs are excessive) the computing power provided to the customer will be reduced.

Step 3: The transaction consideration the Company earns is non-cash consideration in the form of Bitcoin, which the Company measures at fair value at 23:59:59 UTC on the date of contract inception using the Company's principal market for Bitcoin. Although the contract renews continuously throughout the day, and thus the value of the consideration should be assessed continuously throughout the day, the Company has concluded that using the 23:59:59 UTC Bitcoin price each day does not result in a materially different outcome. According to the Customer contract, daily settlements are made to the Company by the Customer based on the hash calculations provided over contract periods and the payout is made the following day. When participating in ratable share pools, in exchange for providing hash calculations the Company is entitled to a fractional share of the Bitcoin award the Customer receives for successfully adding a block to the blockchain, plus a fractional share of the transaction fees attached to that blockchain. The Company's fractional share is based on the proportion of hash calculations the Company contributed to the Customer compared to the total hash calculations contributed by all mining pool participants in solving the current algorithm. When participating in a Full Pay Per Share ("FPPS") mining pool, in exchange for providing hash calculations to the pool the Company is entitled to compensation, calculated on a daily basis, at an amount that approximates the total Bitcoin that could have been mined using the Company's hash calculations, calculated on a look-back basis across previous blocks using the pools hash rate index. The transaction consideration the Company earns is variable since it is dependent on the daily computing power provided by the Company under the FPPS model and total Bitcoin earned by the under the ratable share model. There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The sum of the block reward and transaction fees earned by the Company is reduced by mining pool fees charged by the Customer for operating the mining pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent we perform hash calculations and generate revenue in accordance with the customer's payout formula during the continuously renewed contract periods beginning mid-night UTC and ending 23:59:59 UTC daily. This amount represents consideration paid to the customer and is thus reported as a reduction in revenue.

Step 4: The transaction price is allocated to the single performance obligation upon verification for the provision of hash calculations to the customer, and total Bitcoin rewards earned by the pool, when applicable under a ratable share model. There is a single performance obligation (i.e., hashrate) for the contract; therefore, all consideration from the customer is allocated to this single performance obligation.

Step 5: The Company's performance is complete in transferring the hash calculations over-time to the customer and the customer obtains control of the contributed hashrate. The performance obligation of hash calculations is fulfilled over time, as opposed to a point in time, because the Company provides the hash calculations throughout the contract period and the customer simultaneously obtains control of it and uses the asset to produce Bitcoin. There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance. Bitcoin earned by the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows.

Cost of Revenues - Digital Assets

The Company includes energy costs and external co-location mining hosting fees in cost of revenues. Depreciation of mining machines is included within "Depreciation and amortization" in the consolidated statements of operations.

Curtailment and Energy Sales

For our Oklahoma mining site, the energy costs are incurred at market price with no power purchase agreements for a fixed future rate. The Company has a "Will Serve agreement" with the local energy company that provides credits based on amount of electricity provided and based on reducing power consumption upon peak demand times. The Company utilizes a third-party broker to facilitate our participation in demand response programs offered by the Southwest Power Pool ("SPP"), a regional transmission organization that manages the electric grid and wholesale power for the central United States. The broker analyzes our forecasted power consumption, market value of Bitcoin and day-ahead energy prices to determine whether our estimated mining revenues will exceed the energy cost incurred by the Company to operate our mining equipment ("breakeven price") for each hour of the following day. If our estimated revenues are predicted to fall below the breakeven price, our power will be curtailed, and we will receive compensation from the SPP in exchange for supplying our power to the grid ("Energy Sales"). If estimated revenue is above the breakeven price, the Company receives compensation for pledging our estimated power usage as available for curtailment in the event SPP needs to adjust load for grid balancing ("Curtailment"). We received $0.7 million of compensation related to curtailment and energy sales during the year ended December 31, 2025 which is recorded as "Curtailment and energy sales" in the consolidated statements of operations. There were no curtailment and energy sales in the year ended December 31, 2024.

Utility Deposit Bonds

In lieu of maintaining a cash utility deposit with the energy provider for our Oklahoma mining site, we purchased a utility deposit bond which guarantees that the energy provider would receive payment from the third party surety up to an amount of $717 thousand in the event the Company defaults on utility charges. The Company pays an annual premium of $14 thousand for the utility deposit bond and the cost of the bond is amortized ratably over the twelve month coverage period.

Revenue Recognition - Specialty Finance

Accounting Standards Codification ("ASC") 606 of the Financial Accounting Standards Board ("FASB") states an entity needs to conclude at the inception of the contract that collectability of the consideration to which it will be entitled in exchange for the goods and services that will be transferred to the customer is probable. That is, in some circumstances, an entity may not need to assess its ability to collect all of the consideration in the contract. The Company provides funding to Associations by purchasing their rights under delinquent accounts from unpaid assessments due from property owners. Collections on the Accounts may vary greatly in both the timing and amount ultimately recovered compared with the total revenues earned on the Accounts because of a variety of economic and social factors affecting the real estate environment in general.

The Company's contracts with its specialty finance customers have very specific performance obligations. The Company has determined that the known amount of cash to be realized or realizable on its revenue generating activities cannot be reasonably estimate and as such, classifies its finance receivables as nonaccrual and recognizes revenues in the accompanying statements of income on the cash basis or cost recovery method in accordance with ASC 310-10, *Receivables*. The Company's operations also consist of rental revenue earned from tenants under leasing arrangements which provide for rent income. The leases have been accounted for as operating leases. For operating leases, revenue is recorded based on cash rental payments was collected during the period. The Company analyzed its remaining revenue streams and concluded there were no changes in revenue recognition with the adoption of the new standard.

Under ASC 606, the Company applies the cash basis method to its original product and the cost recovery method to its special product as follows:

Finance Receivables—Original Product: Under the Company's original product, delinquent assessments are funded only up to the Super Lien Amount as discussed above. Recoverability of funded amounts is generally assured because of the protection of the Super Lien Amount. As such, payments by unit owners on the Company's original product are recorded to income when received in accordance with the provisions of the Florida Statute (718.116(3)) and the provisions of the purchase agreements entered into between the Company and Associations. Those provisions require that all payments be applied in the following order: first to interest, then to late fees, then to costs of collection, then to legal fees expended by the Company and then to assessments owed. In accordance with the cash basis method of recognizing revenue and the provisions of the statute, the Company records revenues for interest and late fees when cash is received. In the event the Company determines the ultimate collectability of amounts funded under its original product are in doubt, payments are applied to first reduce the funded or principal amount.

Finance Receivables—Special Product (New Neighbor Guaranty program): During 2012, the Company began offering associations an alternative product under the *New Neighbor Guaranty* program whereby the Company will fund amounts in excess of the Super Lien Amount. Under this special product, the Company purchases substantially all of the delinquent assessments owed to the association, in addition to all accrued interest and late fees, in exchange for payment by the Company of (i) a negotiated amount or (ii) on a going forward basis, all monthly assessments due for a period up to 48 months. Under these arrangements, the Company considers the collection of amounts funded is not assured and under the cost recovery method, cash collected is applied to first reduce the carrying value of the funded or principal amount with any remaining proceeds applied next to interest, late fees, legal fees, collection costs and any amounts due to the Association. Any excess proceeds still remaining are recognized as revenues. If the future proceeds collected are lower than the Company's funded or principal amount, then a loss is recognized.

Net Commission Revenue: The Company acts as an agent in providing health travel insurance policies. As a result, the Company revenue is recorded at net. The Company has determined that the known amount of cash to be realized or realizable on its revenue generating activities can be reasonably estimated and as such, classifies its receivables as accrual and recognizes revenues in the

accompanying statements of income on the accrual basis. If a policy is not effective as of the end of a period, then the associated revenue and underwriting costs are deferred until the effective date. The majority of the commission revenue is underwritten by two policy underwriters who pays the Company commissions.

Hosting Contracts

On May 6, 2024, the Company entered into a hosting agreement (the "Arthur Hosting Agreement") with Tech Infrastructure JV I LLC ("Tech Infrastructure") pursuant to which Tech Infrastructure agreed to host approximately 3,000 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of nine months. On December 6, 2024, US Digital completed the previously announced acquisition (the "Acquisition") of the hosting facility located in Oklahoma, and the Arthur Hosting Agreement was subsequently terminated. Following the completion of the Acquisition, the Company continues to operate the hosting site under its own management. Refer to Note 3.

On September 5, 2022, the Company, through its wholly-owned subsidiary US Digital, entered into a hosting agreement (the "Core Hosting Agreement") with Core Scientific Inc. ("Core") pursuant to which Core, under various additional orders, agreed to host approximately 3,000 of the Company's Bitcoin miner machines at a secure location and provide power, maintenance and other services specified in the contract with a term of one year, with automatic renewals unless either party notifies the other party in writing not less than ninety (90) calendar days before such renewal of its desire for the order not to renew unless terminated sooner pursuant to the terms of the Core Hosting Agreement. The Company entered into a number of amendments in 2023 and 2024 that resulted in Core hosting a total of approximately 4,870 miners as of March 31, 2024. Pursuant to the terms of the amended Core Hosting Agreement, the terms of the hosting agreement expired with respect to approximately 4,000 miners on May 31, 2024 while the terms of the hosting arrangement continued with respect to approximately 800 miners through December 31, 2024. Beginning January 1, 2025, the Core Hosting Agreement was renewed on a month-to-month basis through April 30, 2025 after which the agreement was terminated and the machines were moved to our Oklahoma site.

Coupon Sales

From time to time the Company receives coupons from Bitmain to incentivize purchases of equipment. Coupons have a stated face value in dollars and can be applied against future invoices for purchased machines. Coupons are transferable and there are not restrictions on the sale to third parties. Occasionally, the Company sells coupons to third parties in exchange for cash consideration or digital assets. As there is currently no active market for the buying and selling of Bitmain coupons, the Company has determined that the fair value of coupons received is nil at the time of receipt therefore revenue associated with the sale of such coupons is not recognized until the sale transaction has been completed and consideration has been received from the third party. During the year ended December 31, 2025 and December 31, 2024, the Company sold Bitmain coupons for nil and $4 thousand, respectively, which was recognized as other income within "Other income - coupon sales" in the consolidated statements of operations.

Stock-Based Compensation

The Company records all equity-based incentive grants to employees and non-employee members of the Company's Board of Directors in operating expenses in the Company's consolidated statements of operations based on their fair values determined on the date of grant. Stock-based compensation expense, reduced for estimated forfeitures, is recognized over the requisite service period of the award, which is generally the vesting term of the outstanding equity awards. The expense attribution method is straight-line or accelerated graded-vesting depending on the nature of the award.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes resulting primarily from the tax effects of temporary differences between financial and income tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Under ASC 740-10-30-5, *Income Taxes*, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company in prior years, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believes that a valuation allowance is necessary based on the more-likely-than-not threshold noted above. During the year ended December 31, 2025, the Company increased the valuation allowance to approximately $21.7 million to reflect a change in deferred tax assets. During the year ended December 31, 2024, the Company increased the valuation allowance to $16.2 million to reflect a change in deferred tax assets.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA") of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system, including the allowance of 100% expensing of qualified asset expenditures, immediate expensing of qualifying domestic research and development expenses and permanent extensions of certain

other provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for 2025, beginning January 19, 2025. We do not expect that this guidance will have a material impact on our financial position and our results of operations.

Prior to the Company's initial public offering in October 2015, the taxable earnings of the Company's predecessor were included in the tax returns of its members (separate limited liability companies) and taxed depending on personal tax situations. In connection with the Company's initial public offering, the members contributed ownership interests to the Company (a newly form C-Corporation) and all earnings subsequent to that date (October 23, 2015) are subject to taxes and reflected in the Company's consolidated financial statements.

Loss Per Share

Basic loss per share is calculated as net loss to common stockholders divided by the weighted average number of common shares outstanding during the period (as adjusted to give effect to the Reverse Stock Split).

Diluted loss per share for the period equals basic loss per share as the effect of any convertible notes, stock based compensation awards, cancellation of such awards or stock warrants would be anti-dilutive.

The anti-dilutive stock based compensation awards and convertible notes consisted of:

	December 31, 2025	December 31, 2024
Stock Options	1,780,198	593,378
Stock Warrants	36,630,689	4,747,547

The following table illustrates the computation of basic and diluted EPS for the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025			Year ended December 31, 2024		
	Loss (Numerator)	Shares (Denominator)	Per-Share Amount	Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Net loss attributable to LM Funding America Inc.	$ (26,920,197)			$ (7,315,376)		
Less: deemed dividends	$ (1,579,020)			(6,794,924)		
Basic and diluted EPS						
Net loss attributable to common shareholders	$ (28,499,217)	8,700,377	$ (3.28)	$ (14,110,300)	2,808,064	$ (5.02)

Contingencies

The Company accrues for contingent obligations, including estimated legal costs, when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, the Company reassesses its position and makes appropriate adjustments to the consolidated financial statements. Estimates that are particularly sensitive to future changes include those related to tax, legal and other regulatory matters.

Related Party

ASC 850 - Related Party Disclosures requires disclosure of related party transactions and certain common control relationships. The Company disclosures related party transactions and such transactions are approved by the Company's Board of Directors. See Note 11.

Risks and Uncertainties

Funding amounts are secured by a priority lien position provided under Florida law (see discussion above regarding Florida Statute 718.116). However, in the event the first mortgage holder takes title to the property, the amount payable by the mortgagee to satisfy the priority lien is capped under this same statute and would generally only be sufficient to reimburse the Company for funding amounts noted above for delinquent assessments. Amounts paid by the mortgagee would not generally reimburse the Company for interest, administrative late fees and collection costs. Even though the Company does not recognize these charges as revenues until collected, its business model and long-term viability is dependent on its ability to collect these charges. In the event a delinquent unit owner files for bankruptcy protection, the Company may at its option be reimbursed by the Association for the amounts funded (i.e., purchase price) and all collection rights are re-assigned to the Association.

Non-cash Financing and Investing Activities

Digital assets transferred to digital assets - receivable - The Company pledged 145 Bitcoin collateral related to the Galaxy Loan Facility which was derecognized from the Company's ending Bitcoin balance, and recorded in "Digital assets receivable, net" on the Company's consolidated balance sheets. Refer to Note 4.

Initial recognition of Galaxy loan derivative - The Company recognized a debt discount and corresponding derivative liability at the inception of the Galaxy Loan facility during the year ended December 31, 2025.

Issuance of common stock as retainer for services - The Company issued 188,000 shares of common stock to vendors as retainer for advisory services. The total fair value of the shares at the time of issuance was $254 thousand, which was recorded as a prepaid expense.

Change in equity due to change in accounting principal ASC 350-60 - The Company has elected to early adopt the new guidance effective January 1, 2024 resulting in a $614 thousand cumulative-effect change to adjust the Company's Bitcoin held on January 1, 2024 with the corresponding entry to beginning accumulated deficit.

Financing of insurance premium – the Company financed the purchase of various insurance policies during the year ended December 31, 2025 and 2024 in the amount of approximately $904 thousand and $528 thousand, respectively, using a finance agreement.

ROU assets and operating lease obligation recognized - Due to the extension of its office building operating lease during the year ended December 31, 2024, the Company remeasured its lease liability and ROU asset associated with the lease. The Company also recognized a lease liability and ROU asset related to the acquired land lease as part of the Arthur acquisition (refer to Note 3). The total adjustment to the right-of-use asset and lease liability was nil and $0.9 million for the years ended December 31, 2025 and 2024, respectively.

Tech infrastructure note receivable applied towards acquisition - during the year ended December 31, 2024, the Company acquired the Oklahoma site, of which $3.8 million of the purchase price was credited against outstanding loans, including accrued interest, made by the Company and its affiliates to Seller.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") *No. 2023-08, Intangible - Goodwill and Other -Crypto Assets (Subtopic 350-60)* ("ASC 350-60"). ASC 350-60 requires entities with certain crypto assets to subsequently measure such assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. Crypto assets that meet all the following criteria are within the scope of the ASC 350-60: (1) meet the definition of intangible assets as defined in the Codification (2) do not provide the asset holder with enforceable rights to or claims on underlying goods, services, or other assets (3) are created or reside on a distributed ledger based on blockchain or similar technology (4) are secured through cryptography (5) are fungible, and (6) are not created or issued by the reporting entity or its related parties. Bitcoin, which is the sole crypto asset mined by the Company, meets each of these criteria. For all entities, the ASC 350-60 amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company elected to early adopt the new guidance effective January 1, 2024 resulting in a $614 thousand cumulative-effect change to adjust the Company's Bitcoin held on January 1, 2024 with the corresponding entry to beginning accumulated deficit.

In November 2023, the FASB issued ASU 2023-07 *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which addresses improvements to reportable segment disclosures. The guidance is effective for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024, applied retrospectively with early adoption permitted. The new guidance requires incremental disclosures in annual and interim periods related to a public entity's reportable segments, particularly on segment expenses, but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The Company has applied the new guidance to its segment disclosures. Refer to Note 13.

On December 14, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has reflected the enhanced disclosure requirements within Note 10.

There were no other new accounting pronouncements adopted during the year ended December 31, 2025 or 2024 that were determined to have a material effect on the Company's financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued the Financial Accounting Standards Board ("FASB"). ASUs issued by FASB, but which are not yet effective, were assessed and determined to be either not applicable to the Company or to have an insignificant impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03")*, which requires public business entities to provide additional disclosures in the notes to financial statements, disaggregating specific expense categories within relevant income statement captions. The prescribed categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization related to oil-and-gas producing activities. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statement disclosures.

In November 2024, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2024-04, *Debt—Debt with Conversion and Other Options: Induced Conversions of Convertible Debt Instruments ("ASU 2024-04")*, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishments of convertible debt. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements and related disclosures.

Note 2. Revisions to Previously Issued Financial Statements

In connection with the preparation of the Company's Consolidated Financial Statements as of and for the period ended December 31, 2024, the Company identified errors in relation to the accounting for the change in depreciation life for the Bitcoin miners when accelerating such life as of January 1, 2024 from 60 months to 48 months.

The Company has a history of cash loses and as such believes most investors rely on EBITDA, Core EBITDA and cash used/provided by operations on the statement of cash flows as metrics for evaluating the performance of the Company. As such the overstatement of depreciation expense does not impact such metrics.

The errors did have an impact on net property, plant and equipment and depreciation expense of approximately $449,800 as of and for the three months ended March 31, 2024, approximately $464,300 as of and for the three months ended June 30, 2024 and approximately $413,800 as of and for the three months ended September 30, 2024. The error did not impact revenues or net loss before income tax expense for any of the fiscal years ended December 31, 2025 or 2024 as the errors were corrected during the three months ended December 31, 2024.

The Company assessed the materiality of the errors, including the presentation on prior periods consolidated financial statements, on a qualitative and quantitative basis in accordance with SEC Staff Accounting Bulletin ("SAB") No. 99, Materiality and SAB No. 108 on Quantifying Financial Statement Errors, codified in Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections. The Company concluded that these errors and the related impacts did not result in a material misstatement of our previously issued unaudited consolidated interim financial statements as of and for the periods ended March 31, 2024, June 30, 2024 and September 30, 2024. The Company corrected the relevant prior periods of our consolidated financial statements and adjusted the disclosures included within Note 5.

A summary of the corrections to the impacted financial statement line items from our previously issued financial statements are presented below:

Consolidated Balance Sheets (unaudited)

	As of March 31, 2024			
	As previously reported		As revised	
Fixed assets, net (Note 5)	$	20,897,314	$	21,347,186
Long-term assets	$	24,918,333	$	25,368,205
Total assets	$	40,155,382	$	40,605,254
Accumulated deficit	$	(56,857,610)	$	(56,407,738)
Total stockholders' equity	$	38,472,110	$	38,921,982

	As of June 30, 2024			
	As previously reported		As revised	
Fixed assets, net (Note 5)	$	19,671,511	$	20,585,726
Long-term assets	$	22,648,825	$	23,563,040
Total assets	$	34,137,151	$	35,051,366
Accumulated deficit	$	(62,930,465)	$	(62,016,250)
Total stockholders' equity	$	31,010,356	$	30,096,141

	As of September 30, 2024			
	As previously reported		As revised	
Fixed assets, net (Note 5)	$	17,311,254	$	18,639,268
Long-term assets	$	25,235,055	$	26,563,069
Total assets	$	36,535,867	$	37,863,881
Accumulated deficit	$	(67,628,539)	$	(66,300,525)
Total stockholders' equity	$	28,591,750	$	29,919,764

Consolidated Statements of Operations (unaudited)

For the Three Months Ended
March 31, 2024

	As previously reported		As revised	
Depreciation and amortization	$	2,426,068	$	1,976,196
Total operating costs and expenses	$	4,185,002	$	3,735,130
Operating income	$	562,602	$	1,012,474
Income before income taxes	$	1,903,966	$	2,353,838
Net income	$	1,903,966	$	2,353,838
Net income attributable to LM Funding America Inc.	$	1,489,745	$	1,939,617
Net income attributable to common shareholders	$	1,489,745	$	1,939,617

	For the Three Months Ended June 30, 2024				For the Six Months Ended June 30, 2024			
	As previously reported		As revised		As previously reported		As revised	
Depreciation and amortization	$	2,339,702	$	1,875,359	$	4,765,770	$	3,851,555
Total operating costs and expenses	$	7,754,827	$	7,290,484	$	11,939,829	$	11,025,614
Operating loss	$	(4,743,480)	$	(4,279,137)	$	(4,180,878)	$	(3,266,663)
Loss before income taxes	$	(6,647,329)	$	(6,182,986)	$	(4,743,363)	$	(3,829,148)
Net loss	$	(6,647,329)	$	(6,182,986)	$	(4,743,363)	$	(3,829,148)
Net loss attributable to LM Funding America Inc.	$	(6,072,855)	$	(5,608,512)	$	(4,583,110)	$	(3,668,895)
Net loss attributable to common shareholders	$	(6,072,855)	$	(5,608,512)	$	(4,583,110)	$	(3,668,895)

	For the Three Months Ended September 30, 2024				For the Nine Months Ended September 30, 2024			
	As previously reported		As revised		As previously reported		As revised	
Depreciation and amortization	$	2,349,634	$	1,935,835	$	7,115,404	$	5,787,390
Total operating costs and expenses	$	5,669,795	$	5,255,996	$	17,651,681	$	16,323,667
Operating loss	$	(4,414,322)	$	(4,000,523)	$	(8,637,257)	$	(7,309,243)
Loss before income taxes	$	(4,803,117)	$	(4,389,318)	$	(9,546,480)	$	(8,218,466)
Net loss	$	(4,803,117)	$	(4,389,318)	$	(9,546,480)	$	(8,218,466)
Net loss attributable to LM Funding America Inc.	$	(4,698,074)	$	(4,284,275)	$	(9,281,184)	$	(7,953,170)
Net loss attributable to common shareholders	$	(6,402,379)	$	(5,988,580)	$	(10,985,489)	$	(9,657,475)

Consolidated Statements of Cash Flows (unaudited)

For the Three Months Ended March 31, 2024

	As previously reported	As revised
Net income	$ 1,903,966	$ 2,353,838
Depreciation and amortization	$ 2,426,068	$ 1,976,196

For the Six Months Ended June 30, 2024

	As previously reported	As revised
Net loss	$ (4,743,363)	$ (3,829,148)
Depreciation and amortization	$ 4,765,770	$ 3,851,555

For the Nine Months Ended September 30, 2024

	As previously reported	As revised
Net loss	$ (9,546,480)	$ (8,218,466)
Depreciation and amortization	$ 7,115,404	$ 5,787,390

Note 3. Acquisitions

Columbus, Mississippi

On September 16, 2025, the Company, through its wholly-owned subsidiary US Digital Mining Mississippi LLC (the "Acquirer") completed an acquisition from Greenidge Mississippi LLC ("Seller") of the approximate 6.4 acre parcel of real property, including substantially all of the business assets of Seller located at the property, excluding any Bitcoin miners (the "Transaction"), pursuant to an Asset Purchase Agreement, dated as of August 1, 2025, entered into between the Acquirer and Seller. The total consideration paid by the Acquirer to Seller in the Transaction was approximately $3.9 million.

In connection with the completion of the Transaction, on September 16, 2025, the Company entered into and closed the acquisition (the "Miner Acquisition") contemplated by that certain Bitcoin Miner Purchase and Sale Agreement (the "Miner Purchase Agreement") with Greenidge Generation LLC, an affiliate of the Seller (the "Miner Seller"), pursuant to which the Company purchased and acquired from the Miner Seller approximately 2,330 Bitmain Antminer S19, S19 Pro and S19 J Pro Bitcoin miners (collectively, the "Miners") of the Miner Seller for an aggregate purchase price of approximately $362 thousand, less approximately $32 thousand in sales taxes and fees paid by the seller. The closing of the transactions contemplated by the Miner Purchase Agreement was completed on September 16, 2025, contemporaneously with the consummation of the Transaction.

The Company accounted for the Transaction and Miner Acquisition, collectively, as an acquisition of a business under ASC Topic 805 – Business Combination due to the retention of employees critical to mining operations and obtaining control of all assets and substantive processes necessary to continue Bitcoin mining operations after the close of the acquisition. The purpose of the acquisition was to expand the Company's Bitcoin mining operations.

The acquired business contributed revenues of $700 thousand and a loss of $435 thousand to the Company for the period from September 15, 2025 to December 31, 2025. The following unaudited pro forma summary presents consolidated information of the Company as if the business combination had occurred on January 1, 2024:

	Pro forma year ended	
	December 31, 2025 (unaudited)	December 31, 2024 (unaudited)
Revenue	$ 10,784,168	$ 12,225,437
Net loss	$ (27,114,392)	$ (8,012,736)

These pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results of the Mississippi site to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment, and intangible assets had been applied from January 1, 2024.

The Company incurred $88 thousand in relation to acquisition related costs which were included in "Professional Fees" in the consolidated statements of operations for the year ended December 31, 2025. The year ended December 31, 2025 supplemental pro forma net loss were adjusted to exclude the $88 thousand of acquisition-related costs, and instead, these costs are reflected in pro forma net loss for the year ended December 31, 2024 in the table above.

The following table summarizes the purchase price allocation for the acquisition.

Asset	Asset Category	Allocated Cost	
Power and interconnection rights	Intangible	$ 1,081,320	25 years
Mining hosting equipment	Fixed Assets	330,368	9 months
Mining infrastructure	Fixed Assets	2,293,680	9-14 years
Land	Fixed Assets	525,000	
☐		$ 4,230,368	

Calumet, Oklahoma

On December 6, 2024, the Company acquired a 15MW mining site in Calumet Oklahoma from Arthur Mining for approximately $7.3 million and incurred an additional $118 thousand of purchase costs associated with the transaction. This acquisition included a lease for real property, power supply agreement, interconnection rights and mining site equipment. The transaction was accounted for as an asset acquisition.

The Company allocated the total consideration paid, including transaction costs, to the acquired assets based on their relative fair value, as follows:

Asset	Asset Category	Allocated Cost	Useful Life
Power and interconnection rights	Intangible	$ 5,497,282	25 years
Mining hosting equipment	Fixed Assets	1,921,318	6-10 years
☐	☐	$ 7,418,600	

The Company determined that the acquired land lease qualifies as a finance lease due to the existence of a purchase option. As of December 31, 2024 a right of use asset and lease liability of $0.6 million was recognized based on the net present value of lease payments discounted using an estimated incremental borrowing rate of 10.1%.

Note 4. Digital Assets and Digital Assets Receivable, net

Digital Assets

Digital assets consisted of the following:

	December 31, 2025	December 31, 2024
Bitcoin	$ 8,061,303	9,019,205
Tether	2,171	2,722
Digital assets - current	8,063,474	9,021,927
Bitcoin - long-term	10,433,035	5,000,000
Total digital assets	$ 18,496,509	14,021,927

Bitcoin

	December 31, 2025	December 31, 2024
Number of Bitcoin held	211.4	150.2
Carrying basis - per Bitcoin	$ 100,863	$ 65,332
Fair value - per Bitcoin	$ 87,505	$ 93,354
Carrying basis of Bitcoin	$ 21,322,419	$ 9,812,891
Fair value of Bitcoin	$ 18,494,338	$ 14,019,205

The carrying basis represents the valuation of Bitcoin at the time the Company earns the Bitcoin through mining activities. The Fair value of Bitcoin was determined using Level 1 inputs. As of December 31, 2025 and December 31, 2024 approximately 88 Bitcoin and 54 Bitcoin, respectively, (with an approximate fair value of $7.7 million and $5.0 million, respectively) were held in a custody account as collateral for the Liebel loans. Accordingly, the Company is restricted in its ability to use the Bitcoin separately held as collateral in the operation of its business. The Company regularly moves the collateral Bitcoin out of the collateral account when the fair value of such Bitcoin increases and deposits additional Bitcoin into the collateral account when the fair value of such Bitcoin decreases.

The following table presents a roll-forward of Bitcoin for the year ended December 31, 2025 and 2024, based on the fair value model under ASU 2023-08:

Bitcoin

	December 31, 2025	December 31, 2024
Bitcoin beginning of period	$ 14,019,205	$ 3,406,096
Cumulative effect of the adoption of ASU 2023-08	-	614,106
Beginning balance	**14,019,205**	**4,020,202**
Addition of Bitcoin from mining activities	8,283,423	10,432,605
Purchase of Bitcoin	22,788,057	485,500
Bitcoin transferred as collateral for Galaxy loan	(15,704,686)	-
Disposition of Bitcoin from sales	(9,030,783)	(8,309,104)
Gain (loss) on fair value of purchased Bitcoin, net	(52,704)	39,197
Gain (loss) on fair value of Bitcoin, net	(1,808,174)	7,350,805
End of period	**$ 18,494,338**	**14,019,205**

Digital Assets Receivable, net

As of December 31, 2025 and 2024 the Company has pledged 145 Bitcoin and nil, respectively, as collateral for a draw under the Galaxy Loan Facility. While the loan is outstanding, Galaxy has the right and the ability to use the digital assets at its discretion, including the ability to sell or pledge the borrowed digital assets to third parties. At the conclusion of the loan, Galaxy is obligated to return the same type and quantity of digital assets as those pledged by the Company. As the collateral pledged related to the Galaxy Loan Facility can be rehypothecated, the Bitcoin is derecognized from the Company's ending Bitcoin balance, and recorded in "Digital assets receivable, net" on the Company's consolidated balance sheets.

The digital assets receivable were initially measured upon transfer at fair value and subsequently remeasured at fair value as of December 31, 2025. A decrease in fair value of $3.0 million was recognized within "Loss on fair value of digital assets receivable" on the consolidated statements of operations.

The digital assets receivable balance was evaluated for possible credit losses, in accordance with ASC 326 - Financial Instruments - Credit Losses. An allowance for credit losses of $9 thousand are included in "Credit loss on digital assets receivable" on the consolidated statements of operations.

A summary of digital assets receivable, net is as follows:

	December 31, 2025	December 31, 2024
Digital assets receivable	$ 12,687,201	$ -
Credit loss reserve on digital assets receivable	(9,187)	
End of period	$ 12,678,014	$ -

	December 31, 2025	December 31, 2024
Beginning of year	$ -	$ -
Transfer of Bitcoin to receivable	15,704,686	-
Credit loss reserve on digital assets receivable	(9,187)	-
Fair market value adjustment on digital assets receivable	(3,017,485)	-
End of period	$ 12,678,014	$ -

Note 5. Fixed Assets and Intangible Assets, net

The components of fixed assets as of December 31, 2025 and 2024 are as follows:

	Useful Life		December 31, 2025		December 31, 2024
Mining machines	9 months - 4 years	$	22,388,471	$	28,852,428
Mining site equipment	6-10 years		4,827,888		1,921,318
Building	30 years		569,480		-
Real estate assets owned	30 years		80,056		80,057
Furniture, computer and office equipment	3-5 years		440,313		283,192
Land			525,000		-
Gross fixed assets			28,831,208		31,136,995
Less: accumulated depreciation			(18,913,858)		(12,760,047)
Fixed assets, net		$	9,917,350	$	18,376,948

As of December 31, 2025 and 2024, there were approximately 7,200 and 5,840 mining machines, respectively, at various hosting sites. The Company's depreciation expense recognized for the years ended December 31, 2025 and 2024 was approximately $7.9 million and $7.8 million, respectively.

We purchased 270 S21+ Bitmain machines in December 2024 for an aggregate purchase price of approximately $1.0 million, net of coupons and credits. The machines were delivered in April 2025 and were subsequently sold for approximately $1.0 million in May 2025.

Impairment loss and loss on disposal

Due to the sharp decrease in Bitcoin price during the fourth quarter of the year ended December 31, 2025 management performed a recoverability test to compare the carrying amount of mining machines to the undiscounted future cash flows expected to be generated by the assets. The test concluded it was more likely than not that impairment was present therefore a fair value assessment was performed using a sales comparable approach. Based on the fair value assessment, an impairment loss of $5.3 million was determined as the amount by which the carrying amount of the mining machines exceeded their fair value. Additionally, during the fourth quarter of the year ended December 31, 2025, 729 S19 miners in storage were deemed inoperable and an impairment charge of $63 thousand was recorded.

In order to accommodate a shipment of S21 mining machines in April 2024, management identified 365 mining machines at a Core hosting facility that would require relocation. As part of its impairment testing management considered the possible cashflows and probabilities associated with the relocation and continued use of 365 mining machines at a separate hosting facility location and the potential sale of such assets to a third party. Based on the assessment performed, management concluded a sale was probable and an impairment of $1.2 million on the mining machines was recorded as of March 31, 2024, which was calculated as the net carrying value of the 365 mining machines of $1.3 million less the sales price of $79 thousand.

An impairment loss of $5.4 million and $1.4 million was recorded on our consolidated statements of operations as "Impairment loss on mining equipment" for the year ended December 31, 2025 and 2024, respectively.

Approximately $502 thousand and $136 thousand of loss related to the write-off of mining machines was recorded within "Loss on disposal of assets" in the consolidated statements of operations during the years ended December 31, 2025 and 2024, respectively.

Intangible assets

Intangible assets as of December 31, 2025 and 2024 consist of the following:

	Useful Life (Years)		December 31, 2025		December 31, 2024
Power and interconnection rights	25	$	6,578,600	$	5,497,282
Gross intangible assets			6,578,600		5,497,282
Less: accumulated amortization			(250,831)		(18,324)
Total intangible assets, net		$	6,327,769	$	5,478,958

Intangible assets activity for the years ended December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
Beginning balance	$ 5,478,958	$ -
Intangible assets additions	1,081,320	5,497,282
Amortization	(232,509)	(18,324)
Total intangible assets, net	$ 6,327,769	$ 5,478,958

During the year ended December 31, 2025, as part of the Mississippi Site acquisition the Company acquired interconnection rights with a fair value of approximately $1.1 million. During the year ended December 31, 2024, as part of the Arthur acquisition the Company acquired certain power purchase contracts and interconnection rights with a fair value of approximately $5.5 million. Refer to Note 3.

The Company expects to record amortization expense of intangible assets over the next 5 years and thereafter as follows:

Fiscal Year ended December 31,	Estimated Amortization Expense
2026	$ 263,144
2027	263,144
2028	263,144
2029	263,144
2030	263,144
Thereafter	5,012,049
Total	$ 6,327,769

Note 6. Deposit on Mining Equipment and Hosting Services

As further described in Note 1, the Company has entered into a series of mining machine purchase agreements, hosting and colocation service agreements in association with our Bitcoin mining operations which required deposits to be paid in advance of the respective asset or service being received.

As of December 31, 2025 and 2024, the Company had a total of $2 thousand and $467 thousand classified as "Deposits on mining equipment", respectively.

As of December 31, 2025 and 2024, the Company had a total of nil and $0.2 million in prepaid hosting services and hosting deposits classified as "Prepaid expenses and other assets", respectively.

Note 7. Investments

Marketable Securities

Our marketable equity securities are publicly traded stocks measured at fair value using quoted prices for identical assets in active markets and classified as Level 1 within the fair value hierarchy. Marketable equity securities as of December 31, 2025 and December 31, 2024 are as follows:

	Cost	Cost of Shares Sold	Gross Unrealized Gain	Fair Value
Marketable equity securities, December 31, 2025	$ 27,050	$ -	$ 10,330	$ 37,380
Marketable equity securities, December 31, 2024	$ 17,860	$ -	$ 9,190	$ 27,050

Notes Receivable from Seastar Medical Holding Corporation.

On October 28, 2022, LMFAO Sponsor LLC ("Sponsor") and SeaStar Medical Holding Corporation ("SMHC") amended, restated, and consolidated certain previously issued promissory notes into one consolidated amended and restated promissory notes (the "Amended Sponsor Note"). On January 29, 2024, Seastar fully repaid the remaining balance of principal and accrued interest on the Notes which totaled approximately $1.4 million as of the payoff date. As of December 31, 2025 and 2024, there was nil principal and nil of accrued interest on the consolidated balance sheets.

Long-term Investments

Tech Infrastructure JV I LLC

On June 6, 2024, we, through our wholly-owned subsidiary LMFA Financing, LLC ("LMFAF"), entered into a Loan Agreement (the "Loan Agreement") with Tech Infrastructure JV I LLC ("Tech Infrastructure"), pursuant to which LMFAF agreed to extend to Tech Infrastructure a non-revolving credit line of up to $2.5 million (the "Loan") to fund the completion and build out of a 15 MW hosting facility in Calumet, Oklahoma (the "Calumet Hosting Facility"). Concurrent with entering into the Loan Agreement, US Digital Mining and Hosting Oklahoma, LLC, a subsidiary of the Company, entered into a hosting services agreement with Arthur Digital Assets, Inc. ("Arthur") under which 3,000 of the Company's Bitmain Antminer S19J Pro machines were hosted at the Calumet Hosting Facility upon completion of the buildout. The Loan Agreement provided that Tech Infrastructure has the right to draw down advances of the Loan to fund specifically identified expenditures relating to the build-out of the Calumet Hosting Facility. On July 16, 2024 the Loan was amended to increase the credit line to $2.9 million and the site became active as of July 28, 2024. The Loan bore interest at a rate equal to 14% per annum, simple interest, through the date on which Arthur began charging market pricing to US Digital Mining at the Hosting Facility (the "Change Date"), and 18% per annum, simple interest, thereafter. Interest would accrue through the Change Date and be paid monthly after the Change Date, and payment of principal would be amortized over a period of 24 months following the Change Date. All unpaid principal and accrued but unpaid interest would become due and payable 24 months after the Change Date. The Loan was secured by all of the personal property assets of Tech Infrastructure and a pledge of Arthur Group Inc.'s equity interest in Tech Infrastructure.

As described in Note 3, on December 6, 2024 the Company completed the Arthur Acquisition. Of the total $7.3 million purchase price, $3.8 million was credited against outstanding loans, including accrued interest, made by the Company and its affiliates to Seller.

A rollforward of loan activity is as follows:

	December 31, 2025	December 31, 2024
Notes receivable from Tech Infrastructure JV I LLC	-	$ -

	December 31, 2025	December 31, 2024
Beginning of year	$ -	$ -
Borrowings	-	3,587,195
Accrued interest income	-	188,536
Reclassification to fixed assets	-	(3,775,731)
End of period	$ -	$ -

SeaStar Medical Holding Corporation - Warrants

The Company, through its affiliate LMFA Sponsor LLC ("Sponsor"), owns an aggregate 5,738,000 private placement warrants in SeaStar Medical Holding Corporation, a Delaware corporation ("SeaStar Medical"). As of June 7, 2024, Seastar Medical effected a 25-for-1 reverse stock split (the "Seastar Reverse Split"), and, after adjustment, the private placement warrants are exercisable into 229,520 shares of common stock.

The fair value of the private placement warrants is classified as Level 3 in the fair value hierarchy as the calculation is dependent upon company specific adjustments to the observable trading price of Seastar's public warrants for lack of marketability. Subsequent changes in fair value will be recorded in the consolidated statements of operations during the period of the change. As of December 31, 2025 and 2024, our re-measurement of the fair value of the private placement warrants resulted in an unrealized loss of approximately $4 thousand and $153 thousand, respectively. The unrealized loss is included within "Unrealized loss on investment and equity securities" within the consolidated statements of operations.

Long-term investments for the SMHC warrants consist of the following:

	December 31, 2025	December 31, 2024
Seastar Medical Holding Corporation warrants	$ 233	$ 4,255
End of period	$ 233	$ 4,255

	December 31, 2025	December 31, 2024
Beginning of year	$ 4,255	$ 156,992
Unrealized loss on equity securities	(4,022)	(152,737)
End of period	$ 233	$ 4,255

SeaStar Medical Holding Corporation - Common Stock

As of December 31, 2025 and 2024, Sponsor held 103,500 shares, or approximately 0.30% and 1.7%, respectively, of the total common shares of SMHC, along with 229,520 private placement warrants. Taking into consideration the approximately 30% minority interest in Sponsor, the percentage of ownership in the total common shares of SMHC that is attributable to the Company is approximately 0.2%. The presented amounts do not reflect the 10 for 1 reverse stock split that became effective in January 2026.

Our investment in SMHC common stock qualifies for equity-method accounting, for which we have elected the fair value option which requires the Company to remeasure our retained interest in SMHC at fair value and include any resulting adjustments as part of a gain or loss on investment. The fair value calculation related to our retained interest in SMHC is based upon the observable trading price of SMHC's Class A common stock.

The fair value of our retained interest in SeaStar Medical's common stock is classified as Level 1 in the fair value hierarchy as the fair value is based upon the observable trading price of ICU common stock. The trading price of ICU common stock as of December 31, 2025 and 2024 was $0.24 per share and $1.94 per share, respectively.

Subsequent changes in fair value will be recorded in the income statement during the period of change. As of December 31, 2025 and 2024, our re-measurement of the fair value of ICU common stock resulted in an unrealized loss of approximately $0.2 million and unrealized loss of approximately $0.9 million, respectively. The unrealized loss is included within "Unrealized loss on investment and equity securities" within the consolidated statements of operations.

	December 31, 2025	December 31, 2024
Seastar Medical Holding Corporation common stock	$ 24,840	$ 200,790
End of period	$ 24,840	$ 200,790

	December 31, 2025	December 31, 2024
Beginning of year	$ 200,790	$ 1,145,486
Unrealized loss on equity investment	(175,950)	(944,696)
End of period	$ 24,840	$ 200,790

The net unrealized loss on securities from the Company's investment in SMHC's common stock and warrants totaled $0.2 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively.

Receivable from the sale of Symbiont assets

On December 26, 2023, the Company entered into an asset purchase agreement with Platonic Holdings, Inc. ("Platonic") pursuant to which we agreed to sell Symbiont intangible assets to Platonic. The sale closed on December 27, 2023. The sales proceeds were $2.0 million, of which $0.2 million was held in a customary indemnity escrow. Amounts held in escrow were recorded as "Receivable from the sale of Symbiont assets" in the consolidated balance sheets as of December 31, 2024. The $0.2 million escrow amount was received in January 2025.

Note 8. Debt and Other Financing Arrangements

Brown Family Enterprises

On May 13, 2024, the Company entered into a $1.5 million secured loan ("Secured Note") with Brown Family Enterprises LLC ("Brown Family") which pays ten percent (10%) interest per annum, simple interest on a monthly basis until the Secured Note is paid in full. The note's maturity date was initially May 14, 2025. The Company granted to the holders of the Secured Note a secured interest in substantially all of the Company's assets and interests.

On March 27, 2025, we entered into a first amendment to secured promissory note with Brown Family to increase the interest rate to eleven percent (11%) interest per annum, simple interest, payable on the maturity date. In addition, we agreed with Brown Family to extend the maturity date of the Brown Secured Note until March 31, 2026. On March 27, 2026, we entered into a second amendment to secured promissory note with Brown Family to extend the maturity date of the Brown Secured Note until June 30, 2026.

SE & AJ Liebel Limited Partnership

On August 6, 2024, the Company entered into a $5.0 million senior secured term loan agreement ("Original Loan Agreement") with SE & AJ Liebel Limited Partnership ("SE&AJ"). The Senior Note is secured by Bitcoin which is held as collateral in a specified custody account. The Company has also granted SE&AJ a first perfected security interest in substantially all the assets of the Company.

Further, in connection with the Original Loan Agreement, the Company entered into an Intercreditor Agreement, dated August 6, 2024 (the "Intercreditor Agreement"), with Brown Family, pursuant to which the First Lien Obligations and the Second Lien Obligations (as each are defined in the Intercreditor Agreement) are subject to customary intercreditor arrangements. The loan bears interest at a rate of 12.0% per annum and will mature on August 6, 2026 (the "Maturity Date"). The Company will make monthly interest payments in the amount of approximately $50,000 each month until the Maturity Date, and on such date the entire principal balance, together with accrued and unpaid interest, shall become payable.

On September 15, 2025, the Company entered into an amendment of the Original Loan Agreement (the "Loan Agreement Amendment") by and among the Company, each of LM Funding, LLC and US Digital, as guarantors (jointly and severally, the "Guarantors"), and SE&AJ, as lender (the "Lender"). Pursuant to the Loan Agreement Amendment, the Company obtained an additional loan of up to $2.0 million from the Lender (the "Additional Loan"), which is in addition to the $5.0 million loan that was made to the Company by the Lender under the Original Loan Agreement (the "Initial Loan").

The Additional Loan bears interest at a rate of 12.0% per annum and will mature on September 15, 2027. As provided in the Loan Agreement Amendment and the Promissory Note issued by the Company thereunder (the "Promissory Note"), an amount equal to $1.3 million of the Additional Loan was funded on the date of the Loan Agreement Amendment, and the balance of the additional loan in an amount of up to $700,000 was funded on October 21, 2025. The Additional Loan is secured by the same collateral, security agreement, and pledge agreement, and is subject to the same guarantees, as the Initial Loan, provided that the minimum Bitcoin collateral value that is pledged to secure the loan has been increased to 110% of the outstanding principal amount of Initial Loan and Additional Loan. As of December 31, 2025 and 2024 Bitcoin valued at $7.7 million and $5.0 million, respectively, was held as collateral for the Initial Loan and Additional Loan.

Galaxy Loan Facility

On October 29, 2025, the Company entered into a Master Digital Currency Loan Agreement (the "Loan Agreement") with Galaxy Digital LLC ("Lender"). The Loan Agreement establishes the terms and conditions pursuant to which the Company may, from time to time, borrow U.S. Dollars and/or specified digital currencies (each, a "Loan"), including Bitcoin, Ether, and other mutually agreed digital assets, from Lender (the "Loan Facility"). Loans under the Loan Facility may be structured as open loans, term loans, or collar loans, with the specific type, amount borrowed, specified fees, collateral pledged, maturity and other provisions for each Loan to be set forth in a written term sheet executed by the Company and Lender at the time of such Loan. Each Loan will be secured by cash or digital currency collateral, whereby the Company has granted Lender a first‑priority security interest in such collateral to secure the Company's obligations underlying such Loan.

The Loan Agreement has an initial term of one year and will automatically renew for successive one‑year terms unless terminated in accordance with its terms. In addition to events of default, the Loan Agreement includes termination events such as loss or non-renewal of required licenses or regulatory authorizations, specified governmental or criminal proceedings against the Company or its key personnel, significant declines in net asset value or net worth beyond agreed thresholds, failures to deliver required financial statements or other reporting, and key person events where required management is not replaced with acceptable personnel.

On October 30, 2025, the Company made a draw under the Loan facility and borrowed a principal sum of $11 million and granted to Lender a security interest in 145 Bitcoin owned by the Company as collateral. Refer to Note 4.

The settlement amount of the loan is adjusted based on the Bitcoin price relative to a contractual floor and ceiling market price of Bitcoin ("Collar Feature"), and is cash settled. The Collar Feature is an embedded derivative requiring bifurcation under ASC 815-15.

The fair value of the Collar Feature was calculated using a Black Scholes calculation using Level 3 inputs as of the loan inception date. Significant inputs include the volatility of Bitcoin observed for a similar term as the remaining term of the loan of 35.6% and short term treasury interest rates of 3.5%. The derivative, with a fair value of $237 thousand, was classified as a debt discount and amortized over the life of the contract. As of December 31, 2025 a gain on the change in the fair value of the derivative of $285 thousand was classified within "Unrealized gain on Galaxy loan derivative". The derivative asset of $48 thousand and nil was classified as "Galaxy loan derivative" on the consolidated balance sheets as of December 31, 2025 and 2024.

Debt of the Company consisted of the following at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Financing agreement with Imperial PFS that is unsecured. Down payment of $47,990 was required upfront and ten installment payments of $47,990 are to be made over the loan term. The note matured on August 1, 2025. Annualized interest is 9.35%.	-	382,013
Financing agreement with Imperial PFS that is unsecured. Down payment of $14,040 was required upfront. Three installment payments of $14,830 and eight installment payments of $717 are to be made over the loan term. The note matured on July 1, 2025. Annualized interest is 10.45%.	-	4,299
Financing agreement with Imperial PFS that is unsecured. Down payment of $9,218 was required upfront. Eleven installment payments of $16,743 are to be made over the loan term. The note matures on June 1, 2026. Annualized interest is 9.45%.	100,461	-
Financing agreement with Imperial PFS that is unsecured. Down payment of $6,900 was required upfront. Six installment payments of $12,604 are to be made over the loan term. The note matures on June 1, 2026. Annualized interest is 9.45%.	75,627	-
Financing agreement with Imperial PFS that is unsecured. Down payment of $50,635 was required upfront. Ten installment payments of $47,553 are to be made over the loan term. The note matures on August 1, 2026. Annualized interest is 8.6%.	380,423	-
Secured loan with Brown Family Enterprises LLC. The note matures on June 30, 2026. Interest was 10% per annum for the year ended December 31, 2024, with an increase to 11% per annum as of March 27, 2025.	1,500,000	1,500,000
Loan with SE & AJ Liebel Limited Partnership. $2.2 million of Bitcoin has been pledged as collateral. The note matures on September 15, 2027. Interest is 12% per annum.	2,000,000	-
Loan with SE & AJ Liebel Limited Partnership. $5.5 million of Bitcoin has been pledged as collateral. The note matures on August 6, 2026. Interest is 12% per annum.	5,000,000	5,000,000
Loan with Galaxy Digital LLC. $12.7 million worth of Bitcoin has been pledged as collateral. The note matures on April 24, 2026. Interest is 0% per annum.	11,000,000	-
Debt discount	(196,259)	(134,655)
	$ 19,860,252	$ 6,751,657

Minimum required principal payments on the Company's debt as of December 31, 2025 are as follows:

Maturity	Amount
2026	18,056,511
2027	2,000,000
	$ 20,056,511

Note 9. Commitments and Contingencies

Leases

The Company leases certain office space and office equipment under non-cancelable operating leases. Leases with an initial term of one year or less are not recorded on the consolidated balance sheets, and the Company generally recognizes lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2025, the Company's long term operating leases have remaining lease terms of between 5-31 months and includes options to renew the leases. The exercise of lease renewal options is generally at the Company's sole discretion. The Company's leases do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2025, the Company's long term financing land lease has a remaining lease term of 42 months and includes a purchase option.

The Company determines if an arrangement is a lease at inception. Operating lease ROU assets and current and long-term operating lease liabilities are separately stated on the consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The present value of future lease payments are discounted using either the implicit rate in the lease, if known, or the Company's incremental borrowing rate for the specific lease as of the lease commencement date. The ROU asset is also adjusted for any prepayments made or incentives received. The lease terms include options to extend or terminate the lease only to the extent it is reasonably certain any of those options will be exercised. Lease expense for operating leases are recognized on a straight-line basis over the lease term. For finance leases, amortization expense is recognized on a straight-line basis over the shorter of the useful life of the asset or the lease term and interest expense related to the lease is recognized using the interest method. The Company accounts for lease components (e.g., fixed payments) separate from the non-lease components (e.g., common-area maintenance costs).

The Company's office lease is through July 31, 2028. Subsequent renewal options were not considered probable of being exercised as of December 31, 2025. This office space is in a building owned by a board member. The Company shares this space and the related costs associated with this operating lease with a related party (refer to Note 11) that also performs legal services associated with the collection of delinquent assessments. The related party has a sub-lease for approximately $2.5 thousand per month plus operating expenses for the year ended December 31, 2025 and 2024.

In connection with the Arthur acquisition (refer to Note 3) the Company determined that the acquired land lease qualifies as a finance lease due to the existence of a purchase option. As of December 31, 2024 a right of use asset and lease liability of $0.6 million was recognized based on the net present value of lease payments discounted using an estimated incremental borrowing rate of 10.1%.

Lease expense recognized for the years ended December 31, 2025 and 2024 was approximately $288 thousand and $169 thousand, respectively. Sublease income recognized for the years ended December 31, 2025 and 2024 was approximately $30 thousand and $30 thousand, respectively.

The following table presents supplemental balance sheet information related to operating leases as of December 31, 2025 and 2024:

	Balance Sheet Line Item	December 31, 2025		December 31, 2024
Assets				
ROU assets - operating lease	Right of use asset, net	$ 268,236	$	360,947
ROU assets - finance lease	Right of use asset, net	460,759		577,694
Total lease assets		$ 728,995	$	938,641
Liabilities				
Current lease liabilities - operating lease	Current portion of lease liability	$ 97,852	$	89,502
Current lease liabilities - finance lease	Current portion of lease liability	96,766		81,465
Long-term lease liabilities - operating lease	Lease liability - net of current portion	178,269		280,306
Long-term lease liabilities - finance lease	Lease liability - net of current portion	412,099		496,229
Total lease liabilities		$ 784,986	$	947,502
Weighted-average remaining lease term (in years) - operating lease		2.6		3.5
Weighted-average discount rate - operating lease		10.07%		10.02%
Weighted-average remaining lease term (in years) - finance lease		3.5		4.8

The following table presents supplemental cash flow information and non-cash activity related to operating and finance leases for the years ended December 31, 2025 and 2024:

Lease Supplemental Cash Flow Table	December 31,	
	2025	2024
Operating cash flow information		
Cash paid for amounts included in the measurement of lease liabilities	$ (232,736)	$ (108,131)
Non-cashflow information		
ROU assets and finance lease obligation recognized	$ -	$ 577,694
ROU assets and operating lease obligation recognized	$ -	$ 281,780
ROU asset true-up	$ 14,710	$ -
Accrued interest expense on finance lease	$ 55,510	$ -

The following table presents maturities of lease liabilities on an undiscounted basis as of December 31, 2025:

Lease Maturity Table	Operating Leases	Finance Leases	Total Leases
2026	121,220	143,222	264,442
2027	121,598	147,518	269,116
2028	72,158	151,944	224,102
2029	-	181,502	181,502
2030 and thereafter	-	-	-
(less: imputed interest)	(38,855)	(115,321)	(154,176)
	$ 276,121	$ 508,865	$ 784,986

Legal Proceedings

Except as described below, we are not currently a party to material pending or known threatened litigation proceedings. However, we frequently become party to litigation in the ordinary course of business, including either the prosecution or defense of claims arising from contracts by and between us and client Associations. Regardless of the outcome, litigation can have an adverse impact on us because of prosecution, defense, and settlement costs, diversion of management resources and other factors.

The Company accrues for contingent obligations, including estimated legal costs, when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, the Company reassesses its position and makes appropriate adjustments to the consolidated financial statements. Estimates that are particularly sensitive to future changes include those related to tax, legal, and other regulatory matters.

Uptime Purchase Agreement Matter

In October 2021, we entered into a sale and purchase agreement (the "Uptime Purchase Agreement") with Uptime Armory LLC ("Uptime") pursuant to which US Digital agreed to purchase, and Uptime agreed to supply to US Digital, an aggregate of 18 modified 40-foot cargo containers ("POD5ive containers") that were designed to hold and operate 280 S19 Pro Antminers manufactured by Bitmain. The purchase price of the POD5ive containers totals $3.15 million, of which $2.4 million or 75% was paid in 2021 as a non-refundable down payment and the remaining 25% was paid after Uptime delivered a "notice of completion" of the equipment in 2022. However, no containers have been delivered as of March 31, 2026.

On November 8, 2022, LMFA filed an action in Florida circuit court against Uptime and Bit5ive, LLC (the "Defendants") in a case styled US Digital Mining and Hosting Co. LLC v. Uptime Armory, LLC and Bit5ive, LLC (Fla. 11th Cir. Ct., Nov. 8, 2022). In that action, we alleged breach of contract and violation of the Florida Deceptive and Unfair Trade Practices Act and are seeking, among other things, damages of $3.15 million for non-delivery of the 18 POD5ive containers. The Defendants filed a motion to compel confidential arbitration action. The court has now stayed the action in the Florida circuit court, and ordered the parties to confidential arbitration governed by the American Arbitration Association. We recorded an impairment charge of $3.15 million on our mining machine deposit in the fourth quarter of 2022. The arbitrator has ruled in favor of US Digital's dispositive motions against Uptime Armory and Bit5ive. Uptime, Uptime Hosting, LLC, and Bit5ive, LLC have filed for Assignment for the Benefit of Creditors. US Digital's Proof of Claim against Uptime and Uptime Hosting, LCC was filed in the Circuit Court of the Eleventh Judicial Circuit, in and for Miami-Dade County, Florida in the amount of the arbitrator's award of $3.2 million (owed joint and several with Bit5ive, LLC). The likelihood and amount of recovery of the Company's outstanding claims cannot be estimated at this time.

Uptime Hosting Agreement Matter

In addition, in October 2021, US Digital also entered into a hosting agreement with Uptime Hosting LLC (the "Hosting Agreement") to host the Company's 18 POD5ive containers at a secure location and provide power, maintenance and other services specified in the contract for 6 cents per kilowatt with a term of one year. Under the Hosting Agreement we paid a deposit of $0.8 million in 2021 and were required to pay an additional deposit for each container three and nine months prior to delivery at the hosting site of $44 thousand and a final deposit for each container one month prior to arrival at the hosting site of $44 thousand. The deposits paid for hosting services under the Hosting Agreement are refundable. On June 29, 2022, the Company and Uptime Hosting LLC entered into a Release and Termination Agreement in which the Hosting Agreement was terminated and Uptime Hosting LLC agreed to pay the $0.8 million. We recorded an impairment charge of $0.8 million on our prepaid hosting deposit in the fourth quarter of 2022.

On September 2, 2022, LMFA filed in Florida circuit court a legal action against Uptime Hosting LLC in an action styled US Digital Mining and Hosting Co, LLC v. Uptime Hosting, LLC (Fla. 13th Cir. Ct. Sept. 2, 2022) for the return of the deposit and other damages, alleging breach of contract and violation of the Florida Deceptive and Unfair Trade Practices Act. LMFA has since amended its complaint, alleging (i) breach of contract against Uptime and Bit5ive, (ii) violation of Florida's Uniform Fraudulent Transfer Act against Uptime; (iii) violation of Florida's Uniform Fraudulent Transfer Act against Bit5ive; (iv) violation of Florida's Uniform Fraudulent Transfer Act against Block Consulting and Robert Collazo (v) violation of Florida Fraudulent Asset Conversion against Block Consulting Services, 6301 Southwest Ranches, LLC, Robert D Collazo, Jr. and Elyam Moral-Collazo; (vi) violation of Florida Deceptive and Unfair Trade Practices Act against all Defendants, (vii) equitable lien against Robert D Collazo, Jr., Elyam Moral-Collazo and 6301 Southwest Ranches, LLC., and (viii) equitable lien against Defendants Robert D Collazo, Jr., Elyam Moral-Collazo and 6301 Southwest Ranches, LLC.

CFTC Enforcement Action

On September 30, 2024, the Commodity Futures Trading Commission ("CFTC") filed an enforcement action in the U.S. District Court for the Southern District of Florida, styled Commodity Futures Trading Commission v. Traders Domain FX LTD d/b/a The Traders Domain, et al., Case No. 1:24-cv-23745-RKA (the "CFTC Action"). Among the named defendants were Algo Capital LLC ("Algo Capital") and certain insiders and affiliates of Algo Capital previously involved in state court Assignment for the Benefit of Creditors ("ABC") proceedings. The Company's claims against Robert D Collazo, Uptime, Uptime Hosting LLC, Bit5ive LLC, Block Consulting Services, LLC, 6301 Southwest Ranches LLC were under the jurisdiction of the ABC proceedings therefore such claims are now a part of the CFTC Action.

On October 3, 2024, the District Court entered an order granting the CFTC's motion for the appointment of a receiver (the "Receivership Order"). All assets that are collected from the individuals and entities named in the CFTC action will be remitted to the Receiver for administration and potential distribution under the supervision of the federal court. The receiver is currently in the process of identifying and recovering assets. The likelihood and amount of recovery of the Company's outstanding claims cannot be estimated at this time.

Note 10. Income Taxes

Prior to the Company's initial public offering in October 2015, the earnings of the Company's predecessor, which was a limited liability company taxed as a partnership, were taxable to its members. In connection with the contribution of membership interests to the Company (a C-Corporation formed in 2015), the net income or loss of the Company after the initial public offering is taxable to the Company and reflected in the accompanying consolidated financial statements.

The Company performs an evaluation of the realizability of its deferred tax assets on a quarterly basis. The Company considers all positive and negative evidence available in determining the potential of realizing deferred tax assets, including the scheduled reversal of temporary differences, recent and projected future taxable income and prudent and feasible tax planning strategies. The estimates and assumptions used by the Company in computing the income taxes reflected in the accompanying consolidated financial statements could differ from the actual results reflected in the income tax returns filed during the subsequent year. Adjustments are recorded based on filed returns when finalized or the related adjustments are identified.

Under ASC 740-10-30-5, *Income Taxes*, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company in prior years, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believed that a valuation allowance was necessary based on the more-likely-than-not threshold noted above. The Company has recorded a valuation allowance of approximately $21.7 million as of December 31, 2025 and $16.2 million as of December 31, 2024.

Significant components of the tax expense (benefit) recognized in the accompanying consolidated statements of operations for the years ended December 31, 2025 and December 31, 2024 are as follows:

| | Years Ended December 31, | |
	2025	2024
Current tax benefit		
Federal	$ -	$ -
State	-	-
Total current tax expense	-	-
Deferred tax expense - Federal	(5,242,366)	(1,751,407)
Deferred tax expense - State	(207,536)	(359,266)
Valuation allowance	5,449,902	2,110,673
Income tax expense	$ -	$ -

The reconciliation of the income tax computed at the combined federal and state statutory rate of 0.0% for the years ended December 31, 2025 and 2024, respectively, to the income tax benefit is as follows:

| | Years Ended December 31, | | Years Ended December 31, | |
	2025		2024	
Income tax provision at the US federal statutory rate	$ (5,664,790)	21.0%	$ (1,607,641)	21.0%
Nondeductible expenses	105,219	-0.4%	81,692	-1.1%
State income taxes, net of federal benefit (a)	(922,019)	3.4%	(328,787)	4.3%
True-up	369,810	-1.4%	(274,033)	3.6%
Change in valuation allowance	5,449,902	-20.2%	2,110,672	-27.6%
Change in Rate	661,878	-2.5%	18,097	-0.2%
Tax expense/effective rate	$ -	0.0%	$ -	0.0%

(a) State taxes in Florida and Oklahoma make up the majority (greater than 50%) of the tax effect in this category

The significant components of the Company's deferred tax liabilities and assets as of December 31, 2025 and December 31, 2024 are as follows:

	As of December 31, 2025	As of December 31, 2024
Deferred tax liabilities:		
Depreciation	$ -	$ 712,144
Amortization	149,513	77,150
Unrealized gains/losses on fair value of Bitcoin	-	1,718,297
Right to use assets	178,478	239,586
Total deferred tax liabilities	327,991	2,747,177
Deferred tax assets:		
Loss carryforwards - Federal	12,809,102	9,833,932
Loss carryforwards - State	2,124,307	2,118,857
Stock option expense	2,079,792	2,004,956
Depreciation	940,974	-
Allowance for credit losses	12,820	13,865
Right to use liability	192,186	241,847
Unrealized loss on securities	4,244,147	4,655,574
Unrealized gains/losses on fair value of Bitcoin	(376,746)	
Unrealized gains/losses on derivatives	(69,815)	
Charitable contributions	6,658	6,303
Other	27,355	84,730
Total deferred tax asset	21,990,780	18,960,064
Valuation allowance	(21,662,789)	(16,212,887)
Net deferred tax asset	$ -	$ -

As a result of various equity transactions prior to the incorporation, the former members of the Company's predecessor recognized taxable gains associated with redemption consideration and/or deficit capital accounts totaling approximately $5.25 million. In accordance with ASC 740-20-45-11, the Company accounted for the tax effect of the step up in income tax basis related to these transactions with or among shareholders and recognized a deferred tax asset and corresponding increase in equity of approximately $1.91 million. Federal net operating loss carryforwards of approximately $512 thousand related to 2015, $3.96 million related to 2016, $2.98 million related to 2017, $1.41 million related to 2018, $1.95 million related to 2019, and $5.1 million related to 2020 will expire in 2035, 2036, 2037, 2038, respectively and net operating loss generated after January 1, 2018 will not expire. The Company's federal and state tax returns for the 2019 through 2024 tax years generally remain subject to examination by U.S. and various state authorities.

Pursuant to IRC §382 of the Internal Revenue Code, the utilization of net operating loss carryforwards and tax credits may be limited as a result of a cumulative change in stock ownership of more than 50% over a three year period. The Company underwent such a change and consequently, the utilization of a portion of the net operating loss carryforwards is subject to certain limitations.

Note 11. Related Party Transactions

Legal services for the Company associated with the collection of delinquent assessments from property owners was performed by a law firm Business Law Group ("BLG") which was owned solely by Bruce M. Rodgers, the chairman and CEO of the Company, until and through the date of its initial public offering in 2015. Following the initial public offering, Mr. Rodgers transferred his interest in BLG to other attorneys at the firm through a redemption of his interest in the firm, and BLG is now under control of those lawyers. The law firm has historically performed collection work primarily on a deferred billing basis wherein the law firm receives payment for services rendered upon collection from the property owners or at amounts ultimately subject to negotiations with the Company.

On February 1, 2022, the Company consented to the assignment by Business Law Group ("BLG") to the law firm BLG Association Law, PLLC ("BLGAL") of the Services Agreement, dated April 15, 2015, previously entered into by the Company and Business Law Group, P.A. (the "Services Agreement"). The Services Agreement had set forth the terms under which Business Law Group, P.A. would act as the primary law firm used by the Company and its association clients for the servicing and collection of association accounts. The assignment of the Services Agreement was necessitated by the death of the principal attorney and owner of Business

Law Group, P.A. On March 28, 2024, BLGAL and the Company reduced the monthly compensation payable to the law firm from $53 thousand to $43 thousand.

The Company had originally engaged BLG on behalf of many of its Association clients to service and collect the Accounts and to distribute the proceeds as required by Florida law and the provisions of the purchase agreements between LMF and the Associations. This engagement was subsequently assigned to BLGAL as described above. Ms. Gould, who is a Director of the Company, worked as the General Manager of BLG and works as the General Manager of BLGAL.

Amounts paid to BLGAL for the years ended December 31, 2025 and 2024 were approximately $516 thousand and $516 thousand, respectively.

Under the Services Agreement in effect during the years ended December 31, 2025 and 2024, the Company pays all costs (lien filing fees, process and serve costs) incurred in connection with the collection of amounts due from property owners. Any recovery of these collection costs are accounted for as a reduction in expense incurred. The Company incurred expenses related to these types of costs of $41 thousand and $33 thousand, during 2025 and 2024, respectively. Recoveries during the years ended December 31, 2025 and 2024 related to those costs were approximately $83 thousand and $74 thousand, respectively.

The Company also shares office space, personnel and related common expenses with BLGAL (previously BLG). All shared expenses, including rent, are charged to BLGAL based on an estimate of actual usage. Any expenses of BLGAL paid by the Company that have not been reimbursed or settled against other amounts are reflected as due from related parties in the accompanying consolidated balance sheets. BLGAL were charged a total of approximately $30 thousand and $30 thousand for the office sub-lease during the years ended December 31, 2025 and 2024, respectively.

Amounts payable to BLGAL as of December 31, 2025 and 2024 were approximately $48 thousand and $16 thousand, respectively.

Note 12. Stockholders' Equity

Reverse Stock Split

On February 23, 2024, the Board approved a one-for-six (1:6) reverse split of the Company's issued and outstanding common stock, par value $0.001 per share, pursuant to which every six outstanding shares of common stock was converted into one share of common stock (the "Reverse Stock Split"). The Reverse Stock Split was effected by the filing of an amendment to our Certificate of Incorporation on March 7, 2024 which provided that the Reverse Stock Split become effective at 12:01 a.m. eastern time on March 12, 2024. The amendment provides that no fractional shares shall be issued and, in lieu thereof, any person who would otherwise be entitled to a fractional share of common stock as a result of the Reverse Stock Split will be entitled to receive one share of common stock. The Company's common stock began trading on The Nasdaq Capital Market on a split-adjusted basis on March 12, 2024. The Company has retroactively adjusted all share amounts and per share data herein to give effect to the Reverse Stock Split.

At the Market Program

On June 26, 2023, we entered into an equity distribution agreement with Maxim Group LLC pursuant to which we may from time to time offer and sell shares of our common stock under our shelf registration statement having an aggregate offering price of up to $4.7 million (the "2023 ATM Program") in "at-the-market" offerings as defined in Rule 415 under the Securities Act. The ATM was not utilized and expired on June 26, 2024.

Stock Issuance – 2025

December 2025 Offering

On December 19, 2025, the Company and institutional investors (the "December Purchasers") entered into a securities purchase agreement (the "Securities Purchase Agreement"), pursuant to which the Company issued to the December Purchasers, in a registered direct offering (the "December RDO"), 1,822,535 shares (the "Shares") of the Company's common stock, pre-funded warrants to purchase 7,332,395 shares of common stock with an exercise price of $0.001 per share in lieu of Shares, and common warrants to purchase 9,154,930 shares of common stock with an exercise price of $0.71. The December RDO closed on December 22, 2025. The Company received aggregate gross proceeds from the December RDO of approximately $6.0 million, before deducting fees to the placement agent and other offering expenses payable by the Company.

Pursuant to the Securities Purchase Agreement, the Company agreed, contemporaneously with the closing of the December RDO, to reduce the exercise price of 3,472,740 outstanding common stock warrants issued on December 29, 2024 (the "Repriced Warrants"), held by an investor that participated in the December RDO, subject to stockholder approval. The Repriced Warrants had their exercise price reduced to $0.87 per share from $2.95 per share. In addition to the reduction in the exercise price of the Repriced Warrants, the Company agreed to extend the termination date of the Repriced Warrants to the five-year anniversary of the applicable stockholder approval date.

The price reset of the warrants was accounted for as an equity contract modification. The difference in fair value immediately before and after the price reset was determined to be $0.5 million and was recorded as a debit to issuance costs and a credit to APIC, with no net impact to equity.

Additionally, the outstanding August 2025 and 2021 public warrants to purchase an aggregate of 16,670,623 shares of Company common stock at an exercise price of $0.97 per share was reduced to $0.48 per share as a result of the offering. The price reset was accounted for as a deemed dividend. Loss attributable to common shareholders was increased by the calculated value transferred to the holder of $1.1 million in the basic and diluted EPS calculations for the year ended December 31, 2025.

October 2025 Stock Repurchase

On October 29, 2025, the Company entered into Securities Repurchase Agreements (the "Repurchase Agreements") with seven institutional investors that participated in the Company's private placement financing that closed on August 18, 2025 (the "Sellers"). Under the Repurchase Agreements, the Company agreed to repurchase from the Sellers an aggregate of 3,308,575 shares of Company common stock, together with warrants to purchase 3,308,575 shares of common stock that were issued in the August 2025 private placement and that were subsequently adjusted to represent the right to purchase an aggregate of 7,248,787 shares (the "Repurchase"). At the closing of the Repurchase, the Company paid $2.41 per unit of common stock and associated common stock purchase warrant (a "Unit"), with each Unit consisting of one share of common stock and a common stock purchase warrant to purchase approximately 2.19 shares of common stock (after giving effect to the above-described warrant adjustment), for an aggregate repurchase price of approximately $8 million. The closing of the Repurchase was completed on October 30, 2025.

As a result of the Company's securities repurchase, the exercise price of the remaining August 2025 warrants was reduced to $0.97 per share, and the aggregate number of shares issuable upon exercise of such warrants was increased to 15,516,850 shares in the aggregate. The price reset of the August 2025 warrants was accounted for as an equity contract modification. The difference in fair value immediately before and after the price reset was determined to be $0.4 million and was recorded as a debit to issuance costs and a credit to APIC, with no net impact to equity.

Also on November 7, 2025 and as a result of the foregoing adjustment to the exercise price of the August 2025 Warrants, the exercise price of 1,153,774 warrants was reduced from $1.10 per share to $0.97 per share, which was treated as a deemed dividend. Loss attributable to common shareholders was increased by the calculated value transferred to the holder of $48 thousand in the basic and diluted EPS calculations for the year ended December 31, 2025.

August 2025 Offerings

On August 18, 2025, the Company issued to institutional investors an aggregate of 4,322,265 shares of the Company's common stock and 4,322,265 warrants to purchase shares of common stock at an exercise price of $2.41 per share in an offering (the "PIPE Offering"). The combined purchase price for each share of common stock and common stock purchase warrant in the PIPE Offering was $2.41. The PIPE Offering closed on August 18, 2025, and the Company received aggregate gross proceeds from the PIPE Offering of approximately $10.4 million, before deducting fees to the placement agent and other offering expenses payable by the Company.

In addition, following the closing of the PIPE Offering, the Company issued to institutional investors an aggregate of 5,231,681 shares of the Company's common stock and, in a concurrent private placement, 5,231,681 warrants to purchase shares of Common Stock at an exercise price of $2.41 per share (the "RD Offering"). The combined purchase price for each share of common stock and common stock purchase warrant in the RD Offering was $2.41. The Company aggregate gross proceeds from the RD Offering of approximately $12.6 million, before deducting fees to the placement agent and other offering expenses payable by the Company.

As a result of the August 2025 transactions the exercise price of 1,153,775 warrants was reduced from $2.88 per share to $1.10 per share, which was treated as a deemed dividend. Loss attributable to common shareholders was increased by the calculated value transferred to the holder of $0.4 million in the basic and diluted EPS calculations for the year ended December 31, 2025.

Stock Issuance - 2024

August 2024 offering

On August 16, 2024, the Company and an institutional investor (the "Investor") entered into a securities purchase agreement, pursuant to which the Company agreed to issue to the Investor, (i) in a registered direct offering, 278,000 shares of the Company's common stock and pre-funded warrants to purchase 590,185 shares of common stock (the "Pre-Funded Warrants") with an exercise price of $0.0001 per share, and (ii) in a concurrent private placement, Series A warrants to purchase 868,185 shares of common stock (the "Series A Common Warrants") and Series B warrants to purchase 868,185 shares of common stock (the "Series B Common Warrants" and together with the Series A Common Warrants, the ("2024 Warrants"), each with an exercise price of $2.98. Such registered direct offering and concurrent private placement are referred to herein as the "2024 Transactions". The combined effective offering price for each share of common stock (or Pre-Funded Warrants in lieu thereof) and accompanying Series A Warrant and Series B Warrant in the 2024 Transaction was $2.98. The 2024 Transactions closed on August 19, 2024.

Certain outstanding and exercisable warrants include price protection provisions requiring a reduction in the instrument's exercise price in the event that the Company subsequently issues shares at a purchase price, or warrants at an exercise price, lower than the instrument's original exercise price. As a result of the 2024 Transactions, this provision was triggered and the exercise price for 1,247,807 warrants was reduced from $30.00 to $2.88. Loss attributable to common shareholders was increased by the calculated value transferred to the holder of $1.7 million in the basic and diluted EPS calculations for the year ended December 31, 2024.

In connection with the Transactions, on August 16, 2024, the Company entered into a placement agency agreement with Maxim Group LLC (the "Placement Agent"), pursuant to which the Company engaged the Placement Agent as the exclusive placement agent for the Company. The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the aggregate gross proceeds raised in the Transactions and reimburse the Placement Agent for certain of its expenses in an aggregate amount up to $60 thousand. The Company received aggregate proceeds from the Transactions of approximately $2.6 million, before deducting fees to the Placement Agent of approximately $0.3 million and other estimated offering expenses payable by the Company of approximately $0.2 million.

On December 8, 2024, the Purchaser agreed to exercise 1,736,370 outstanding common stock warrants (the "Existing Warrants") to purchase an aggregate of 1,736,370 shares of common stock for cash at the exercise price of $2.98 per share. The Existing Warrants were previously issued in a private placement which closed in August 2024. In consideration for the immediate exercise of the Existing Warrants, the exercising holder received new unregistered common stock warrants (the "New Warrants") to purchase an aggregate of 3,472,740 shares of common stock. The New Warrants have an exercise price of $2.95 per share and are immediately exercisable for a period of five years from the issuance date. The gross proceeds of the exercise of the Existing Warrants to the Company, before deducting expenses and fees, were $5.1 million.

As of December 31, 2025 and 2024, 590,185 of the Pre-Funded Warrants were exercised for $0.0001 per share.

Share Issuance to Service Providers

On August 20, 2025 the Company issued 188,000 shares of common stock as a retainer for advisory services to be rendered by a service provider. The total fair value of the shares at the time of issuance was $254 thousand. The retainer will be applied to future invoices over eighteen months beginning April 1, 2026, at a rate of 10,444 shares per month. Additionally, on August 20, 2025 the Company issued 131,600 shares of common stock as a retainer for financial reporting services to be rendered by a contractor. The total fair value of the shares at the time of issuance was $178 thousand, of which $178 thousand and nil was expensed during the year ended December 31, 2025 and 2024, respectively.

On August 9, 2024, the Company issued 29,674 shares of common stock pursuant to a termination agreement with a service provider which required the delivery of such shares and a cash payment of $100 thousand. The total fair value of the shares at the time of issuance was approximately $100 thousand, of which we expensed nil and $100 thousand for the year ended December 31, 2025 and 2024, respectively.

Restricted Shares

On April 20, 2023 (the "Grant Date"), the board of directors of the Company approved the grant of 260,000 shares of restricted stock ("Restricted Shares") to management and employees.

The Restricted Shares vest in twelve substantially equal installments on each monthly anniversary of the Grant Date for twelve months following the Grant Date (subject to accelerated vesting upon a change of control of the Company), provided that the employee is in continuous employment or service to the Company through the applicable vesting date.

The total fair value of the stock at the time of issuance was approximately $1.2 million which was based on the closing market price on the Grant Date of $4.51. The Company expensed approximately nil and $76 thousand of compensation costs for the years December 31, 2025 and 2024, respectively. There was nil unrecognized compensation cost associated with unvested restricted stock as of December 31, 2025 and 2024.

The following is a summary of the restricted share activity during the year ended December 21, 2025 and 2024:

	December 31, 2025		December 31, 2024	
	Number of Restricted Shares	Weighted Average Award Price	Number of Restricted Shares	Weighted Average Award Price
Restricted Shares outstanding at beginning of the year	-	$ -	86,667	$ 4.51
Vested	-	-	(86,667)	4.51
Restricted Shares outstanding at end of period	-	$ -	-	$ -

Stock Warrants

The following is a summary of the stock warrant plan activity during the years ended December 31, 2025 and 2024:

	2025		2024	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Warrants outstanding at beginning of the year	4,747,547	$ 2.93	1,274,807	$ 30.04
Issued	40,224,448	0.45	5,799,295	2.66
Repurchased	(8,220,274)	0.48	-	-
Exercised	(33,333)	2.88	(2,326,555)	2.22
Expired	(87,699)	2.88	-	-
Warrants outstanding and exercisable at end of the year	36,630,689	$ 0.48	4,747,547	$ 2.93

The aggregate intrinsic value of the outstanding common stock warrants as of December 31, 2025 and 2024 was approximately $3.2 million and nil. The remaining weighted average life of the warrants as of December 31, 2025 and 2024 was 3.75 years and 4.07 years.

As of December 31, 2025, there were warrants exercisable to purchase 36,630,689 shares of common stock in the Company and there were no warrants that were unvested. All outstanding warrants contain provisions allowing a cashless exercise at their respective exercise prices.

Stock Options

The following is a summary of the stock option plan activity during the years ended December 31, 2025 and 2024:

| | 2025 | | 2024 | |
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of the year	593,378	$ 9.06	599,597	$ 9.00
Granted	1,186,820	1.21	-	-
Forfeited	-	-	-	-
Exercised	-	-	(6,219)	4.02
Options outstanding at end of the period	1,780,198	$ 3.83	593,378	$ 9.06
Options exercisable at end of the period	593,378	$ 9.06	386,169	$ 11.51

The 2015 Omnibus Incentive Plan provided for the issuance of stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, shares of our common stock, dividend equivalent units, incentive cash awards or other awards based on our common stock. This plan was reconstituted into a new 2021 Omnibus Plan. The 2021 Omnibus Plan is intended to allow us to continue to use equity awards as part of our ongoing compensation strategy for our key employees. Awards under the Plan will support the creation of long-term value and returns for our stockholders.

Awards may be granted alone or in addition to, in tandem with, or (subject to the 2021 Omnibus Incentive Plan's prohibitions on repricing) in substitution for any other award (or any other award granted under another plan of ours or of any of our affiliates).

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility for each award was based on the historical and expected volatility of the Company. The expected life (in years) is determined using historical data to estimate options exercise patterns. The Company does not expect to pay any dividends for the foreseeable future thus a value of zero was used in the calculations. The risk-free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted options. The Company recognizes the determined value as an expense over the period in which the stock options vest.

The maximum term of an option is 10 years from the date of grant.

Option Awards - Fiscal Year 2025

On August 27, 2025, the Company granted options to purchase an aggregate of 733,320 shares of common stock of the Company to non-employee members of the Board of Directors. The Company used the Black-Scholes model to value these options using a 10 year life, annualized volatility of 118.7%, annual risk free interest rate of 4.26% and a strike price of $1.26 per share which resulted a total fair value for these options of $879 thousand. The grant date fair value of the options was $1.20.

The options grant each recipient the right to purchase shares of Company common stock at a price of $1.26 per share, the fair market value of the Company's common stock on the grant date. These awards will vest over a twelve month period with 50% after 6 months and the remaining 50% at end of twelve months.

On September 30, 2025, the Board of Directors of the Company approved the grant of options to purchase an aggregate of 453,500 shares of common stock of the Company to management and employees. The Company used the Black-Scholes model to value these options using a 10 year life, annualized volatility of 118.7%, annual risk free interest rate of 4.16% and a strike price of $1.14 per share which resulted a total fair value for these options of $492 thousand. The grant date fair value of the options was $1.08.

The options grant each recipient the right to purchase shares of Company common stock at a price of $1.14 per share, the fair market value of the Company's common stock on the grant date. The Options vest as to 50% of the total amount of the award on the one-year anniversary of the grant date and 50% of the total amount of the award on the two-year anniversary of the grant date (subject to accelerated vesting upon a change of control of the Company), provided that the executive is in continuous employment or service to the Company through the applicable vesting date.

Stock compensation expense recognized for the year ended December 31, 2025 and 2024 related to stock options was approximately $0.7 million and $0.5 million, respectively. There was $0.8 million of unrecognized compensation cost associated with unvested stock options remaining as of December 31, 2025.

The aggregate intrinsic value of the outstanding common stock options as of December 31, 2025 and December 31, 2024 was nil. The remaining weighted average life of the options as of December 31, 2025 and 2024 was approximately 8.83 years and 8.1 years, respectively.

Note 13. Segment Information

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company has two reportable segments: Specialty Finance and Mining and Treasury Operations. The guidance requires that segment disclosures present the measure(s) used by the CODM to decide how to allocate resources and for purposes of assessing such segments' performance. The Company's CODM uses revenue, income from operations and income before taxes of our reporting segments to assess the performance of the business of our reportable operating segments. Performance results are monitored, reviewed, and measured monthly and quarterly to assess returns on investment, compensation decisions and changing strategies, if required.

No operating segments have been aggregated to form the reportable segments. The corporate oversight function, and other components that may earn revenues that are only incidental to the activities of the Company are aggregated and included in the "All Other" category.

The Specialty Finance segment generates revenue from providing funding to nonprofit community associations. The Mining and Treasury Operations segment generates revenue from the Bitcoin the Company earns through its mining activities.

	Year ended December 31, 2025			
	Specialty Finance	Mining and Treasury Operations	All Other	Total
Revenue, net	$ 561,310	$ 8,283,423	$ -	$ 8,844,733
Digital mining cost of revenue	-	5,792,433	-	5,792,433
Curtailment and energy sales	-	(658,048)	-	(658,048)
Staff costs and payroll	522,898	1,446,708	4,241,198	6,210,804
Loss on fair value of mined bitcoin, net	-	1,808,174	-	1,808,174
Impairment loss on mining machines	-	5,391,857	-	5,391,857
Depreciation and amortization	1,907	7,747,406	422,257	8,171,570
Loss on disposal of fixed assets	-	501,800	-	501,800
Other segment expenses (1)	794,980	1,874,007	1,842,043	4,511,030
Operating loss	(758,475)	(15,620,914)	(6,505,498)	(22,884,887)
Loss on fair value of purchased Bitcoin, net	-	(52,704)	-	(52,704)
Loss on fair value of digital assets receivable	-	(3,017,485)	-	(3,017,485)
Credit loss on digital assets receivable	-	(9,187)	-	(9,187)
Unrealized loss on investment and equity securities	-	-	(179,972)	(179,972)
Unrealized gain on Galaxy loan derivative	-	285,160	-	285,160
Unrealized gain on marketable securities	-	-	10,330	10,330
Impairment loss on prepaid mining machine deposits	-	(4,885)	-	(4,885)
Interest income	-	-	3,124	3,124
Interest expense	-	(963,663)	(161,022)	(1,124,685)
Loss before income taxes	(758,475)	(19,383,678)	(6,833,038)	(26,975,191)
Fixed asset additions	1,170	5,351,165	3,667	5,356,002

	Year ended December 31, 2024			
	Specialty Finance	**Mining and Treasury Operations**	**All Other**	**Total**
Revenue, net	$ 567,043	$ 10,432,605	$ -	$ 10,999,648
Digital mining cost of revenue	-	6,990,856	-	6,990,856
Staff costs and payroll	607,245	464,895	3,484,641	4,556,781
Gain on fair value of Bitcoin, net	-	(7,350,805)	-	(7,350,805)
Depreciation and amortization	3,881	7,730,208	40,072	7,774,161
Impairment loss on mining machines	-	1,379,375	-	1,379,375
Loss on disposal of fixed assets	-	136,100	-	136,100
Other segment expenses (1)	922,081	494,995	2,557,655	3,974,731
Operating income (loss)	(966,164)	586,981	(6,082,368)	(6,461,551)
Gain (loss) on fair value of purchased Bitcoin, net	-	(18,729)	57,926	39,197
Unrealized loss on investment and equity securities	-	-	(1,097,433)	(1,097,433)
Unrealized gain on marketable securities	-	-	9,190	9,190
Impairment loss on prepaid mining machine deposits	-	(12,941)	-	(12,941)
Other income - coupon sales	-	4,490	-	4,490
Interest income	26	-	307,290	307,316
Interest expense	-	(72,511)	(371,189)	(443,700)
Income (loss) before income taxes	(966,138)	487,290	(7,176,584)	(7,655,432)
Fixed asset additions	-	3,202,191	5,265	3,207,456

(1) Other segment items for each reportable segment include rent, collection costs, office and general business expenses, travel, insurance, office and general business expenses

Note 14. Subsequent Events

Galaxy Loan Facility

In connection with the Repurchase, on October 29, 2025, the Company entered into a Master Digital Currency Loan Agreement (the "Loan Agreement") with Galaxy Digital LLC ("Lender"). On October 30, 2025, the Company made a draw under the Loan facility and borrowed a principal sum of $11 million (the "October Loan") and granted to Lender a security interest in Bitcoin collateral owned by the Company. Subsequent to December 31, 2025, the maturity date for the October Loan was extended by agreement with the Lender with a new maturity date of April 24, 2026.

Miner Purchase

On February 5, 2026, the Company entered into a Sales and Purchase Agreement with Bitmain Technologies Delaware Limited ("Bitmain") for the purchase of 300 Bitmain S19XP miners at a total purchase price of $126,900.

Brown Loan Amendment

On March 27, 2026, we entered into a second amendment to secured promissory note with Brown Family to extend the maturity date of the Brown Secured Note until June 30, 2026.

December RDO Pre-funded Warrants

During January and February 2026, 2,034,395 pre-funded warrants were exercised for $0.0001 per share.

Exhibit Index

Exhibit Number	Description
3.1	Certificate of Incorporation of LM Funding America, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on March 8, 2024)
3.2	Restated By-Laws of LM Funding America, Inc. (incorporated by reference to Exhibit 3.2 to the Form 10-Q filed on November 17, 2022)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (Amendment No. 2) filed on August 27, 2015 (Registration No. 333-205232))
4.2	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.3 to the Form 10-K filed on April 1, 2024)
4.3	Form of LM Funding America, Inc. Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on December 9, 2024)
4.4	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.3 to the Form 10-K filed on April 1, 2024)
4.5	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed on October 20, 2021)
4.6	Form of Series A Common Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on August 19, 2024)
4.7	Form of Series B Common Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed on August 19, 2024)
4.8	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to the Form 8-K filed on August 19, 2024)
4.9	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on January 10, 2025)
4.10	Form of Common Warrant (PIPE Offering) (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on August 19, 2025)
4.11	Form of Common Warrant (RDO) (incorporated by reference to Exhibit 4.2 to the Form 8-K filed on August 19, 2025)
4.12	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed December 22, 2025)
4.13	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed December 22, 2025)
4.14	Secured Promissory Note, dated May 13, 2024, between LM Funding America, Inc. and Brown Family Enterprises LLC (incorporated by reference to Exhibit 4.5 to the Form 10-Q filed on May 15, 2024)
4.15*	Amendment to Secured Promissory Note, dated March 27, 2025, between LM Funding America, Inc. and Brown Family Enterprises LLC
4.16	Promissory Note, dated August 6, 2024, between LM Funding America, Inc. and SE & AJ Liebel Limited Partnership (as incorporated by reference to Exhibit 4.1 the Form 8-K filed on August 12, 2024)
4.17	Promissory Note, dated September 15, 2025, between LM Funding America, Inc. and SE & AJ Liebel Limited Partnership (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on September 18, 2025)
4.18*	Second Amendment to Secured Promissory Note, dated March 27, 2026, between LM Funding America, Inc. and Brown Family Enterprises LLC
10.1#	LM Funding America, Inc. 2015 Omnibus Incentive Plan. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on October 23, 2015)
10.2#	Form of LM Funding America, Inc. 2015 Omnibus Incentive Plan Stock Option Award Agreement. (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on October 23, 2015)
10.3#	Form of LM Funding America, Inc. 2015 Omnibus Incentive Plan Restricted Stock Award Agreement. (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on October 23, 2015)
10.4	Software License Agreement, dated April 15, 2015, between LM Funding, LLC and Business Law Group, P.A. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed on June 25, 2015 (Registration No. 333-205232))
10.5#	Form of Indemnification Agreement entered into between LM Funding America, Inc. and its directors and officers. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-1 filed on June 25, 2015 (Registration No. 333-205232)
10.6#	Warrant Agreement dated January 25, 2021 between the Seastar Medical Holding Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 25, 2021)
10.7#	Amended and Restated Employment Agreement of Bruce M. Rodgers, dated October 27, 2021, by and between the Company and Bruce M. Rodgers (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on November 1, 2021)
10.8#	Amended and Restated Employment Agreement of Richard Russell, dated October 27, 2021, by and between the Company and Richard Russell (incorporated by reference to Exhibit 10.7 to the Form 8-K filed on November 1, 2021)
10.9#	Amendment No. 1 to Amended and Restated Employment Agreement, dated November 16, 2022, by and between the Company and Bruce Rodgers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed November 18, 2022)

Exhibit Number	Description
10.10#	Amendment No. 1 to Amended and Restated Employment Agreement, dated November 16, 2022, by and between the Company and Richard Russell (incorporated by reference to Exhibit 10.2 to the Form 8-K filed November 18, 2022)
10.11#	Employment Agreement, dated October 27, 2021, by and between the Company and Ryan Duran (incorporated by reference to Exhibit 10.8 to the Form 8-K filed on November 1, 2021)
10.12#	LM Funding America, Inc. 2021 Omnibus Incentive Plan. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 1, 2021)
10.13#	Form of Stock Option Award Agreement (2021 Omnibus Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 1, 2021)
10.14#	Form of Stock Option Award Agreement for executive officer option grants made on October 28, 2021 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 1, 2021)
10.15#	Form of Stock Option Award Agreement for non-employee directors (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on November 1, 2021)
10.16#	LM Funding America, Inc. Non-Employee Director Compensation Program, as amended (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 18, 2022)
10.17	Services Agreement Amendment dated effective as of January 1, 2024, between LM Funding America, Inc. and BLG Association Law, PLLC (incorporated by reference to Exhibit 10.15 to the Form 10-K filed on April 1, 2024).
10.18#	Amendment No. 1 to Amended and Restated Employment Agreement, dated November 16, 2022, by and between the Company and Bruce Rodgers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed November 18, 2022)
10.19#	Amendment No. 1 to Amended and Restated Employment Agreement, dated November 16, 2022, by and between the Company and Richard Russell (incorporated by reference to Exhibit 10.2 to the Form 8-K filed November 18, 2022)
10.20	Form of LM Funding America, Inc. Warrant Exercise Agreement (incorporated by reference to the Exhibit 10.1 to the Current Report on Form 8-K filed December 9, 2024)
10.21	Form of Securities Purchase Agreement, dated August 16, 2024, by and between LM Funding America, Inc. and Purchaser (as defined therein) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 19, 2024)
10.22	Loan Agreement, dated as of August 6, 2024, by and among LM Funding America, Inc., LM Funding, LLC, US Digital Mining and Hosting Co., LLC, and SE & AJ Liebel Limited Partnership (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 12, 2024)
10.23	Security Agreement, dated as of August 6, 2024, by the Company in favor of SE & AJ Liebel Limited Partnership (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on August 12, 2024)
10.24	Pledge Agreement, dated as of August 6, 2024, by and between the Company and SE & AJ Liebel Limited Partnership (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on August 12, 2024)
10.25	Commercial Guaranty, dated August 6, 2024, by LM Funding, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on August 12, 2024)
10.26	Commercial Guaranty, dated August 6, 2024, by US Digital Mining and Hosting Co., LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on August 12, 2024)
10.27	Security Agreement, dated as of August 6, 2024, by LM Funding, LLC in favor of SE & AJ Liebel Limited Partnership (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on August 12, 2024)
10.28	Security Agreement, dated as of August 6, 2024, by US Digital Mining and Hosting Co., LLC in favor of SE & AJ Limited Partnership (incorporated by reference to Exhibit 10.7 to Form 8-K filed August 12, 2024)
10.29	Placement Agency Agreement, dated August 18, 2025, between LM Funding America, Inc. and Maxim Group LLC (PIPE Offering) (incorporated by reference to Exhibit 1.1 to the Form 8-K filed on August 19, 2025)
10.30	Placement Agency Agreement, dated August 18, 2025, between LM Funding America, Inc. and Maxim Group LLC (RDO) (incorporated by reference to Exhibit 1.1 to the Form 8-K filed on August 19, 2025)
10.31	Form of Securities Purchase Agreement, dated August 18, 2025, between LM Funding America, Inc. and the purchasers signatory thereto (PIPE Offering) (incorporated by reference to Exhibit 10.1 to Form 8-K filed August 19, 2025)
10.32	Form of Securities Purchase Agreement, dated August 18, 2025, between LM Funding America, Inc. and the purchasers signatory thereto (RDO) (incorporated by reference to Exhibit 10.2 to Form 8-K filed August 19, 2025)
10.33	Form of Registration Rights Agreement, dated August 18, 2025, between LM Funding America, Inc. and the purchasers signatory thereto (incorporated by reference to Exhibit 10.3 to Form 8-K filed August 19, 2025)
10.34	Loan Agreement Amendment, dated as of September 15, 2025, by and among LM Funding America, Inc., LM Funding, LLC, US Digital Mining and Hosting Co., LLC, and SE & AJ Liebel Limited Partnership (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 18, 2025)
10.35	Placement Agency Agreement, dated December 19, 2025, between LM Funding America, Inc. and Maxim Group LLC (incorporated by reference to Exhibit 1. to Form 8-K filed December 22, 2025)
10.36	Form of Securities Purchase Agreement, dated December 19, 2025, between LM Funding America, Inc. and the purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed December 22, 2025)

Exhibit Number	Description
10.37	Master Digital Currency Loan Agreement, dated October 29, 2025, between LM Funding America, Inc. and Galaxy Digital, LLC, together with Loan Term Sheet dated October 30, 2025 (incorporated by reference to Exhibit 10.6 to LM Funding America, Inc.'s Form 10-Q filed November 14, 2025)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to LM Funding America, Inc.'s Form 10-K filed March 31, 2025)
21.1*	Subsidiaries of the registrant.
23.1*	Consent of MaloneBailey, LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Form 10-K filed April 1, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

# Indicates a management contract or compensatory arrangement.
* Filed herewith.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

LM FUNDING AMERICA, INC.

Date: March 31, 2026   By: /s/ Bruce M. Rodgers

Bruce M. Rodgers
Chief Executive Officer and Chairman of the Board

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce M. Rodgers and Richard Russell and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Bruce M. Rodgers **Bruce M. Rodgers**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 31, 2026
/s/ Richard Russell **Richard Russell**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2026
/s/ Carollinn Gould **Carollinn Gould**	Member of the Board of Directors	March 31, 2026
/s/ Andrew Graham **Andrew Graham**	Member of the Board of Directors	March 31, 2026
/s/ Frank Silcox **Frank Silcox**	Member of the Board of Directors	March 31, 2026
/s/ Martin Traber **Martin Traber**	Member of the Board of Directors	March 31, 2026
/s/ Douglas McCree **Douglas McCree**	Member of the Board of Directors	March 31, 2026
/s/ Frederick Mills **Frederick Mills**	Member of the Board of Directors	March 31, 2026